     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                        OPTICAL COATING LABORATORY, INC.

             (Exact name of registrant as specified in its charter)

                        DELAWARE                                     68-0164244
    (State or Other Jurisdiction of Incorporation or       (I.R.S. Employer Identification
                     Organization)                                      No.)

             2789 NORTHPOINT PARKWAY, SANTA ROSA, CALIFORNIA 95407
                                 (707) 545-6440

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                CHARLES J. ABBE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        OPTICAL COATING LABORATORY, INC.
                            2789 NORTHPOINT PARKWAY
                          SANTA ROSA, CALIFORNIA 95407

                                 (707) 545-6440

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                           --------------------------

                                   COPIES TO:

        JOHN V. ERICKSON, Esq.                     JAMIE E. CHUNG, Esq.
        JOHN J. O'NEILL, Esq.                     PETER M. O. WONG, Esq.
       ANDREW H. PONTIOUS, Esq.                 HEATHER L. McCORMICK, Esq.
       Collette & Erickson LLP                      Cooley Godward LLP
  555 California Street, Suite 4350           One Maritime Plaza, 20th Floor
   San Francisco, California 94104           San Francisco, California 94111
            (415) 788-4646                            (415) 693-2000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED
                                              AMOUNT         MAXIMUM OFFERING    PROPOSED MAXIMUM
           TITLE OF SHARES                    TO BE               PRICE         AGGREGATE OFFERING      AMOUNT OF
           TO BE REGISTERED               REGISTERED(1)        PER SHARE(2)           PRICE          REGISTRATION FEE
Common Stock, $.01 par value per
  share...............................      1,782,500            $48.375          $86,228,437.50         $23,972

(1) Includes 232,500 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the Registrant's Common Stock on the Nasdaq National Market on April 19, 1999.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 22, 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT CONFIRM SALES OF THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                1,550,000 SHARES

                                     [LOGO]

                        OPTICAL COATING LABORATORY, INC.

                                  COMMON STOCK

    OCLI is selling 1,300,000 shares in this offering and the selling stockholders identified in this prospectus are selling 250,000 shares. OCLI will not receive any of the proceeds from the sale of shares by the selling stockholders. OCLI's common stock is traded on the Nasdaq National Market under the symbol "OCLI." On April 21, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $49.25 per share. See "Price Range of Common Stock."

                                 --------------

                                                                  PER SHARE        TOTAL
                                                              -----------------  ----------
Public offering price.......................................          $          $
Underwriting discount and commissions.......................          $          $
Proceeds to OCLI before expenses............................          $          $
Proceeds to selling stockholders............................          $          $

    OCLI has granted the underwriters an option for a period of 30 days to purchase up to 232,500 additional shares of common stock. The underwriters are severally underwriting the shares being offered. The underwriters expect to
deliver the shares against payment on         , 1999.

                                 --------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 -------------

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                                      SOUNDVIEW TECHNOLOGY GROUP

           , 1999

                                [Gatefold page]

                           [OCLI: MAKING LIGHT WORK]

    [A diagram depicting light separation through a prism and a diagram showing light reflection, absorption and transmission through an optically thin film coated substrate]

                              [Inside Front Cover]

[TELECOMMUNICATIONS

    [The graphic depicts a schematic of a wavelength division multiplexing system containing an Erbium Doped Fiber Amplifier. The components manufactured or packaged by OCLI are labeled.]

    pictures of:

          - MicroNode Wavelength Selective Switch

          - Wavelength Division Multiplexer

          - Gain Flattening Filter

                                          CONNECT

                                     LIGHT INTERFERENCE
                                          PIGMENTS

    pictures of:

          - cell phone

          - automobile

          - U.S. $100 bill

                                          SECURE]

                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  -----
Prospectus Summary...........................................           4

Risk Factors.................................................           7

Forward-Looking Statements...................................          19

Use of Proceeds..............................................          20

Price Range of Common Stock..................................          20

Dividend Policy..............................................          21

Corporate Information........................................          21

Capitalization...............................................          22

Selected Consolidated Financial Information..................          23

Management's Discussion and Analysis of Financial Condition
  and Results of Operations..................................          25

Business.....................................................          38

Management...................................................          51

Certain Transactions.........................................          53

Principal and Selling Stockholders...........................          54

Description of Capital Stock.................................          55

Underwriting.................................................          57

Legal Matters................................................          58

Experts......................................................          59

How to Get Information about OCLI............................          59

Information Incorporated by Reference........................          60

Index to Consolidated Financial Statements...................         F-1

                                 --------------

        OCLI-Registered Trademark-, Glare/Guard-Registered Trademark-, MicroNode-TM-, OVP-TM-, ChromaFlair-Registered Trademark-, Color-By-Physics-TM-, MetaMode-Registered Trademark- and the OCLI logo are our trademarks and service marks. This prospectus also contains trademarks and service marks of other companies.

                               PROSPECTUS SUMMARY

        THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS," AND THE FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION.

                        OPTICAL COATING LABORATORY, INC.

        Optical Coating Laboratory, Inc. (OCLI) is a worldwide leader in optical thin film coating technologies. We have leveraged our technical and manufacturing expertise, gained from over 50 years of experience developing thin film coating processes for government and industry, to build a portfolio of products that incorporate high performance optical thin films used to manage light. Our products control, enhance and modify the behavior of light by utilizing its reflection, absorption and transmission properties to achieve commercially important effects such as high reflectivity, anti-glare and spectral filtering. By integrating superior process capabilities with advanced product design, we provide complete optical solutions that address a range of end-market applications in growing markets.

        The ability to control the behavior of light using thin film technology plays a critical role in many industries and products. We currently apply our expertise to the following markets and products:

        TELECOMMUNICATIONS. We manufacture and sell optical components for fiber optic communications systems including wavelength division multiplexing
(WDM) products. We also sell optical components used on satellites for solar power generation, thermal control and other functions.

        LIGHT INTERFERENCE PIGMENTS. Through our Flex subsidiary, we manufacture and sell optically variable pigments used to prevent counterfeiting of the world's currencies and other value documents and for use in paints for automobiles and other consumer products.

        DISPLAY. We manufacture and sell optical components used in cathode ray tube (CRT) displays, flat panel displays, large-screen projection televisions and projection systems for business applications. We are also developing optical components for next generation computer monitors.

        AEROSPACE AND INSTRUMENTATION. We manufacture and sell optical components, including precision polymer optics, used in defense and aerospace products, automated data collection products and medical, scientific and analytical instruments.

        OFFICE AUTOMATION. We manufacture and sell optical components, including precision polymer optics, for copiers, scanners, printers and other office products.

        In the telecommunications market, we have a strategic alliance with JDS FITEL Inc., a leading fiber optic component company, involving supply and distribution contracts under which we contribute our expertise to provide optical filters for specified WDM products and JDS contributes its expertise in the design, manufacture and marketing of those WDM products.

        We also have a strategic alliance with SICPA Holding S.A., a leading supplier of inks used in the printing of high security documents, most notably currency, that allows us to maintain a leading position in the security pigment market. SICPA uses our pigments to make optically variable ink, which is used on the currencies of over 50 countries around the world. Through SICPA's relationships with government currency printing agencies and national central banks, our proprietary light interference pigments have been introduced as one of the most effective means of preventing counterfeiting.

        Our target markets present significant growth opportunities, particularly in telecommunications, light interference pigments and projection display. Growth in the telecommunications market is being driven by increasing amounts of data, voice and video traffic, creating capacity constraints which require solutions that offer increased bandwidth. Increased demand for light interference pigments is being driven by the heightened need to protect currency and value documents from counterfeiting. Additionally, the demand for large screen displays has fueled the development of new products and technologies for the projection display market.

        As a pioneer in light management, we are well positioned to take advantage of the increasing need for optical products and solutions in growth markets. The key to our success is superior thin film deposition and product design technologies and the ability to apply these technologies to our customers' needs. We focus on high-performance processes that rely on internally designed machinery and process monitoring equipment. We devote significant resources to research and development of new processes and new products that incorporate our optical thin film capabilities. Our reputation and commitment to superior optical technology allows us to attract and retain both a strong customer base, and the most qualified personnel in the industry.

        Our goal is to be the leading supplier of high performance optical products. Key elements of our strategy include:

        - capitalizing on our optical expertise to design and develop products;

        - focusing on selected large and growing commercial markets;

        - leveraging strategic alliances;

        - enhancing manufacturing efficiency;

        - expanding international presence; and

        - selectively pursuing strategic acquisitions.

        Our corporate headquarters and principal manufacturing and research facilities are located in Santa Rosa, California. We maintain additional operations in Hillend, Scotland as well as sales and administrative offices in Europe and Japan. As of January 31, 1999, we had 1,411 employees, including 122 in research and development, 1,098 in manufacturing, 65 in sales and marketing and 126 in finance and administration.

                                  THE OFFERING

        The following information assumes that the underwriters do not exercise the option granted to them by OCLI to purchase additional shares in the offering. See "Underwriting."

Common stock offered by OCLI.......................  1,300,000 shares

Common stock offered by the selling stockholders...  250,000 shares

Common stock to be outstanding after the
offering...........................................  13,904,346 shares(1)

Use of proceeds....................................  For working capital and other general corporate purposes.

Nasdaq National Market symbol......................  OCLI

------------------------

(1) This information is based on the number of shares outstanding at March 31, 1999. It includes the shares being offered by certain of the selling stockholders pursuant to the exercise of fully vested stock options. The information excludes the remaining 3,044,723 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 2,211,805 shares were subject to outstanding options as of March 31, 1999 at a weighted average exercise price of $14.78 per share, and excludes 400,000 shares reserved under our stock purchase plan, which was approved on April 1, 1999. See "Capitalization" and Note 9 of Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                               THREE MONTHS ENDED
                                                              FISCAL YEAR ENDED OCTOBER 31,                       JANUARY 31,
                                                ----------------------------------------------------------  ------------------------
                                                   1994        1995        1996        1997        1998        1998         1999
                                                ----------  ----------  ----------  ----------  ----------  -----------  -----------
                                                                                                                  (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME DATA:
  Revenues....................................  $  131,780  $  169,417  $  189,195  $  217,829  $  255,624   $  53,373    $  69,851
  Gross profit................................      47,779      63,408      62,426      74,622      85,954      17,138       21,219
  Income from operations......................      10,561      16,570      12,402      15,947      14,872       3,629        6,219
  Net income..................................  $    4,604  $    7,391  $    5,196  $    7,125  $    7,339   $   1,596    $   2,033
  Net income per common share, diluted........  $     0.51  $     0.73  $     0.41  $     0.60  $     0.59   $    0.13    $    0.16
  Weighted average common shares, diluted.....       9,023       9,510      10,301      10,673      11,999      11,396       12,868

                                                                                                JANUARY 31, 1999
                                                                                            -------------------------
                                                                                                             AS
                                                                                              ACTUAL     ADJUSTED(1)
                                                                                            ----------  -------------
                                                                                            (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...............................................................  $   14,324   $
  Working capital.........................................................................      53,009
  Total assets............................................................................     204,806
  Long term debt..........................................................................      51,870
  Total stockholders' equity..............................................................     105,531

------------------------

(1) The pro forma "as adjusted" column reflects the application of the proceeds from the sale of 1,300,000 shares of common stock offered by OCLI in this prospectus at an assumed public offering price of $49.25 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        EXCEPT AS OTHERWISE NOTED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." WE PREPARE OUR FINANCIAL STATEMENTS ON THE BASIS OF A 52/53-WEEK FISCAL YEAR ENDING ON THE SUNDAY NEAREST OCTOBER 31. HOWEVER, FOR PURPOSES OF PRESENTATION, FISCAL PERIODS ARE INDICATED AS ENDING AT CALENDAR MONTH-ENDS. FISCAL 1996 WAS A 53-WEEK YEAR AND FISCAL 1994, 1995, 1997 AND 1998 WERE 52-WEEK YEARS.

                                  RISK FACTORS

        YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

        THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

WE RELY HEAVILY ON JDS FOR THE DESIGN, PACKAGING, ASSEMBLY, TESTING, DISTRIBUTION, SALES AND MARKETING OF CERTAIN OF OUR TELECOMMUNICATIONS PRODUCTS.

        - WE RELY ON JDS TO DESIGN, PACKAGE, ASSEMBLE, DISTRIBUTE, SELL AND MARKET OUR PRODUCTS. Under the terms of our agreements, JDS has primary responsibility for the design, packaging and assembly of WDM products covered by these agreements. JDS also has exclusive sales, marketing and distribution responsibilities for such products. If JDS is unable to successfully distribute, market and sell our products, we may be unable to find a substitute distribution, marketing or sales partner or develop these capabilities ourselves. We also rely on JDS for significant financial and technical contributions to these programs.

        - WE LACK CONTROL OVER MANAGEMENT DECISIONS. We share with JDS the responsibility for making certain management decisions as they relate to the WDM products covered by the agreements. Certain decisions are made by a management committee that has equal representation from JDS and ourselves. Our interests may not always be aligned. If we disagree with JDS on specific matters or general program direction, a neutral party will make the decision. Such a decision may not be in our best interests.

        - OUR SHARE OF PROFITS COULD BE REDUCED. Under our agreements with JDS, if the majority of the WDM products covered by the agreements incorporate wavelength discrimination components not originating from us, our share of the profits under the agreements will be significantly reduced. In addition, we share any losses incurred under the agreements.

        - JDS CAN TERMINATE OUR AGREEMENTS OR FAIL TO PERFORM. JDS can terminate the agreements without cause beginning in 2015. If JDS terminates the agreements or fails to provide adequate resources to the program, we cannot be certain that we could obtain substitute resources or a substitute partner to commercialize our products.

        - JDS INTENDS TO MERGE WITH UNIPHASE. JDS recently announced an intended merger with Uniphase Corporation. We cannot be certain what effect, if any, this merger will have on us.

WE RELY HEAVILY ON SICPA TO MARKET AND SELL OUR LIGHT INTERFERENCE PIGMENTS IN THE SECURITY MARKET.

        We have a strategic alliance with SICPA for the marketing and sale of our light interference pigments used in connection with currency, stamps, credit cards, passports and other specified value documents. Under a license and supply agreement, we rely exclusively on SICPA to market and sell these products worldwide. We currently do not plan to develop our own marketing and sales organization for our light interference pigments for use in connection with such value documents. SICPA has the right to terminate the agreement if we breach it. If SICPA terminates our agreement or if it is unable to successfully market and sell our light interference pigments for the applications covered by the agreement, our business may be harmed and we may be unable to find a substitute marketing and sales partner or develop these capabilities ourselves. Also, if SICPA fails to meet its minimum purchase requirements under the agreement for any reason, our operating results would be adversely affected.

        SICPA was the previous owner of a 40.0% interest in Flex. In July 1996, SICPA filed a lawsuit naming us as a defendant in order to prevent a proposed financing of Flex. This litigation was settled in November 1998 and we subsequently purchased SICPA's 40.0% interest in Flex. See "Business--Legal Proceedings."

WE MUST KEEP PACE WITH CHANGING TECHNOLOGICAL AND CUSTOMER REQUIREMENTS TO REMAIN COMPETITIVE.

        The market for our products, particularly in the telecommunications and display markets, is characterized by the existence of many competing technologies, rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to remain competitive in any of these ways. We have also found that the life cycles of our products are difficult to estimate, primarily because they may vary according to the particular application or vertical market segment. We believe that our future success will depend upon our ability to continue to enhance our current product line while we develop and introduce new products that keep pace with competitive and technological developments. We also must introduce these products in a timely manner to meet our customers' changing needs. These developments require us to continue to make substantial product development investments. Because of these and other market conditions, we can not be certain that we will be able to make the technological improvements or the research investments necessary to offer our products in a timely or effective manner.

        We expect that new technologies will emerge as competition in the telecommunications equipment industry increases and the need for higher and more cost-effective bandwidth transmission expands. If alternatives to our thin film filter-based products, such as products based on planar waveguide, fiber grating or other technologies, are adopted by our customers, our telecommunications business would suffer.

        The light interference pigments market is also susceptible to changing technology and customer requirements. Growth in the demand for our ChromaFlair-Registered Trademark- product within the consumer markets will depend upon our ability to develop a more cost-effective process to manufacture our light interference pigment products. Also, the trend toward electronic currency, such as pre-paid or "smart cards," may decrease the market for our light interference pigments used on paper currency.

WE DEPEND ON THE TELECOMMUNICATIONS INDUSTRY FOR GROWTH IN THE SALES OF OUR WDM AND SATELLITE PRODUCTS.

        Our ability to grow our WDM and satellite products businesses depends in part on the continued growth and success of the telecommunications industry. Recently, telecommunications markets around the world have been deregulating and opening to global competition. This deregulation generally has resulted in increased competition and demand for telecommunications products and services. Additionally, the growing volume of data, voice and video traffic has increased bandwidth demand. These trends have driven increased demand for our WDM and satellite products. However, such trends may not continue in a manner that is favorable to us.

        The rate at which long distance carriers and other fiber optic network operators have built new fiber optic networks or installed new systems in their existing fiber optic networks has fluctuated in the past and may continue to fluctuate in the future. These fluctuations may result in reduced demand for new or upgraded fiber optic systems that utilize our products. We can not be certain that technological or other developments in the telecommunications industry will favor growth in the markets served by our products. Moreover, as the telecommunications industry consolidates and realigns to accommodate technological and other developments, there is a risk that certain of our customers and telecommunication service providers may consolidate or align themselves together in a manner adverse to our business interests.

        Growth of our satellite component business depends on growth in the number of satellite launches. In 1999, 2000, 2003 and 2004, the number of launches per year are expected to decrease. Continuation of this trend would have an adverse effect on our satellite business.

WE DEPEND ON THE PROJECTION DISPLAY AND FLAT PANEL DISPLAY MARKETS FOR GROWTH IN THE SALES OF OUR DISPLAY PRODUCTS.

        Our ability to grow our display products business depends significantly on the continued growth and success of the projection and flat panel display markets. Advances in the technology used in computer monitors, televisions, conference room projectors and other display devices have led to increased demand for flat panel displays and projection displays. We cannot be certain that growth in these markets will continue or that technological or other changes in this industry will result in continued growth. In addition, the display market is subject to pricing pressure, consolidation and realignment as industry participants try to position themselves to take advantage of the changing competitive landscape. There is a risk that any consolidations and realignments may adversely affect our business, and pricing pressure will adversely affect our operating results.

WE DEPEND ON OUR OEM CUSTOMERS FOR THE SALE OF OUR PRODUCTS AND FOR INFORMATION RELATING TO THE DEVELOPMENT OF NEW PRODUCTS.

        We sell a substantial portion of our products to a relatively small number of original equipment manufacturers (OEMs). The timing and amount of sales to these customers ultimately depend on sales levels and shipping schedules for the OEM products into which our products are incorporated. We have no control over the shipping dates or volume of products shipped by our OEM customers, and we cannot be certain that our OEM customers will continue to ship products that incorporate our products at current levels or at all. Failure of these OEMs to achieve significant sales of products incorporating our products and fluctuations in the timing and volume of such sales could be harmful to our business. In addition, failure of our OEM customers to inform us of changes in their production needs in a timely manner can hinder our ability to effectively manage our business.

        In addition, we rely on our OEM customers to inform us of opportunities to develop new products that serve end user demands. If our OEM customers do not present us with market opportunities early enough for us to develop products to meet end user needs in a timely fashion or if the OEMs fail to anticipate end user needs at all, we may fail to develop new products or modify our existing products for our end user markets. In addition, if our OEM customers fail to accurately anticipate end user demands, we may spend resources on products that are not commercially successful.

ACQUIRING COMPLEMENTARY COMPANIES WILL EXPOSE US TO ADDITIONAL RISKS.

        From time to time, we intend to acquire companies with products and services complementary to our own that we believe can help us commercialize our products quickly and efficiently. We increased our 60.0% ownership of Flex to 100% in December 1998 and we acquired OPKOR Inc. in February 1999. These acquisitions and any future acquisitions will expose us to increased risks and costs, including the following:

        - failure to retain customers;

        - integrating new operations and technologies;

        - assimilating and retaining new personnel; and

        - diverting financial and management resources from existing operations.

        We may not be able to generate sufficient profits from any of these acquisitions to offset the associated acquisition costs. We will also be required to maintain uniform standards of quality and service, controls, procedures and policies. We may have difficulty assimilating and maintaining uniformity over OPKOR's operations because it is located in Rochester, New York, which is far from our California headquarters. Our failure to maintain any of these standards may hurt relationships with customers, employees, and new management personnel. In addition, our future acquisitions may result in additional stock issuances that could be dilutive to our stockholders.

WE MAY NOT BE ABLE TO ENTER INTO STRATEGIC ALLIANCES TO EFFECTIVELY COMMERCIALIZE OUR PRODUCTS.

        As we develop optical products, we often rely on strategic alliances with other companies in a particular market to commercialize our products in a timely or effective manner. Our current strategic alliance partners provide us with assistance in the marketing, sales and distribution of our diverse line of products. We may be unable to find appropriate strategic alliances in markets in which we have little experience, which could prevent us from bringing our products to market in a timely manner, or at all. In our decorative pigments business, we may form alliances that would help us penetrate the automotive and other industries. If we do not enter into effective alliances, our ChromaFlair-Registered Trademark- products may not achieve satisfactory market penetration.

OUR FAILURE TO MANAGE GROWTH COULD ADVERSELY AFFECT US.

        The recent accelerated growth of our business has placed, and is expected to continue to place, a strain on our limited personnel, management and other resources. In particular, the growth of our telecommunications business related to fiber optic networks and our light interference pigments business related to security and value documents has required us to allocate significantly increased amounts of manufacturing capabilities, personnel and other resources to those markets. In addition, our ability to manage and allocate resources is complicated by the number, diversity and complexity of our product lines. Our management, personnel, systems, procedures and controls may be inadequate to support our existing and future operations. If required to manage future growth, the implementation of management systems can be time consuming and costly. In order to manage future growth effectively, we will need to attract, train, integrate, motivate, manage and retain employees successfully to continue to improve our operational, financial and management systems.

WE MUST MANAGE OUR MANUFACTURING OPERATIONS AND FACILITIES EFFECTIVELY TO MEET CHANGING CAPACITY REQUIREMENTS.

        We currently manufacture all of our products at our facilities in Santa Rosa, California, Hillend, Scotland and Atsugi, Japan. We are currently experiencing manufacturing capacity constraints and we are in the process of expanding our manufacturing capacity at these facilities. In addition, many of our customers have requested that we build manufacturing capabilities that are near or on their facilities to provide just-in-time production capabilities. If our plans to expand our manufacturing capacity are not implemented on a timely basis, we could face production shortfalls. In addition, we may be required to make additional capital investments in new or existing manufacturing facilities. Rapid increases in production levels to meet unanticipated demand could result in higher costs for components and subassemblies and higher overtime costs and other expenses. These higher expenditures could lower our profit margins. Further, if production is increased rapidly, there may be decreased manufacturing yields, which may also lower our margins.

        In order to meet forecasted demand, we will need to increase our manufacturing capability for light interference pigments. We currently intend to begin operating our third light interference pigment production machine in the middle of 2000. In the past, we have experienced significant problems during the initial phases of operating a new machine, which required us to take substantial write-offs of inventory and incur substantial expenses to solve these problems. If we encounter similar problems with this new machine, our production capability and our operating results will suffer.

        Many of our machines are the only manufacturing sources for particular products and are running at or near capacity. We do not have plans to develop redundancy for much of our production capability. Therefore, a breakdown or catastrophic damage to certain machines would severely and adversely affect our business. In addition, it can take up to two years to replace certain production machines.

        We are expanding our manufacturing capabilities and expending capital in anticipation of a level of customer orders that may not be achieved. If demand falls below our forecast, we could have excess production or excess capacity. Excess production could result in higher inventories of our products. If we were unable to sell these inventories, we would be forced to write off such inventories as obsolete products. Excess manufacturing capacity could lead to higher production costs and lower margins.

        We have in the past and may in the future experience difficulties in the management of our manufacturing facilities located overseas because of the distance from our headquarters and difference in time zone. To the extent that we expand our overseas manufacturing capabilities, these issues will be increased.

OUR OPERATING RESULTS MAY FLUCTUATE.

        Our quarterly revenues and bookings are likely to fluctuate significantly in the future due to a number of factors, many of which are outside our control. Factors that could affect our revenues and bookings include the following:

        - variations in the size or timing of orders and shipments of our products;

        - new product introductions by competitors;

        - delays in introducing new products or components;

        - delays of orders forecasted by our customers;

        - delays in planned manufacturing capacity upgrades;

        - delays by our customers in the completion of upgrades of telecommunications infrastructure;

        - variations in capital spending budgets of telecommunications service providers; and

        - delays in obtaining regulatory approval for commercial deployment of certain telecommunications and other products.

        A significant portion of our operating expenses are relatively fixed in nature. Changes in revenue may cause significant fluctuations in our operating results from quarter to quarter.

        To achieve our revenue objectives, we depend on obtaining orders for shipment in the same quarter. Furthermore, our agreements with our customers generally do not contain binding purchase commitments and provide that our customers may change delivery schedules and cancel orders within specified timeframes without significant penalty. We generally recognize revenue upon shipment of products to the customer except in the case of JDS, where we recognize revenue upon shipment by JDS to their customers. Refusal of customers or end users to accept shipped products, returns of shipped products or delays or difficulties in collecting accounts receivable could result in significant charges against income. We may be unable to obtain sufficient orders in any quarter, or anticipate the cancellation or deferral of such orders in a quarter.

        We have experienced and expect to continue to experience seasonality in our business. Our sales have been affected by a seasonal decrease in demand in the last quarter of each calendar year, which coincides with the first quarter of our fiscal year, due to year-end fluctuations in orders and operations of our customers, a fewer number of workdays during the winter holiday season, and the significant seasonality of consumer electronics products for which we provide components. We expect this trend to continue, although other trends may emerge. These trends, or other fluctuations in the timing of customer orders, may cause quarterly or annual fluctuations.

WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS IN CERTAIN INDUSTRIES.

        Of our total revenues in fiscal 1998, JDS accounted for approximately 21.0% and SICPA accounted for approximately 13.9%. Of our total revenues in the first quarter of fiscal 1999, JDS accounted for approximately 31.1% and SICPA accounted for approximately 18.3%. We believe that a substantial majority of our revenues will continue to be derived from sales to a relatively small number of customers for the foreseeable future. In addition, we believe that sales to these customers will be focused on a small number of applications. The loss of a significant customer for any reason or reduced production by a customer, could result in a significant loss of revenue. In addition, some of our products are sold to customers in industries, such as consumer products, that experience significant fluctuations in demand based on economic conditions, consumer demand and other factors that are beyond our control. There can be no assurance that we will be able to increase or maintain our levels of sales in periods of economic stagnation or downturn. In the past, OEMs have reduced the amount of purchases of our products in an effort to reduce their costs in response to economic crises.

WE ARE DEPENDENT ON KEY SUPPLIERS OF RAW MATERIALS.

        We manufacture all of our products using materials procured from third-party suppliers. Certain of these materials are obtained from a single source and others are available from limited sources. In addition, some of the components are custom parts produced to our specifications. For example, we currently rely on Corning Incorporated to supply a special grade microsheet flat glass that is used in some of our products. Other materials are procured from single-source suppliers even though other suppliers are available. Any interruption in the operations of vendors of single-sourced materials could adversely affect our ability to meet our scheduled product deliveries to customers. Delays in key component or product deliveries may occur due to shortages resulting from a limited number of suppliers, the financial or other difficulties of such supplier or a limitation in component product availability. If we are unable to obtain a sufficient supply of materials from our current sources, we could experience difficulties in obtaining alternative sources quickly or in altering product designs to use alternative materials. Resulting delays or reductions in product shipments could damage customer relationships. Further, a significant increase in the price of one or more of these materials could have a material adverse effect on our operating results.

        In addition, we are an extremely large consumer of electricity. Unforeseen increases in the cost of electricity or interruptions or reductions in our current supply of electricity could materially affect our ability to manufacture our products in a cost-effective or timely manner.

THE SALES CYCLE FOR OUR PRODUCTS IS LENGTHY AND SUBJECT TO DELAYS BEYOND OUR CONTROL, WHICH MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

        The sales cycle associated with our products typically is lengthy, often lasting three to fifteen months. Our customers usually conduct significant technical evaluations of our products prior to the commitment of capital and other resources. In addition, purchasing decisions may be delayed because of our customers' internal budget approval procedures. Furthermore, end users of our products may have lengthy testing and approval processes that will delay purchases of our products by our customers. For example, countries adopting security measures for their currency often will consider and test alternatives to our light interference pigments prior to making a purchasing decision. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter do not occur in that quarter, our operating results for that quarter could be materially adversely affected.

WE ARE DEPENDENT ON KEY PERSONNEL WITH EXPERTISE IN THE MANAGEMENT OF LIGHT.

        Due to the specialized nature of our business, we are highly dependent on the continued service of, and on the ability to attract and retain, qualified engineering, sales, marketing and senior management personnel in the area of light management. The competition for such personnel is intense. The loss of any key employees or management could have a material adverse effect on our business and operating results. In addition, if we are unable to hire additional qualified personnel as needed, we may not be able to adequately manage and complete our existing sales commitments and to bid for and execute additional sales. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business.

        We must provide significant training for our growing employee base due to the highly specialized nature of our technological expertise in the area of light management and thin film optical coating. Our current engineering personnel may be inadequate, and we may fail to assimilate and train new employees successfully. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in thin film optical coating and fiber optics, are in high demand. Once trained, our employees may be hired by our competitors.

        We do not have "key person" insurance coverage for the loss of any of our employees. Any officer or employee of our company can terminate his or her relationship with us at any time. None of our employees are bound by any noncompetition agreements with us.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENTAL AND INDUSTRY REGULATIONS, CERTIFICATIONS AND APPROVALS.

        The commercialization of our products may be delayed or made more costly due to required government and industry approval processes. In the past, the United States federal government has attempted to restrict the export of our satellite-related products to certain foreign countries for reasons of national security. Development of applications for our ChromaFlair-Registered Trademark-products may require significant testing that could delay our sales. For example, certain uses in cosmetics may be regulated by the Food and Drug Administration, which has extensive and lengthy approval processes. Durability testing by the automobile industry of our pigments used with automotive paints can take up to three years. If we change a product for any reason including technological changes or changes in the manufacturing process, prior approvals or certifications may be invalid and we may need to go through the approval process again. Additionally, some of our telecommunications products may need to obtain Bellcore certification. This certification process can last six months or longer. If we are unable to obtain these or other government or industry certifications in a timely manner, or at all, our results could be adversely affected.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

        Sales to customers outside of the United States accounted for approximately 58.8% of our revenues in fiscal 1998 and approximately 68.1% of our revenues in the first quarter of our 1999 fiscal year. We expect sales to customers outside of the United States to continue to represent a significant percentage of our revenues for the foreseeable future. International sales are subject to a number of risks, including the following:

        - changes in foreign government regulations and standards;

        - export license requirements, tariffs, taxes and other trade barriers;

        - requirements or preferences of foreign nations for domestic products;

        - fluctuations in currency exchange rates relative to the U.S. dollar;

        - difficulty in collecting accounts receivable;

        - difficulty in managing foreign operations; and

        - political and economic instability.

        If our customers or end users of our products are impacted by currency devaluations or general economic crises, such as the economic crisis currently affecting many Asian and Latin American economies, their ability to purchase our products could be materially adversely affected. Payment cycles for international customers typically are longer than those for customers in the United States. Foreign markets for our products may develop more slowly than currently anticipated for a variety of reasons. These reasons include environmental issues, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment.

WE HAVE SIGNIFICANT EXPOSURE TO FOREIGN INVESTMENTS.

        We have significant capital investments in Scotland and Japan. We record changes in the value of those countries' currencies relative to the U.S. dollar as direct charges or credits to equity. In addition to our manufacturing operations in Scotland and Japan, we also have a sales presence in other European and Asian countries. A significant weakening of the currencies in Europe or Asia in relation to the U.S. dollar could reduce the reported results of those operations. In addition, our export sales could be subject to competitive price pressures if the U.S. dollar were to strengthen compared to the currency of foreign competitors.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

        Our success and ability to compete are significantly dependent on our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our products. Our pending patent applications may not be granted. Even if they are granted, the claims covered by the patents may be reduced from those included in our applications. Any patent might be subject to challenge in court and, whether or not challenged, might not be broad enough to prevent third parties from developing equivalent technologies or products. We have entered into confidentiality and invention assignment agreements with our employees, and we enter into non-disclosure agreements with some of our suppliers, distributors and customers so as to limit access to and disclosure of our proprietary information. These statutory and contractual arrangements may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of some foreign countries might not protect our products or intellectual property rights to the same extent as do the laws of the United States. Protection of our intellectual property might not be available in every country in which our products might be manufactured, marketed or sold.

WE MAY BE SUBJECT TO FUTURE CLAIMS OF INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

        We may in the future receive notices of claims of infringement of other parties' patent, trademark, copyright and other intellectual property rights. Any such claims, even those without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or cause us to enter into unfavorable royalty or licensing agreements. The assertion of such claims could have a material adverse effect on our business.

OUR INDUSTRIES ARE HIGHLY COMPETITIVE WITH MANY ESTABLISHED COMPETITORS, WHO MAY INCLUDE OUR CUSTOMERS, STRATEGIC ALLIANCE PARTNERS AND SUPPLIERS.

        The markets for our products are intensely competitive and characterized by rapidly changing technology. We currently experience competition from numerous companies in each of the markets in which we participate.

        In the fiber optic communications market, we face competition from E-Tek Dynamics, Inc. and DiCon Fiberoptics, Inc., as well as other WDM component vendors for the sale of WDM products. In the optical switch markets, we will compete with these same companies, and potentially with JDS, our strategic partner for our WDM business. In the satellites market, we compete with Pilkington Aerospace, a division of Pilkington plc.

        We face competition with our light interference pigments in the security and value documents market from alternative technologies such as holograms, embedded threads and watermarks. In the decorative applications market for our light interference pigments, we compete with providers of lower cost, lower performance special effects pigments such as BASF AG and Merck KGaA. These companies are also important customers for decorative pigments.

        In the display market, we have a large number of domestic and foreign competitors for our Glare/Guard-Registered Trademark- anti-glare optical filters. Companies that purchase coated glass and assemble and sell filters in competition with us include Fellowes Manufacturing Company, Polaroid Corporation, ACCO Brands, Inc. and Minnesota Mining and Manufacturing Company
(3M). Certain of these companies purchase private label products from us for resale in competition with our Glare/Guard-Registered Trademark- product line. In the flat panel display market, we face competition from Japanese coating companies such as Nidek Co., Ltd., Toppan Printing Co., Ltd. and Tore. In projection display components, our competition includes Viratec Thin Films, Inc., Balzers and Leybold Group, Nitto Optical Co., Ltd., Nikon Corporation and Fuji Photo-Optical.

        Competitors in any portion of our business are also capable of rapidly becoming competitors in other portions of our business. Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. We may not be able to respond as quickly as our competitors to new or emerging technologies, standards or changes in customer requirements, to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower prices. We also face competition from numerous smaller companies.

        Our existing and potential customers are often our current and potential competitors. These companies may develop or acquire additional competitive products or technologies in the future and thereby reduce or cease their purchases from us. Additionally, we compete with large, diversified companies such as BASF and Merck KGaA that are also our suppliers. We may also face competition in the future from these and other parties that develop fiber optic components based upon the technologies similar to or different from the technologies employed by us.

        We expect competition in general to intensify substantially, particularly in the expanding telecommunications and special effects pigments markets. We further expect competition to be broadly based on varying combinations of manufacturing capacity, ability to deliver products on time, and technical features, each of which may render our existing products uncompetitive, obsolete or unmarketable. The development of new high-precision products is a complex and uncertain process requiring high levels of innovation and highly skilled assembly and manufacturing processes, as well as the accurate anticipation of technological and market trends. Many of our competitors have substantially greater financial, technical, manufacturing and marketing resources with which to develop new technologies and to promote their products. We may be unable to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis. We also may be unable to respond effectively to product announcements by competitors, technological changes or emerging industry standards.

OUR STOCK PRICE IS AT OR NEAR ITS HISTORICAL HIGH AND MAY FLUCTUATE
SIGNIFICANTLY.

        The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

        - failure to meet securities analysts' estimates;

        - changes in financial estimates by securities analysts;

        - conditions, trends or announcements in the telecommunications, display, light interference pigment products, office automation or aerospace and instrumentation industry;

        - announcements of technological innovations by us or our competitors;

        - new products or services offered by us or our competitors;

        - announcements of significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

        - additions or departures of key personnel;

        - sales of common stock;

        - accounting pronouncements or changes in accounting rules that affect our financial statements; and

        - other events or factors that may be beyond our control.

        In addition, the stock markets in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Our stock is particularly susceptible to market fluctuations because of the small number of shares of our stock available on the public market. Furthermore, the trading price of our common stock is at or near historical highs and our price-to-earnings multiple is substantially above historical levels. Our trading price and multiple may not be sustained. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against that company. Litigation like this, if instituted, could result in substantial costs and a diversion of management's attention and resources.

WE FACE RISKS RELATING TO THE YEAR 2000 ISSUE.

        The "Year 2000" issue is the result of computer programs that were written using two digits rather than four digits to define the applicable year. If our computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in system failures or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

        We have identified our Year 2000 risk in three components: internal business software; internal non-financial software and imbedded chip technology; and external noncompliance by customers and suppliers. We are in the process of installing an enterprise resource planning system and we currently expect to be in full compliance with our internal financial systems before the Year 2000. However, if, due to unforseen circumstances, the implementation is not completed on a timely basis, the Year 2000 could have a material impact on our operations. If we are unable to achieve Year 2000 compliance for our major non-financial systems, the Year 2000 could have a material impact on our operations.

        Any failure of third-party networks, systems or services upon which our business depends could have a material adverse impact on our business. We also rely on other systems and services that third parties provide to our customers. As a result, the success of our plan to address Year 2000 issues depends in part on parallel efforts being undertaken by other third parties. We have begun to identify and initiate communications with third parties whose networks, systems or services are critical to our business to determine the status of their Year 2000 compliance. We cannot assure you that all such parties will provide accurate and complete information, or that all their networks, systems or services will achieve full Year 2000 compliance in a timely fashion. In the event that any of our significant customers and suppliers do not successfully and timely achieve Year 2000 compliance, and we are unable to replace them with new customers or alternate suppliers, our business or operations could be adversely affected.

        Although we believe that all of our current products are Year 2000 compliant, we cannot be certain that there will not be claims against us, particularly since we have been in business for over 50 years. The outcome and the costs involved in defending such claims could have an adverse effect on our business. In addition, responding to customer inquiries regarding Year 2000 issues has created a burden on our internal resources.

OUR MANUFACTURING FACILITIES ARE CONCENTRATED IN AN AREA SUSCEPTIBLE TO
  EARTHQUAKES.

        Our headquarters and most of our manufacturing facilities are concentrated in an area where there is a risk of significant earthquake activity. Substantially all of the production equipment that currently accounts for our revenues, as well as planned additional production equipment, is or will be located in a known earthquake zone. In addition, much of our plant and equipment was built a number of years ago and are not in compliance with current seismic codes. We cannot predict the extent of the damage that our facilities and equipment would suffer in the event of an earthquake or how such damage would affect our business. We currently maintain earthquake insurance in the amount of $20.9 million with a deductible of five percent of insured value. However, we cannot be certain if this type of insurance will be available in the future at reasonable rates, or at all, or if this insurance will be sufficient to cover all damages that we may suffer as a result of an earthquake.

OUR BUSINESS IS SUBJECT TO THE RISKS OF PRODUCT RETURNS, PRODUCT LIABILITY AND
  PRODUCT DEFECTS.

        Products as complex and precise as ours frequently contain undetected errors or flaws, especially when first introduced or when new versions are released. The occurrence of errors could result in product returns and other losses to us or to our customers. Some of our products are used in applications that have severe consequences if our products or the products in which our products are incorporated should fail. Such failure also could result in the loss of or delay in market acceptance of our products. Due to the recent introduction of some of our products, we have limited experience with the problems that could arise with these products.

        Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provision contained in our purchase agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. We have not experienced any product liability claims to date, but the sale and support of our products entails the risk of such claims. In addition, any failure by our products to properly perform could result in claims against us by our customers. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and loss of management time and resources.

OUR MANUFACTURING PROCESSES MAY EXPOSE US TO ENVIRONMENTAL LIABILITIES.

        We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In the past, we have found ground water contamination at our facilities and have had to spend substantial amounts of money to contain and monitor the contamination. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to our facilities or operations. We cannot be certain that environmental claims will not be asserted against us in the future.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS OF THE OFFERING.

        We currently have no specific plans for a significant portion of our net proceeds from this offering. Consequently, our management will have the discretion to allocate the net proceeds to uses that stockholders may not deem desirable. We may not be able to generate a significant return on any investment of the proceeds.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

        The Board of Directors has the authority to issue up to 83,350 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the stockholders. In addition, 10,000 shares of preferred stock have been designated Series A Preferred Stock in connection with our stockholders' rights plan described below, and 15,000 shares were designated Series B Cumulative Convertible Redeemable Preferred Stock, of which 6,650 shares remain available for future issuance. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting common stock. These include provisions that limit the ability of stockholders to take action by written consent, call special meetings, remove a director for cause, amend the by-laws or approve a merger with another company.

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15.0% or more of the corporation's voting stock.

        We have a stockholders' rights plan, commonly referred to a "poison pill," that makes it difficult, if not impossible, for a person to acquire control of us without the consent of our Board of Directors.

                           FORWARD-LOOKING STATEMENTS

        Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors" and in other information contained in our publicly available filings with the Securities and Exchange Commission. We assume no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements.

                                USE OF PROCEEDS

        OCLI will receive an estimated $        million in net proceeds from the
sale of 1,300,000 shares of common stock offered by us ($     million if the
underwriters' over-allotment option is exercised in full) at an assumed public offering price of $49.25 per share, after deducting underwriting commissions and discounts and estimated expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders.

        We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We also intend to use a portion of our net proceeds to fund the growth of Flex and our to support our growth in the telecommunications market. In addition, we may use a portion of the our proceeds to acquire complementary businesses, products, services or technologies; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending such use of our net proceeds, we intend to invest our net proceeds in short term interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the Nasdaq National Market under the symbol "OCLI." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                HIGH        LOW
                                                              ---------  ---------
FY 1996
------------------------------------------------------------
  First Quarter (commencing November 1, 1995)...............  $   15.38  $    9.25
  Second Quarter............................................      14.50       9.63
  Third Quarter.............................................      19.75      12.00
  Fourth Quarter............................................      15.25       9.88

FY 1997
------------------------------------------------------------
  First Quarter (commencing November 1, 1996)...............  $   11.75  $    9.50
  Second Quarter............................................      11.75       9.13
  Third Quarter.............................................      14.25       9.31
  Fourth Quarter............................................      13.38      12.00

FY 1998
------------------------------------------------------------
  First Quarter (commencing November 1, 1997)...............  $   16.13  $   12.38
  Second Quarter............................................      15.69      12.00
  Third Quarter.............................................      19.75      14.38
  Fourth Quarter............................................      18.75      14.38

FY 1999
------------------------------------------------------------
  First Quarter (commencing November 1, 1998)...............  $   32.50  $   16.69
  Period from February 1, 1999 to April 21, 1999............      55.75      23.75

        On April 21, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $49.25 per share. As of March 31, 1999, there were approximately 858 stockholders of record of the common stock.

                                DIVIDEND POLICY

        Since June 1991, we have paid a semi-annual dividend of $0.06 per share on our common stock. While we currently intend to pay a dividend on our common stock, we can provide no assurances for how long this policy will continue or the amount of future dividends, if any. Our dividend policy is reviewed regularly by our Board of Directors.

                             CORPORATE INFORMATION

        Optical Coating Laboratory, Inc. was incorporated in Delaware in 1948. We incorporated in California in 1963 and reincorporated in Delaware in 1987. References in this prospectus to "OCLI," "we," "our," and "us" refer to Optical Coating Laboratory, Inc. and our wholly owned subsidiaries, Flex Products, Inc., OCLI Optical Coating Laboratory, Ltd. and OCLI Asia K.K. Our principal executive offices are located at 2789 Northpoint Parkway, Santa Rosa, California 95407-7397 and our telephone number is (707) 545-6440. Information contained on our Web site, www.ocli.com, does not constitute part of this prospectus.

                                 CAPITALIZATION

        The following table sets forth the capitalization as of January 31, 1999 on an actual basis and as adjusted to give effect to our receipt of the estimated net proceeds from the sale of 1,300,000 shares of our common stock at an assumed public offering price of $49.25 per share and the application of these net proceeds as set forth in "Use of Proceeds." The capitalization information set forth in the table below should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                                                              JANUARY 31, 1999
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long term debt...........................................................................  $   51,870   $  51,870
                                                                                           ----------  -----------
Stockholders' equity:
  Preferred Stock, $0.01 par value per share:
    100,000 shares authorized, 10,000 of which are designated Series A Preferred Stock,
    6,650 of which are designated Series B Cumulative Convertible Preferred Stock no
    shares issued and outstanding, actual and as adjusted................................          --          --
  Common Stock, $0.01 par value per share:
    30,000,000 shares authorized, 12,215,000 shares issued and outstanding, actual;
    13,515,000 shares issued and outstanding, as adjusted(1).............................         122         135
  Additional paid-in capital.............................................................      72,120
  Retained earnings......................................................................      33,258      33,258
  Accumulated other comprehensive income.................................................          31          31
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................     105,531
                                                                                           ----------  -----------
        Total capitalization.............................................................  $  157,401   $
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) This "as adjusted" number includes the shares being offered by the selling stockholders pursuant to the exercise of fully vested stock options, but excludes the remaining 2,842,807 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 2,006,219 shares were subject to outstanding options as of January 31, 1999. See Notes 2 and 9 of Notes to Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. The consolidated statement of income data set forth below for fiscal years 1996, 1997 and 1998 and the balance sheet data as of October 31, 1997 and 1998 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of income data set forth below for fiscal years 1994 and 1995 and the balance sheet data as of October 31, 1994, 1995 and 1996 have been derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of income data for the three-month periods ended January 31, 1999 and 1998 and the balance sheet data as of January 31, 1999 are derived from unaudited financial statements included in this prospectus, which, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such periods. The historical results are not necessarily indicative of results to be expected for any future periods. We use a 52/53-week fiscal year ending on the Sunday nearest October 31. However, for purposes of presentation, fiscal periods are indicated as ending at calendar month-ends. Fiscal year 1996 was a 53-week year and fiscal years 1994, 1995, 1997 and 1998 were 52-week years.

                                                                                                        THREE MONTHS
                                                        FISCAL YEARS ENDED OCTOBER 31,               ENDED JANUARY 31,
                                             -----------------------------------------------------  --------------------
                                               1994       1995       1996       1997       1998       1998       1999
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues...................................  $ 131,780  $ 169,417  $ 189,195  $ 217,829  $ 255,624  $  53,373  $  69,851
Cost of sales..............................     84,001    106,009    126,769    143,207    169,670     36,235     48,632
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.............................     47,779     63,408     62,426     74,622     85,954     17,138     21,219

Operating expenses:
  Research and development.................      5,229      8,401     11,733     14,903     17,137      3,821      4,644
  Selling and administrative...............     31,341     37,462     37,145     42,836     43,926      9,488     10,193
  Impairment loss(1).......................         --         --         --         --      8,628         --         --
  Restructuring expenses(2)................         --         --         --         --        586         --         --
  Legal settlement, net(3).................         --         --         --         --         --         --     (2,960)
  In process research and development
    charges(4).............................         --         --         --         --         --         --      2,906
  Amortization of intangibles..............        648        975      1,146        936        805        200        217
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses...............     37,218     46,838     50,024     58,675     71,082     13,509     15,000
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income from operations.................     10,561     16,570     12,402     15,947     14,872      3,629      6,219

Nonoperating income (expense):
  Interest income..........................        338        667        379        461        769         84        318
  Interest expense, net....................     (3,215)    (3,547)    (3,524)    (4,030)    (3,615)      (808)      (959)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income before provision for income
      taxes and minority interest..........      7,684     13,690      9,257     12,378     12,026      2,905      5,578

Provision for income taxes.................      3,080      5,483      3,425      4,622      3,336      1,162      3,054
Minority interest..........................         --        816        636        631      1,351        147        491
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income.............................      4,604      7,391      5,196      7,125      7,339      1,596      2,033

Dividend on convertible redeemable
  preferred stock..........................         --        462        960        693        250        125         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income applicable to common
      stock................................  $   4,604  $   6,929  $   4,236  $   6,432  $   7,089  $   1,471  $   2,033
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per share, basic................  $    0.51  $    0.76  $    0.44  $    0.63  $    0.62  $    0.14  $    0.17
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per share, diluted..............  $    0.51  $    0.73  $    0.41  $    0.60  $    0.59  $    0.13  $    0.16
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cash dividend paid on common stock.........  $    0.12  $    0.12  $    0.12  $    0.12  $    0.12  $    0.06  $    0.06
Weighted average number of common shares
  used to compute basic earnings per
  share....................................      8,975      9,144      9,629     10,191     11,388     10,625     12,142
Weighted average number of common shares
  used to compute diluted earnings per
  share....................................      9,023      9,510     10,301     10,673     11,999     11,396     12,868

                                                                        OCTOBER 31,
                                                   -----------------------------------------------------  JANUARY 31,
                                                     1994       1995       1996       1997       1998        1999
                                                   ---------  ---------  ---------  ---------  ---------  -----------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................  $  19,663  $   6,602  $  16,027  $  15,217  $  40,880   $  14,324
Working capital..................................     28,692     28,015     38,087     42,618     75,130      53,009
Total assets.....................................    118,879    169,834    172,771    183,493    213,586     204,806
Long term debt...................................     35,441     47,267     45,788     40,975     52,373      51,870
Total stockholders' equity.......................     52,037     73,894     79,559     86,963    102,223     105,531

------------------------------

(1) In the fourth quarter of fiscal 1998, we recorded an impairment loss of $8.6 million in connection with the sale of the operating assets of MMG. See Note 3 of Notes to Consolidated Financial Statements included in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 15 of Notes to Consolidated Financial Statements included in this prospectus.

(2) In the fourth quarter of fiscal 1998, we recorded restructuring charges of $586,000 pursuant to a plan of restructuring approved in the fourth quarter of fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements included in this prospectus.

(3) On January 15, 1999, we settled a lawsuit with Optical Corporation of America and certain of its stockholders regarding a failed merger in fiscal 1996. In connection with the settlement, we received cash, net of related legal expenses, $3.0 million of which was recorded as a benefit in the first quarter of fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 15 of Notes to Consolidated Financial Statements included in this prospectus.

(4) In December 1998, we acquired the 40.0% minority interest in Flex held by SICPA for $30.0 million bringing our ownership in Flex to 100%. We recorded the transaction as a purchase in the first quarter of fiscal 1999. As a result of this transaction, we recorded a charge for in-process research and development of $2.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 and Note 15 of Notes to Consolidated Financial Statements included in this prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

        Optical Coating Laboratory, Inc. is a worldwide leader in optical thin film coating technologies. We have leveraged our technical and manufacturing expertise, gained from over 50 years of experience developing thin film coating processes for government and industry to build a portfolio of products that incorporate high performance optical thin films used to manage light. Our products control, enhance and modify the behavior of light by utilizing its reflection, absorption, and transmission properties to achieve commercially important effects such as high reflectivity, anti-glare and spectral filtering. Our products address a range of markets and applications.

        TELECOMMUNICATIONS. We manufacture and sell optical components for fiber optic communications systems including WDM products. We also sell optical components used on satellites for solar power generation, thermal control and other functions. This market accounted for $73.6 million of our revenues in fiscal 1998 and $25.1 million of our revenues in the first quarter of fiscal 1999.

        LIGHT INTERFERENCE PIGMENTS. Through our Flex subsidiary, we manufacture and sell optically variable pigments used to prevent counterfeiting of the world's currencies and other value documents and for use in paints for automobiles and other consumer products. This market accounted for $43.4 million of our revenues in fiscal 1998 and $14.6 million of our revenues in the first quarter of fiscal 1999.

        DISPLAY. We manufacture and sell optical components used in CRT displays, flat panel displays and projection display products such as large-screen projection televisions and business projection systems. We are also developing optical components for next generation computer monitors. This market accounted for $60.1 million of our revenues in fiscal 1998 and $14.3 million of our revenues in the first quarter of fiscal 1999.

        AEROSPACE AND INSTRUMENTATION. We manufacture and sell optical components, including precision polymer optics, used in defense and aerospace products, automated data collection products, and medical, scientific and analytical instruments. This market accounted for $44.7 million of our revenues in fiscal 1998 and $11.2 million of our revenues in the first quarter of fiscal 1999.

        OFFICE AUTOMATION. We manufacture and sell optical components, including precision polymer optics, for copiers, scanners, printers and other office products. This market accounted for $33.7 million of our revenues in fiscal 1998 and $4.6 million of our revenues in the first quarter of fiscal 1999.

        The following table indicates trends in revenues by market:

                                                                                    THREE MONTHS ENDED
                                                  FISCAL YEARS ENDED OCTOBER 31,
                                                                                       JANUARY 31,
                                                  -------------------------------  --------------------
                                                    1996       1997       1998       1998       1999
                                                  ---------  ---------  ---------  ---------  ---------
PERCENTAGE OF REVENUES BY MARKET:
Telecommunications..............................        5.3%      16.1%      28.8%      22.9%      36.0%
Light interference pigments.....................       16.2       18.3       17.0       17.1       20.9
Display.........................................       34.0       27.5       23.5       28.7       20.5
Aerospace and instrumentation...................       26.8       20.0       17.5       19.6       16.0
Office automation...............................       17.7       18.1       13.2       11.7        6.6%
                                                  ---------  ---------  ---------  ---------  ---------
  Total.........................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------

        The sales approach to each market is based on a combination of direct and indirect sales primarily to OEMs resulting in a high variance of gross margins. Generally, our telecommunications products yield lower gross margins and our light interference pigment products yield higher gross margins when compared to our overall gross margin percentage. Therefore, the overall gross margins will be affected by the relative contributions of our markets. In general, all our markets are very competitive and subject to margin pressure.

        Revenues generated by sales to Canada have increased from 9.0% in fiscal 1997 to 21.3% in fiscal 1998 and 32.5% in the first quarter of fiscal 1999 reflecting the growth in telecommunications sales from our alliance with JDS. Revenues generated by sales within the U.S. represented 43.8% of our total revenues in fiscal 1997, 41.3% in fiscal 1998 and 31.9% in the first quarter of fiscal 1999, the decline again reflecting the faster growth in sales of telecommunications products to Canada. Revenues from sales to Europe and Asia also declined as a percentage of our total revenues from 47.2% in fiscal 1997 to 37.4% in fiscal 1998 and 35.6% in the first quarter of fiscal 1999 due to increased sales of telecommunications products to Canada.

        SALE OF MMG. In the fourth quarter of fiscal 1998, we decided to dispose of substantially all of the assets of our manufacturing subsidiary in Germany, which was doing business under the name "MMG," in order to focus our resources in other markets. In conjunction with the negotiation of the sale, independent appraisals were made of the assets and liabilities of MMG, and we recorded an impairment loss of $8.6 million in the fourth quarter of fiscal 1998 to reduce the carrying amount of the impaired assets to fair value, net of disposal costs on a liquidation basis.

        In the first quarter of fiscal 1999, Glas-Trosch GmbH, a privately held company in Switzerland, purchased the business and the operating assets and other related intangibles of MMG for $4.3 million. We retained ownership of an office building with an appraised value of $600,000 and accounts receivable and cash totaling $3.4 million. Third party liabilities of MMG were $4.5 million, which were paid from the asset sale proceeds, cash on hand and collection of accounts receivable. Since the assets were sold for the recorded value, adjusted for the impairment loss recorded in fiscal 1998, no gain or loss was recognized in connection with the sale.

        INVESTMENT IN FLEX. Flex was founded as one of our divisions in the early 1980's and was subsequently established as a joint venture in which ICI Americas Inc., an affiliate of Imperial Chemical Industries plc, owned 60.0% and we owned 40.0%. In 1995, we acquired controlling ownership of Flex with the purchase of an additional 20.0% interest. In conjunction with our ownership increase, the remaining 40.0% interest in Flex was acquired by SICPA Holding S.A., a privately held corporation headquartered in Lausanne, Switzerland. SICPA is one of the world's leading manufacturers of printing inks and the primary customer of Flex.

        In December 1998, we purchased SICPA's 40.0% interest in Flex for $30.0 million in cash, increasing our ownership to 100% and purchased SICPA's $2.4 million working capital loan. This transaction was recorded as a purchase in the first quarter of fiscal 1999. As a result, we recorded a charge for in process research and development of $2.9 million, goodwill of $9.7 million that will be amortized over 15 years, and identifiable intangibles (included in other assets) of $10.1 million that will be amortized over useful lives ranging from 11 to 15 years. The license and supply agreement between Flex and SICPA that runs through October 31, 2009 was modified to increase SICPA's minimum purchase requirements in association with Flex's commitment to put in place additional capacity to manufacture light interference pigments.

        SETTLEMENT OF LITIGATION. In the first quarter of fiscal 1999, we settled a lawsuit with Optical Corporation of America (OCA) and certain of its stockholders regarding a failed merger. A benefit of $3.0 million was recorded in the first quarter of fiscal 1999 for the cash proceeds from the settlement, net of applicable legal expenses.

        PURCHASE OF OPKOR INC. In March 1999, we closed the acquisition of OPKOR Inc., an optical design and manufacturing company specializing in precision polymer optic components and assemblies, for $9.0 million plus annual contingent payments based on profits of the acquired entity. Consideration consisted of $1.8 million in cash and 267,285 shares of our common stock. The acquisition will be recorded as a purchase in the second quarter of fiscal 1999. Under the terms of the acquisition, we agreed to register 81,670 shares within 30 days of the closing of that transaction and the remaining 185,615 shares within one year of the closing. Furthermore, the OPKOR shareholders can earn an additional amount of shares of common stock based upon the earnings of OPKOR during fiscal 1999, fiscal 2000 and fiscal 2001. The maximum amount of such additional shares is the lesser of 267,285 shares or the number of shares equal in value to $18.0 million. We have granted registration rights for these additional shares, if any.

RESULTS OF OPERATIONS

        The following table sets forth items, for the periods indicated, from our Consolidated Statements of Income as a percentage of revenues:

                                                                                                    THREE MONTHS ENDED
                                                       FISCAL YEARS ENDED OCTOBER 31,                  JANUARY 31,
                                            -----------------------------------------------------  --------------------
                                              1994       1995       1996       1997       1998       1998       1999
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Revenues..................................      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales.............................       63.7       62.6       67.0       65.7       66.4       67.9       69.6
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit............................       36.3       37.4       33.0       34.3       33.6       32.1       30.4

Operating expenses:
  Research and development................        4.0        5.0        6.2        6.8        6.7        7.2        6.6
  Selling and administrative..............       23.8       22.1       19.6       19.7       17.2       17.8       14.6
  Impairment loss.........................         --         --         --         --        3.4         --         --
  Restructuring expenses..................         --         --         --         --        0.2         --         --
  Legal settlement, net...................         --         --         --         --         --         --       (4.2)
  In process research and development
    charges...............................         --         --         --         --         --         --        4.2
  Amortization of intangibles.............        0.5        0.6        0.6        0.4        0.3        0.4        0.3
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses..................       28.3       27.7       26.4       26.9       27.8       25.4       21.5
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------

Income from operations....................        8.0        9.7        6.6        7.4        5.8        6.7        8.9

Nonoperating income (expense):
  Interest income.........................        0.3        0.4        0.2        0.2        0.3        0.2        0.5
  Interest expense, net...................       (2.4)      (2.1)      (1.9)      (1.9)      (1.4)      (1.5)      (1.4)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before provision for income
    taxes and minority interest...........        5.9        8.0        4.9        5.7        4.7        5.4        8.0

Provision for income taxes................        2.3        3.2        1.8        2.1        1.3        2.2        4.4
Minority interest.........................         --        0.5        0.3        0.3        0.5        0.3        0.7
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income..............................        3.6        4.3        2.8        3.3        2.9        2.9        2.9

Dividend on convertible redeemable
  preferred stock.........................         --        0.3        0.5        0.3        0.1        0.2         --
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income applicable to common stock.....        3.6%       4.0%       2.3%       3.0%       2.8%       2.7%       2.9%
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------

THREE MONTHS ENDED JANUARY 31, 1999 AND 1998

        REVENUES. Revenues for the first quarter of fiscal 1999 were $69.9 million, an increase of $16.5 million or 30.9% over revenues of $53.4 million in the first quarter of fiscal 1998. Adjusted for the effect of the sale of MMG in November 1998 revenues for the first quarter of fiscal 1999 would have increased $19.4 million or 38.5% over revenues of $50.4 million in the first quarter of fiscal 1998. The revenue increase resulted primarily from increased revenues in our telecommunications, light interference pigments and office automation markets, as adjusted for the effect of the sale of MMG. These increases were partially offset by a decrease of $1.0 million in revenues in our display markets. All of the revenue increases and decreases were primarily due to changes in volume.

        GROSS PROFIT. Gross profit for the first quarter of fiscal 1999 was $21.2 million, or 30.4%, of revenues compared to $17.1 million, or 32.1%, of revenues for the first quarter of fiscal 1998. Adjusted for the effect of the sale of MMG, gross profit for the first quarter of fiscal 1998 would have been $16.5 million, or 32.8% of revenues. The fiscal 1999 gross profit decrease as a percent of revenues is primarily due to the increase in sales in our telecommunications business which have gross margins lower than our average.

        RESEARCH AND DEVELOPMENT. Research and development expenditures in the first quarter of fiscal 1999 were $4.6 million compared to $3.8 million in the first quarter of fiscal 1998. The increase is primarily due to new product development and product improvement initiatives for telecommunications products.

        SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses in the first quarter of fiscal 1999 were $10.2 million, an increase of $705,000, or 7.4% from selling and administrative expenses of $9.5 million for the first quarter of fiscal 1998. Adjusted for the effect of the sale of MMG, selling and administrative expenses would have increased $1.5 million in the first quarter of fiscal 1999 over selling and administrative expenses of $8.7 million for the first quarter of fiscal 1998. The fiscal 1999 increase was primarily due to a $600,000 increase in selling expenses primarily for the promotion of ChromaFlair-Registered Trademark- light interference pigment for consumer applications, and profit-based incentive accruals.

        LEGAL SETTLEMENT. In the first quarter of fiscal 1999, we settled a lawsuit with OCA and certain of its stockholders regarding a failed merger. A benefit of $3.0 million was recorded in the first quarter of fiscal 1999 for the cash proceeds from the settlement, net of applicable legal expenses.

        IN PROCESS RESEARCH AND DEVELOPMENT CHARGES. In the first quarter of fiscal 1999, we purchased the 40.0% interest in Flex held by SICPA for $30.0 million. The transaction was recorded as a purchase in the first quarter of fiscal 1999. In connection with the transaction, we recorded a charge for in process research and development of $2.9 million.

        AMORTIZATION OF INTANGIBLES. We recorded amortization of intangibles of $217,000 in the first quarter of fiscal 1999 compared to $200,000 in the first quarter of fiscal 1998. Adjusted for the effect of the sale of MMG, amortization of intangibles for the first quarter of fiscal 1998 would have been $104,000. The fiscal 1999 increase, adjusted for the effect of the sale of MMG, is due to amortization of goodwill and identifiable intangibles in connection with the purchase of SICPA's interest in Flex.

        INCOME FROM OPERATIONS. As a result of the foregoing changes in revenues, gross profit and operating expenses, our income from operations was $6.2 million for the first quarter of fiscal 1999 compared to $3.6 million for the first quarter of fiscal 1998.

        INTEREST INCOME AND EXPENSE. Interest income for the first quarter of fiscal 1999 was $318,000 compared to interest income of $84,000 for the first quarter of fiscal 1998. The increase in interest income is due to higher average cash balances in fiscal 1999. Interest expense, net of capitalized interest, for the first quarter of fiscal 1999 was $959,000 compared to $808,000 for the first quarter of fiscal 1998.

Capitalized interest for the first quarter of fiscal 1998 was $160,000 compared to $84,000 for the first quarter of fiscal 1998. The capitalized interest increase in fiscal 1999 is primarily due to the construction of capital equipment for telecommunications manufacturing. The increase in gross interest expense is due to increased borrowings outstanding in fiscal 1999.

        PROVISION FOR INCOME TAXES AND MINORITY INTEREST. Our effective income tax rate was 54.8% for the first quarter of fiscal 1999 compared to 40.0% for the first quarter of fiscal 1998. Adjusted for the effect of the in process research and development charge, for which no tax benefit was recorded, our effective income tax rate for the first quarter of fiscal 1999 is 36.0%. The fiscal 1999 effective tax rate decrease is primarily due to the recognition of benefit from foreign sales corporations and business tax credits. Minority interest was $491,000 in the first quarter of fiscal 1999 compared to $147,000 for the first quarter of fiscal 1998. In the first quarter of fiscal 1999, minority interest was recorded up to the date of purchase of the remaining interest in Flex. In the first quarter of fiscal 1998, minority interest included the share of net income of Flex accruing to our 40.0% shareholder and the portion of the operating results of OCLI Asia attributable to our Japanese partner. We purchased the minority interest in OCLI Asia in the fourth quarter of fiscal 1998. The fiscal 1999 minority interest increase is primarily due to increased profits at Flex.

        NET INCOME APPLICABLE TO COMMON STOCK. We had net income applicable to common stock of $2.0 million, or $0.16 per share on a diluted basis, for the first quarter of fiscal 1999 compared to $1.5 million, or $0.13 per share on a diluted basis, for the first quarter of fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

        REVENUES. Revenues for fiscal 1998 were $255.6 million, an increase of $37.8 million or 17.4% over revenues of $217.8 million for fiscal 1997. The fiscal 1998 revenue increase was primarily due to increased revenues in our telecommunications, light interference pigments and aerospace and instrumentation markets. These revenue increases were partially offset by a $5.9 million decrease in revenues in our office automation markets. During fiscal 1998, office automation sales constituted 13.2% of our total sales. Much of the decrease in our sales in office automation markets was due to our decision to focus our investments in other markets.

        The revenue increase in telecommunications markets is primarily due to increased sales of WDM products to JDS. The increase in light interference pigment products is primarily due to increased sales of security pigment to SICPA.

        GROSS PROFIT. Gross profit, as a percent of revenues, was 33.6% in fiscal 1998 compared to 34.3% in fiscal 1997. The gross margin decrease in fiscal 1998 was primarily due to the increase in sales in our telecommunications business, which have gross margins lower than our average.

        RESEARCH AND DEVELOPMENT. Research and development expenditures for fiscal 1998 were $17.1 million, an increase of $2.2 million, or 15.0% over research and development expenditures of $14.9 million for fiscal 1997. The fiscal 1998 increase was primarily due to product and process development for telecommunications products and for new products in the display market.

        SELLING AND ADMINISTRATIVE. Selling and administrative expenses for fiscal 1998 were $43.9 million, an increase of $1.1 million or 2.5% over fiscal 1997 selling and administrative expenses of $42.8 million. This increase was due to increases in legal expenses in fiscal 1998 primarily associated with a lawsuit with OCA, which was settled in the first quarter of fiscal 1999 and a patent infringement suit brought by Flex against BASF, which was settled in the fourth quarter of fiscal 1998.

        IMPAIRMENT LOSS. In the fourth quarter of fiscal 1998, we made the decision to dispose of MMG in order to focus more resources in other markets. Independent appraisals were made of the assets and liabilities of MMG and an impairment loss of $8.6 million was recorded to reduce the carrying amount of

MMG's assets to fair value, net of disposal costs on a liquidation basis. In the first quarter of fiscal 1999, we sold the operating assets of MMG at our recorded cost.

        RESTRUCTURING EXPENSES. During fiscal 1998, we finalized and announced to affected individuals, a plan of restructuring for our administrative and sales offices in Europe. In fiscal 1998, we recorded $586,000 of severance and exit costs associated with this plan of restructuring.

        AMORTIZATION OF INTANGIBLES. We recorded amortization of intangibles of $805,000 in fiscal 1998 and $936,000 in fiscal 1997, primarily resulting from amortization of goodwill for MMG.

        INCOME FROM OPERATIONS. As a result of the foregoing changes in revenues, gross profit and operating expenses, our income from operations in fiscal 1998 was $14.9 million compared to $15.9 million in fiscal 1997.

        INTEREST INCOME AND EXPENSES. Interest income was $769,000 in fiscal 1998 compared to $461,000 in fiscal 1997. Net interest expense in fiscal 1998 was $3.6 million compared to $4.0 million in fiscal 1997. Fiscal 1998 net interest expense is the result of interest incurred of $4.3 million net of interest capitalized of $697,000, compared to fiscal 1997 interest incurred of $4.2 million net of interest capitalized of $219,000. The higher amount of interest capitalized in fiscal 1998 was due to higher capital expenditures in fiscal 1998.

        PROVISION FOR INCOME TAXES. Our effective income tax rate was 27.7% in fiscal 1998 compared to 37.3% in fiscal 1997. The lower combined federal and state statutory tax rate in fiscal 1998 was primarily due to the recognition of for prior year losses in Germany that previously had not been recognized. In both fiscal 1998 and 1997, we recognized the benefit of state tax credits arising from the purchase of new manufacturing equipment and federal and state research credits resulting in a lower tax rate.

        MINORITY INTEREST. In fiscal 1998, we recorded minority interest of $1.4 million compared to minority interest of $631,000 in fiscal 1997. Minority interest represents the share of net income of Flex accruing to SICPA and the portion of the operating results of OCLI Asia attributable to our Japanese partner. During fiscal 1998, we purchased the share of the OCLI Asia owned by our Japanese partner and in fiscal 1999, we purchased SICPA's 40.0% interest in Flex.

        NET INCOME. We had net income of $7.3 million in fiscal 1998 compared to $7.1 million in fiscal 1997. Dividends of $250,000 in 1998 and $693,000 in fiscal 1997 were accrued on outstanding convertible redeemable preferred stock. The fiscal 1998 preferred dividend decrease was due to the conversion of the remaining shares of convertible redeemable preferred stock into 599,000 shares of our common stock during fiscal 1998.

FISCAL 1997 COMPARED TO FISCAL 1996

        REVENUES. Revenues for fiscal 1997 was $217.8 million, an increase of $28.6 million or 15.1% over revenues of $189.2 million for fiscal 1996. The fiscal 1997 revenue increase was primarily due to increased revenues in our telecommunications, light interference pigments and office automation markets. These revenue increases were partially offset by decreased revenues in our display and aerospace and instrumentation markets. Much of the decrease in our sales in display markets was due to our decision not to pursue a next generation product in order to focus resources into other markets.

        The revenue increase in our telecommunications business was primarily due to sales of WDM products to JDS. The revenue increase in our office automation markets is primarily due to better capacity utilization of our continuous coating platforms resulting in yield improvements that allow us to better compete in this market. The increase in revenues in our light interference pigment market is due to increased sales of security pigment to SICPA as 15 additional countries adopted the security ink as an anti-counterfeiting device.

        GROSS PROFIT. Gross profit, as a percent of revenues, was 34.3% in fiscal 1997 compared to 33.0% in fiscal 1996. The gross margin improvement in fiscal 1997 was primarily due to yield improvements in our new continuous coating machines offset by higher than average material cost in the manufacture of WDM products.

        RESEARCH AND DEVELOPMENT. Research and development expenditures for fiscal 1997 were $14.9 million, an increase of $3.2 million, or 27.0% over research and development expenditures of $11.7 million for fiscal 1996. The fiscal 1997 increase is primarily due to increased spending of $2.2 million by Flex for the development of new products. Approximately $800,000 of the remaining increase was for product and process development for products in our telecommunications markets.

        SELLING AND ADMINISTRATIVE. Selling and administrative expenses for fiscal 1997 were $42.8 million, an increase of $5.7 million, or 15.3% over fiscal 1996 selling and administrative expenses of $37.1 million. This increase is primarily due to $1.4 million of increased selling and administrative expenses resulting from the establishment of OCLI Asia, $1.5 million of increased selling expenses for the introduction of new products by Flex, and a $1.1 million increase in legal expenses. The legal expense increase was primarily associated with a lawsuit with SICPA and a patent infringement suit in which we were the plaintiff. Both lawsuits were settled in November 1997.

        AMORTIZATION OF INTANGIBLES. We recorded amortization of intangibles of $936,000 in fiscal 1997 and $1.1 million in fiscal 1996, primarily resulting from amortization of goodwill relating to the acquisition of MMG.

        INCOME FROM OPERATIONS. As a result of the foregoing changes in revenues, gross profit and operating expenses, our income from operations in fiscal 1997 was $15.9 million compared to $12.4 million in fiscal 1996.

        INTEREST INCOME AND EXPENSE. Interest income was $461,000 in fiscal 1997 compared to $379,000 in fiscal 1996. Net interest expense in fiscal 1997 was $4.0 million compared to $3.5 million in fiscal 1996. Fiscal 1997 net interest expense is the result of interest incurred of $4.2 million net of interest capitalized of $219,000, compared to fiscal 1996 interest incurred of $4.7 million net of interest capitalized of $1.2 million. The higher amount of interest capitalized in fiscal 1996 was due to the construction of two new buildings and the installation of two new continuous coating machines.

        PROVISION FOR INCOME TAXES. Our effective income tax rate was 37.3% in fiscal 1997 compared to 37.0% in fiscal 1996. In both years, the lower than combined federal and state statutory effective rate was primarily due to the recognition of state tax credits arising from the purchase of new manufacturing equipment.

        MINORITY INTEREST. In fiscal 1997, we recorded minority interest of $631,000 compared to minority interest of $636,000 in fiscal 1996. Fiscal 1997 minority interest represents the share of net income of Flex accruing to SICPA, the 40.0% stockholder and the portion of the operating results of the OCLI Asia attributable to our Japanese partner. Fiscal 1996 minority interest represents the share of net income of Flex accruing to SICPA.

        NET INCOME. We had net income of $7.1 million in fiscal 1997 compared to $5.2 million in fiscal 1996. Dividends of $693,000 in fiscal 1997 and $960,000 in fiscal 1996 were accrued on outstanding convertible redeemable preferred stock. The fiscal 1997 preferred dividend decrease was due to the conversion of 5,750 shares of convertible redeemable preferred stock into 555,000 shares of our common stock during fiscal 1997.

QUARTERLY RESULTS OF OPERATIONS

        The following tables present unaudited quarterly financial information for each of the nine quarters ended January 31, 1999 and such data expressed as a percentage of revenues for the periods indicated. The information is presented on a basis consistent with the Consolidated Financial Statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments consisting of normal recurring accruals, necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and Notes thereto. These operating results are not necessarily indicative of results that may be expected for any subsequent periods.

                                                                       THREE MONTHS ENDED
                             ------------------------------------------------------------------------------------------------------
                             JANUARY 31,   APRIL 30,    JULY 31,    OCTOBER 31,  JANUARY 31,   APRIL 30,    JULY 31,    OCTOBER 31,
                                1997         1997         1997         1997         1998         1998         1998         1998
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................   $  45,720    $  53,516    $  59,997    $  58,596    $  53,373    $  64,345    $  67,393    $  70,513
Cost of sales..............      30,199       34,842       40,207       37,959       36,235       42,484       44,462       46,489
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Gross profit.............      15,521       18,674       19,790       20,637       17,138       21,861       22,931       24,024
Operating expenses:
  Research and
    development............       2,562        3,951        3,943        4,447        3,821        4,026        4,222        5,068
  Selling and
    administrative.........      10,266       10,782       10,774       11,014        9,488       11,171       12,131       11,136
  Impairment loss..........          --           --           --           --           --           --           --        8,628
  Restructuring expenses...          --           --           --           --           --           --           --          586
  Legal settlement, net....          --           --           --           --           --           --           --           --
  In process research and
    development charges....          --           --           --           --           --           --           --           --
  Amortization of
    intangibles............         243          237          232          224          200          198          200          207
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total operating
    expenses...............      13,071       14,970       14,949       15,685       13,509       15,395       16,553       25,625
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Income (loss) from
    Operations.............       2,450        3,704        4,841        4,952        3,629        6,466        6,378       (1,601)

Nonoperating income
  (expense):
  Interest income..........         175           82           78          126           84           81          117          487
  Interest expense, net....      (1,052)      (1,027)      (1,007)        (944)        (808)        (927)        (796)      (1,084)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Income (loss) before
      provision for income
      taxes and minority
      interest.............       1,573        2,759        3,912        4,134        2,905        5,620        5,699       (2,198)
Provision for income
  taxes....................         630        1,103        1,568        1,321        1,162        2,163        2,246       (2,235)
Minority interest..........          36          143          350          102          147          408           32          764
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Net income (loss)........         907        1,513        1,994        2,711        1,596        3,049        3,421         (727)
  Dividend on convertible
    redeemable preferred
    stock..................         240          187          141          125          125          125           --           --
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Net income (loss)
  applicable to common
  stock....................   $     667    $   1,326    $   1,853    $   2,586    $   1,471    $   2,924    $   3,421    $    (727)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income per share,
  basic....................   $    0.07    $    0.13    $    0.18    $    0.25    $    0.14    $    0.27    $    0.28    $   (0.06)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income per share,
  diluted..................   $    0.07    $    0.13    $    0.17    $    0.23    $    0.13    $    0.25    $    0.27    $   (0.06)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Weighted average number of
  common shares used to
  compute basic earnings
  per share................       9,777       10,069       10,372       10,541       10,625       10,903       12,009       12,061
Weighted average number of
  common shares used to
  compute diluted earnings
  per share................      10,165       10,410       11,135       11,148       11,396       11,553       12,546       12,546


                             JANUARY 31,
                                1999
                             -----------

Revenues...................   $  69,851
Cost of sales..............      48,632
                             -----------
  Gross profit.............      21,219
Operating expenses:
  Research and
    development............       4,644
  Selling and
    administrative.........      10,193
  Impairment loss..........          --
  Restructuring expenses...          --
  Legal settlement, net....      (2,960)
  In process research and
    development charges....       2,906
  Amortization of
    intangibles............         217
                             -----------
  Total operating
    expenses...............      15,000
                             -----------
  Income (loss) from
    Operations.............       6,219
Nonoperating income
  (expense):
  Interest income..........         318
  Interest expense, net....        (959)
                             -----------
    Income (loss) before
      provision for income
      taxes and minority
      interest.............       5,578
Provision for income
  taxes....................       3,054
Minority interest..........         491
                             -----------
  Net income (loss)........       2,033
  Dividend on convertible
    redeemable preferred
    stock..................          --
                             -----------
Net income (loss)
  applicable to common
  stock....................   $   2,033
                             -----------
                             -----------
Net income per share,
  basic....................   $    0.17
                             -----------
                             -----------
Net income per share,
  diluted..................   $    0.16
                             -----------
                             -----------
Weighted average number of
  common shares used to
  compute basic earnings
  per share................      12,142
Weighted average number of
  common shares used to
  compute diluted earnings
  per share................      12,868

                                                                       THREE MONTHS ENDED
                             ------------------------------------------------------------------------------------------------------
                             JANUARY 31,   APRIL 30,    JULY 31,    OCTOBER 31,  JANUARY 31,   APRIL 30,    JULY 31,    OCTOBER 31,
                                1997         1997         1997         1997         1998         1998         1998         1998
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
AS A PERCENTAGE OF
  REVENUES:
Revenues...................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales..............        66.1         65.1         67.0         64.8         67.9         66.0         66.0         65.9
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Gross profit.............        33.9         34.9         33.0         35.2         32.1         34.0         34.0         34.1

Operating expenses:
  Research and
    development............         5.6          7.4          6.6          7.6          7.2          6.3          6.3          7.2
  Selling and
    administrative.........        22.5         20.1         18.0         18.8         17.8         17.4         18.0         15.8
  Impairment loss..........          --           --           --           --           --           --           --         12.2
  Restructuring expenses...          --           --           --           --           --           --           --          0.8
  Legal settlement, net....          --           --           --           --           --           --           --           --
  In process research and
    development charges....          --           --           --           --           --           --           --           --
  Amortization of
    intangibles............         0.5          0.4          0.4          0.4          0.4          0.3          0.3          0.3
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total operating
      expenses.............        28.6         27.9         25.0         26.8         25.4         24.0         24.6         36.3
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) from
  operations...............         5.3          7.0          8.0          8.4          6.7         10.0          9.4         (2.2)
Nonoperating income
  (expense):
  Interest income..........         0.4          0.2          0.1          0.2          0.2          0.1          0.2          0.7
  Interest expense, net....        (2.3)        (1.9)        (1.7)        (1.6)        (1.5)        (1.4)        (1.2)        (1.5)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Income before provision
    for income taxes and
    minority interest......         3.4          5.3          6.4          7.0          5.4          8.7          8.4         (3.0)
Provision for income
  taxes....................         1.4          2.1          2.6          2.3          2.2          3.4          3.3         (3.2)
Minority interest..........         0.1          0.3          0.6          0.2          0.3          0.6          0.0          1.1
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Net income (loss)........         1.9          2.9          3.2          4.5          2.9          4.7          5.1         (0.9)
Dividend on convertible
  redeemable preferred
  stock....................         0.5          0.4          0.3          0.3          0.3          0.3           --           --
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Net income (loss)
    applicable to common
    stock..................         1.4%         2.5%         2.9%         4.2%         2.6%         4.4%         5.1%        (0.9%)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


                             JANUARY 31,
                                1999
                             -----------
AS A PERCENTAGE OF
  REVENUES:
Revenues...................       100.0%
Cost of sales..............        69.6
                             -----------
  Gross profit.............        30.4
Operating expenses:
  Research and
    development............         6.6
  Selling and
    administrative.........        14.6
  Impairment loss..........          --
  Restructuring expenses...          --
  Legal settlement, net....        (4.2)
  In process research and
    development charges....         4.2
  Amortization of
    intangibles............         0.3
                             -----------
    Total operating
      expenses.............        21.5
                             -----------
Income (loss) from
  operations...............         8.9
Nonoperating income
  (expense):
  Interest income..........         0.5
  Interest expense, net....        (1.4)
                             -----------
  Income before provision
    for income taxes and
    minority interest......         8.0
Provision for income
  taxes....................         4.4
Minority interest..........         0.7
                             -----------
  Net income (loss)........         2.9
Dividend on convertible
  redeemable preferred
  stock....................          --
                             -----------
  Net income (loss)
    applicable to common
    stock..................         2.9%
                             -----------
                             -----------

FINANCIAL CONDITION AND LIQUIDITY

        As of January 31, 1999 we had cash and cash equivalents totaling $14.3 million, a decrease of $26.6 million from $40.9 as of October 31, 1998. We used $30.0 million to purchase the minority interest in Flex, invested $5.1 million in plant and equipment, used $1.4 million to pay down debt, $700,000 to pay dividends and $2.4 million to purchase a portion of Flex's working capital loan from SICPA. These expenditures were offset by $12.2 million of cash generated by operations and stockholder investments of $849,000.

        In the first quarter of fiscal 1999, our working capital, excluding cash and short term investments, increased $4.4 million from $34.3 million to $38.7 million. This increase was primarily due to decreases to accounts payable, accrued expenses and accrued compensation expenses of $7.3 million, increases to other current assets of $4.1 million and increases to accounts receivable of $800,000 offset by increases to deferred revenue of $3.7 million and decreases to inventories of $4.0 million. The decreases to accounts payable, accrued expenses and accrued compensation expenses are primarily due to payment of year end compensation accruals, funding of our 401(k)/ESOP plan and payment of restructuring accruals. The increase in other current assets is primarily due to amounts receivable for the sale of operating assets of MMG. The accounts receivable increase is consistent with increased sales. The deferred revenue increase is primarily due to invoicing provisions for light interference pigment. Approximately half of the inventory decrease results from the sale of the MMG assets while the remainder results from higher sales in the first quarter of fiscal 1999.

        As of October 31, 1998 we had $52.4 million in long term debt in addition to $6.0 million in current maturities of long term debt. This debt is comprised of $44.4 million in unsecured senior notes at a weighted average rate of 7.2%, $5.0 million in mortgage debt collateralized by two buildings in Santa Rosa, $3.7 million of unsecured debt financed in Germany by ABN Amro, $3.1 million related to MMG partially collateralized by land and buildings, and $2.3 million in long term capital leases.

        Our primary banking arrangement is with a syndicate consisting of Bank of America and ABN Amro. Through these banks as of October 31, 1998 we had executed a $20.0 million line of credit that was not utilized.

        In January 1999, we executed amendments to our credit agreement increasing the amount available under our revolving line of credit from $20.0 million to $40.0 million and removing the impairment loss and restructuring charges recorded in fiscal 1998 from our financial covenants.

        In March 1999, we replaced the credit facilities of our subsidiary in Japan with two facilities totaling approximately $10.0 million with an average interest rate of 1.5% per year.

        In the first quarter of fiscal 1999, demand for light interference pigment exceeded capacity, resulting in an inventory decrease of $1.0 million to satisfy excess demand. Existing backlog and projected orders at Flex are expected to fill available capacity for light interference products for the remainder of fiscal 1999. We have initiated a capacity expansion at Flex that is expected to begin production in the second half of fiscal 2000. The estimated cost of this expansion is approximately $14.0 million for which we have firm purchase commitments outstanding of approximately $5.4 million.

        Including commitments for the above expansion, our total capital commitments are approximately $7.4 million.

        We believe that the cash on hand at January 31, 1999, cash anticipated to be generated from future operations, available funds from revolving credit arrangements and our proceeds from this offering will be sufficient for us to meet our working capital, capital expenditure, acquisition and debt service requirements and dividend payments as declared for at least the next twelve months.

IMPACT OF YEAR 2000

        The "Year 2000" issue is the result of computer programs that were written using two digits rather than four digits to define the applicable year. If our computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in system failures or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

        We have identified our Year 2000 risk in three components: internal business software; internal non-financial software and imbedded chip technology; and external noncompliance by customers and suppliers.

        INTERNAL BUSINESS SOFTWARE. During fiscal 1997, as part of a business modernization program intended to reduce cycle time and improve profitability, we purchased an Enterprise Resource Planning System (ERP System) that the software vendor has indicated is Year 2000 compliant. The total estimated hardware, software and installation cost of the ERP System is $4.3 million of which $3.9 million has been spent through January 31, 1999. We are in the implementation phase for this system and other ancillary financial systems with full implementation scheduled for September 30, 1999. Based on this schedule, we expect to be in full compliance with our internal financial systems before the Year 2000. However if, due to unforeseen circumstances, the implementation is not completed on a timely basis, the Year 2000 could have a material impact on our operations. Contingency plans have been established in a few areas where we feel there is some risk that the system will not be implemented before the Year 2000. Those plans include adapting some of our currently existing systems to be Year 2000 compliant. The cost of making those adaptations are not expected to be material and will be expensed in the period incurred.

        INTERNAL NON-FINANCIAL SOFTWARE AND IMBEDDED CHIP TECHNOLOGY. We have taken an inventory of all of our non-financial software and equipment that may be affected by the Year 2000, have identified the non-financial software and equipment that is critical to our operations and are in the process of testing the items that are critical to our operations. At this time, we estimate the cost of Year 2000 testing and remediation of our non-financial software and equipment to be approximately $350,000. If we are unable to achieve Year 2000 compliance for our major non-financial systems, the Year 2000 could have a material impact on our operations. We are currently working on contingency plans to address unforeseen issues that may arise with internal non-financial software and imbedded chip technology. Full Year 2000 compliance for our internal non-financial software and imbedded chip technology is scheduled for September 30, 1999.

        EXTERNAL NON-COMPLIANCE BY CUSTOMERS AND SUPPLIERS. We have identified and contacted our critical suppliers, service providers and contractors to determine the extent to which our interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. Over 80% of our key suppliers and third party service providers and over 50% of our key customers have indicated that they are or are expecting to achieve Year 2000 compliance by December 31, 1999. We are continuing to monitor the progress of third parties that are critical to our business, however, we cannot be assured that customers' and suppliers' representations are accurate or that they will reach Year 2000 compliance in a timely manner. If we determine that the progress of specific suppliers, service providers or contractors toward Year 2000 compliance is insufficient, we intend to change to other providers that have demonstrated Year 2000 readiness, however, we cannot be assured that we will be successful in finding such alternative suppliers, service providers and contractors. In the event that any of our significant customers and suppliers do not achieve Year 2000 compliance successfully and in a timely manner, and we are unable to replace them with new customers or alternate suppliers, our business or operations could be adversely affected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        INTEREST RATE RISK. Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and long term debt obligations. Cash equivalents are readily convertible to cash and have maturity dates of three months or less. Due to the short maturities of cash equivalents, carrying amounts approximate fair value.

        By policy, cash investments are limited to obligations of the U.S., U.K., German and Japanese governments, prime commercial paper, bank repurchase agreements collateralized by direct obligations of the U.S., U.K., German or Japanese governments and savings accounts with commercial banks. Amounts deposited with commercial banks are also limited in amount by financial institutions. We do not use derivatives or equity investments for cash investment purposes.

        As our long term debt obligations are at fixed rates, we do not have cash flow exposure due to rate changes on our long term debt. The fair value of our long term debt is estimated based on current interest rates offered to us for similar instruments.

        From time to time, we enter into interest rate swaps primarily to reduce our interest rate exposure from floating to fixed rate. In fiscal 1998, we entered into an interest rate swap for anticipated debt refinancing in the amount of $30.0 million. The purpose of the swap was to fix the reference rate for the debt at 5.7% to eliminate our exposure to interest rate fluctuations until the loan refinance was completed. The swap was designated as a hedge of an anticipated transaction. After completion of the loan refinance, $310,000 was paid under the swap that was recorded as an increase to interest expense over the term of the notes. There were no interest rate swaps outstanding on either October 31, 1998 or January 31, 1999.

        The table below presents principal (or notional) amounts and related weighted-average interest rates by year of maturity for our cash equivalents and debt obligations as of October 31, 1998.

                                                                                                                        FAIR
                                        1999       2000       2001       2002       2003      THEREAFTER     TOTAL      VALUE
                                      ---------  ---------  ---------  ---------  ---------  ------------  ---------  ---------
                                                                    (IN THOUSANDS, EXCEPT RATES)
Cash equivalents
  Fixed rate........................  $  38,300         --         --         --         --           --   $  38,300  $  38,300
  Average rate......................       4.8%         --         --         --         --           --        4.8%
Long term debt
  Fixed rate........................  $   6,026  $   3,663  $   3,533  $   8,616  $   6,126   $   30,435   $  58,399  $  59,843
  Average rate......................       7.4%       8.0%       8.0%       7.2%       6.9%         7.0%        7.2%

        FOREIGN EXCHANGE RISK. We have significant investments in Scotland and Japan. Changes in the value of those countries' currencies relative to the U.S. dollar are recorded as direct charges or credits to equity. We also have manufacturing operations in Scotland and Japan and sales presence in other European and Asian countries. A significant weakening of the currencies in Europe or Asia in relation to the U.S. dollar could reduce the reported results of those operations. In addition, a significant amount of our sales are export sales which could be subject to competitive price pressures if the U.S. dollar were to strengthen compared to the currency of foreign competitors.

        We do, from time to time, enter into purchase, sales or debt arrangements denominated in currencies other than our functional currency which exposes us to currency risk on open receivable and payable balances. We are also exposed to exchange risk on open intercompany balances that some of the foreign subsidiaries have with us and each other. We will, from time to time, enter into contracts to hedge those risks that we consider material.

        In addition to derivative contracts to hedge foreign currency risk on existing commitments, open receivables, payables and debt instruments, we may enter into interest rate swaps or similar instruments in order to reduce interest rate risk on our debt instruments. We do not enter into derivatives for trading purposes.

        In fiscal 1998, we entered into foreign currency forward contracts for the principal and interest payments under a $3.1 million loan that is denominated in Deutsche marks. The transaction is designated as a hedge of a foreign currency commitment. Gains and losses on the contract are recorded as a net reduction or increase to interest expense over the life of the loan. We also entered into foreign currency forward contracts for the principal and interest payments under an intercompany note receivable denominated in Pounds sterling. Gains and losses on those contracts are offset in consolidation.

        The following table provides information about our foreign exchange forward contracts by maturity date at October 31, 1998.

                                                       1999       2000       2001       2002       2003     THEREAFTER     TOTAL
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                                         (IN THOUSANDS, EXCEPT CONTRACT RATES)
Deutsche marks:
  Notional amount..................................  $   1,026  $     995  $     959  $     921  $     224          --   $   4,124
  Average contract rate (foreign currency/ USD)....       1.78       1.75       1.73       1.71       1.70          --        1.74
Pounds sterling:
  Notional amount..................................  $     374  $     370  $     368  $     366  $     365   $   1,106   $   2,948
  Average contract rate (foreign currency/ USD)....       0.63       0.64       0.64       0.65       0.65        0.64        0.64

                                                       FAIR
                                                       VALUE
                                                     ---------
Deutsche marks:
  Notional amount..................................  $     345
  Average contract rate (foreign currency/ USD)....
Pounds sterling:
  Notional amount..................................  $      92
  Average contract rate (foreign currency/ USD)....

        There have been no significant changes in market risk since October 31, 1998.

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires balance sheet and income statement recognition of derivative transactions and provides limitations and accounting requirements for hedging instruments. The statement is effective for the first quarter of our fiscal 2000 with earlier application encouraged. As our existing derivative contracts and policies regarding the use of derivatives require that cash flows under financial derivatives match cash flows under existing firm commitments, we do not expect adoption of SFAS 133 to affect our results of operations or cash flows but, as the statement requires separate presentation of the fair value of derivative instruments, our Statement of Financial Position will be affected by adoption of the statement.

                                    BUSINESS

OVERVIEW

        Optical Coating Laboratory, Inc. (OCLI) is a worldwide leader in optical thin film coating technologies. We have leveraged our technical and manufacturing expertise, gained from over 50 years of experience developing thin film coating processes for government and industry to build a portfolio of products that incorporate high performance optical thin films used to manage light. Our products control, enhance and modify the behavior of light by utilizing its reflection, absorption, and transmission properties to achieve commercially important effects such as high reflectivity, anti-glare and spectral filtering. By integrating superior process capabilities with advanced product design we provide complete optical solutions that address a range of end-market applications in growing markets.

        TELECOMMUNICATIONS. We manufacture and sell optical components for fiber optic communications systems including wavelength division multiplexing
(WDM) products. We also sell optical components used on satellites for solar power generation, thermal control and other functions. This market accounted for 28.8% of our revenues in fiscal 1998 and 36.0% of our revenues in the first quarter of fiscal 1999.

        LIGHT INTERFERENCE PIGMENTS. Through Flex, we manufacture and sell optically variable pigments used to prevent counterfeiting of the world's currencies and other value documents and for use in paints for automobiles and other consumer products. This market accounted for 17.0% of our revenues in fiscal 1998 and 20.9% of our revenues in the first quarter of fiscal 1999.

        DISPLAY. We manufacture and sell optical components used in cathode ray tube (CRT) displays, flat panel displays and projection display products such as large-screen projection televisions and business projection systems. We are also developing optical components for next generation computer monitors. This market accounted for 23.5% of our revenues in fiscal 1998 and 20.5% of our revenues in the first quarter of fiscal 1999.

        AEROSPACE AND INSTRUMENTATION. We manufacture and sell optical components, including precision polymer optics, used in defense and aerospace products, automated data collection products, and medical, scientific and analytical instruments. This market accounted for 17.5% of our revenues in fiscal 1998 and 16.0% of our revenues in the first quarter of fiscal 1999.

        OFFICE AUTOMATION. We manufacture and sell optical components, including precision polymer optics, for copiers, scanners, printers and other office products. This market accounted for 13.2% of our revenues in fiscal 1998 and 6.6% of our revenues in the first quarter of fiscal 1999.

INDUSTRY BACKGROUND

        Optical thin film coatings are microscopic layers of materials, such as silicon and magnesium flouride, applied to the surface of a substrate, such as glass or plastic, to alter its optical properties. Thin film coatings control the reflection, refraction, transmission and absorption of light to achieve specific optical effects. Thin film coatings can also create electrical conductivity and enhance the durability of the surface of a substrate while maintaining the desired optical effects. These effects are achieved as a result of the optical properties, sequence, number and thickness of the thin film layers in relation to the wavelengths of light.

        The ability to control the behavior of light using thin films plays a critical role in many industries and products. Such control allows one to:

        - Combine many communications signals on a single fiber optic cable;

        - Provide protection for solar cells on satellites;

        - Create color-shifting ink pigments for currency security;

        - Increase the brightness and contrast of computer displays;

        - Create the color for projection displays; and

        - Control high energy laser beams.

        [A diagram depicting light separation through a prism and a diagram showing light reflection, absorption and transmission through an optical thin film coated substrate]

TELECOMMUNICATIONS

        The volume of data, voice and video traffic carried by telecommunication service providers has dramatically grown over the last several years. Data traffic has increased due to the escalating use of the Internet, the proliferation of bandwidth intensive applications such as distributed computing, email, electronic commerce and local and wide area networking, and the development of high bandwidth access technologies such as digital subscriber lines, known as "DSLs," and cable modems. Voice traffic has increased with the proliferation of cellular telephones. These demands have created capacity constraints on existing networks, forcing providers to seek alternatives in order to increase bandwidth and decrease cost, including expanding and enhancing both fiber optic and satellite communications systems in which optical products and processes are critical.

        Fiber Optics. One of the means for expanding the capacity, or bandwidth, of fiber optic cable networks is WDM. WDM increases the number of information-carrying channels an optical fiber can simultaneously transmit by combining light sources of different wavelengths, or colors, onto the same fiber optic cable. Dense WDM technology refers to the ability to transmit four or more channels on a single fiber optic cable. ElectroniCast Corporation, a research firm specializing in this market, has projected that the demand for dense WDM products will grow at a compound annual rate of 28.7% from $1.6 billion in 1998 to $12.2 billion in 2006.

        A dense WDM fiber optic system requires multiplexers that combine light sources at the transmission end and separate light sources at the receiving end of the system using some form of wavelength discrimination technology. ElectroniCast projects that the market for all forms of wavelength discrimination technologies used in dense WDM products will grow at a compound annual rate of 26.7% from $146.6 million in 1998 to $971.9 million in 2006. A dense WDM system also requires an erbium doped fiber amplifier (EDFA) every 60 to 100 kilometers to boost the light energy on the fiber without having to convert the light energy to an electronic signal. ElectroniCast projects that the market for EDFAs will grow at a compound annual rate of 21.3% from $714.3 million in 1998 to $3.3 billion in 2006.

        To date, WDM technology has been used primarily in point-to-point backbone systems by interexchange carriers. Emerging network architectures, however, are developing around the capability to switch selected wavelengths of light within and between networks in order to direct network traffic without expensive opto-electronic equipment. Expansion of optical networks into metropolitan networks is creating strong demand for a new class of products known as selectable wavelength optical add/drop multiplexers. ElectroniCast projects that this market will grow at a compound annual rate of 69.9% from $15.5 million in 1998 to $1.1 billion in 2006.

        Satellites. Satellite launches have increased in recent years and are expected to continue to increase, particularly as low earth orbit satellite systems are deployed to support the demand for increased communications. Satellites are powered by solar cell systems and are usually protected from harmful radiation by solar cell covers coated with optical thin films. According to Frost & Sullivan, a market research firm, satellite launches are anticipated to decline from 175 in 1999 to 157 in 2000 and are expected to increase to 283 in 2001 and 267 in 2002. In the subsequent years, satellite launches are expected to decline.

LIGHT INTERFERENCE PIGMENTS

        Light interference pigments create unique effects such as a shift in color based on viewing angle. Currently, two major markets utilize these pigments.

        SECURITY. Counterfeiting constitutes a present and growing threat to the security of the world's currencies. Recently, the proliferation of high resolution color copiers, scanners and computer software has made it possible for the novice to produce counterfeit bills that will pass as authentic in many environments. Additionally, political and economic uncertainty has led to the loss of confidence in local currencies in many areas and created an environment for highly sophisticated counterfeiting of high denomination substitute currencies, such as the U.S. $100 bill. In response to these threats, many governments, including the United States, have been incorporating a number of anti-counterfeiting mechanisms including color shifting ink utilizing light interference pigments. Other security applications where light interference pigments can be utilized include passports, credit cards, tax stamps, securities and brand protection.

        DECORATIVE. Decorative applications in the automotive paint, cosmetics, electronics and sports apparel markets all provide market opportunities for special effect pigments, such as light interference pigments, as color becomes an important distinguishing feature for brand identification. Light interference pigments can be a supplement to other paint pigments to provide special effects or a substitute for high performance organic pigments used to create color. According to IAL Consultants, a market research firm specializing in the chemical, plastics and allied process industries, the special effect or high performance pigment market, consisting of pearlescent, iridescent and metallic effects, was estimated to be approximately $544 million in 1998, and the market for high performance organic pigments was estimated to be approximately $978 million in 1998.

DISPLAY

        Today's mainstream technologies in the display market include CRT, flat panel, and projection displays. CRT displays are currently used for most televisions and computer monitors.

        Factors driving demand for display technologies include:

        - increased demand for portable products such as laptop computers, cell phones and personal digital assistants, commonly known as "PDAs":

        - the need to project and display digitally formatted data; and

        - larger display dimensions coupled with smaller size and weight requirements.

The performance of display products is highly dependent upon components utilizing optical thin film technology.

        CRT DISPLAYS make up the largest segment of the display market. This market is characterized by slow, but positive, unit growth and downward pricing pressure. The advantages of CRT displays traditionally have been low cost and reliability. The disadvantages of CRT display technology, which include large size, weight and power consumption, have led to the introduction of competing display technologies.

        FLAT PANEL DISPLAYS are used in laptop computers, global positioning systems (GPS) displays, camcorders and touch panels. This market is expected to grow with demand for these products. Growth is also expected as large flat panel displays supplant computer CRT displays for use in many applications. Flat panel displays offer the advantage of reduced size and weight for the same viewing area, but are more expensive than CRT displays.

        PROJECTION DISPLAYS consist of two major market segments--large screen consumer projection television sets and projection systems for business applications. The demand for projection displays is increasing due to large screen size capability with favorable overall size and weight characteristics as compared to CRTs. The cost of these systems is quite high, however, relative to the cost of CRT-based display systems. As projection display systems decrease in cost, the market for these products is anticipated to grow more rapidly. The total market for projection displays is estimated to grow at a compound annual rate of 8.4% from $7.2 billion in 1998 to $11.7 billion in 2004 according to Stanford Resources, Inc., a market research firm. Of this market, the segment for rear projection displays utilizing reflective liquid crystal displays (LCDs) is projected by Stanford Resources to have a compound annual growth rate of 46.0% from $90.4 million in 1998 to $876.2 million in 2004. We believe that these figures do not include the potential application of large size monitors for use as desktop displays.

AEROSPACE AND INSTRUMENTATION

        The aerospace and instrumentation markets require sophisticated, high-precision coated products and optical components that selectively absorb, transmit or reflect light in order to meet the specific performance requirements of advanced scientific systems. These high-precision coated products and optical components are used in aerospace systems, and medical, scientific and analytical instruments, manufacturing process control instruments, and bar code scanners.

OFFICE AUTOMATION

        The office automation market includes photoreceptors and front surface mirrors for photocopiers, document scanners, overhead projectors, facsimile machines, printers, and precision molded plastic optical components used in scanners and printers.

OUR ADVANTAGE

        As a pioneer in light management, we are well positioned to take advantage of the increasing need for optical products and solutions in growth markets. The key to our success is superior thin film deposition and product design technologies and the ability to apply these technologies to our customers' needs. We have 50 years experience in innovating and developing thin film designs and process technologies used to create optical solutions. We focus on high performance processes that rely on internally designed machinery and process monitoring equipment. We devote significant resources to research and development of new processes and new products that incorporate our optical thin film capabilities. Our reputation and commitment to superior optical technology allows us to attract and retain both a strong customer base and the most qualified personnel in the industry.

OUR STRATEGY

        Our goal is to be the leading supplier of high performance optical products. Key elements of our strategy are:

        CAPITALIZE ON OPTICAL EXPERTISE TO DESIGN AND DEVELOP PRODUCTS. We capitalize on our expertise in thin film technology and process design in order to develop high quality optical products. We accomplish this by continuing to focus our research and development efforts on both product development as well as our core thin film and process technology. In addition, we will continue to integrate the optical design and thin film design of a product with a focus on low cost manufacturing. This approach allows us to design and build products that have the ability to gain wide market acceptance.

        FOCUS ON SELECTED LARGE AND GROWING COMMERCIAL MARKETS. Light management technology is applicable across a wide range of potential market applications. We currently focus on the telecommunications, light interference pigments and projection display markets because they all require sophisticated optical components and offer the opportunity for high growth. We will continue to focus on selected commercial markets that represent our best opportunity for growth.

        LEVERAGE STRATEGIC ALLIANCES. One of our key success factors is the capability to rapidly and efficiently develop, manufacture and distribute products. We currently have developed strategic alliances with JDS in the fiber optic telecommunications market and SICPA in the security ink market. We will continue to evaluate potential strategic alliances to minimize time to market for our products.

        ENHANCE MANUFACTURING EFFICIENCY. We will continue to invest in the development of high volume, low cost manufacturing capability. Because assembly operations are subject to high labor costs, we will focus on the design and development of products adaptable to manufacturing automation. Also, we will continue to have a strong focus on operational excellence through our Factory Overall Efficiency programs, which measure overall costs and target continuous improvements.

        EXPAND INTERNATIONAL PRESENCE. We will continue to expand our presence in Asia and Europe by focusing more sales, product development resources and manufacturing capabilities in these areas. By locating these resources closer to our customers in Asia and Europe, we expect to improve our penetration in those markets.

        PURSUE STRATEGIC ACQUISITIONS. In February 1999, we acquired OPKOR, a complementary precision polymer optics company that provides improved optical design capability, capacity expansion and technology as well as products in new markets such as biometrics and projection lenses. We intend to selectively pursue acquisitions that enhance our position as a leading high performance optical products company. We expect these acquisitions to provide enabling technology or directly expand our product portfolio.

STRATEGIC ALLIANCES

        JDS. In February 1997, we entered into an alliance with JDS, a leading fiber optic component company, in order to capitalize on the rapidly growing market for WDM products. The alliance involves long term supply and distribution contracts under which we contribute our expertise to provide wavelength discrimination technologies for specified WDM products and JDS contributes its expertise in the design, packaging and marketing of those products. The JDS alliance includes one agreement, where we contract with JDS for the design, packaging and assembly of certain WDM products, and a second agreement, where we sell the WDM products to JDS for marketing and distribution. Both agreements are exclusive except under certain circumstances where wavelength discrimination devices or assembly services are not available within our alliance at industry competitive prices. We share in the profits and losses generated by the alliance.

        SICPA. In 1986, we began supplying light interference pigments to SICPA, a leading supplier of inks used in the printing of value documents, most notably currency, in order to capitalize on the use of our pigments as an anti-counterfeiting measure. SICPA uses our pigments to make optically variable ink. Through SICPA's relationships with government currency printing agencies and central banks, our proprietary light interference pigments have been introduced as one of the most effective means of preventing counterfeiting. We currently have a long term exclusive license and product supply contract with SICPA extending through 2009 for specified applications of our light interference pigment in the security market. The contract has minimum and maximum "take or pay" purchase requirements as well as firm pricing.

TECHNOLOGY AND PRODUCTS

TELECOMMUNICATIONS

        The representation below depicts the major components of a WDM network. Products manufactured by us are indicated.

        [The graphic depicts a schematic of a wavelength division multiplexing system containing an Erbium Doped Fiber Amplifier. The components manufactured or packaged by OCLI are labeled.]

        Fiber Optics

        - DENSE WAVELENGTH DIVISION MULTIPLEXING COMPONENTS. In our alliance with JDS, we combine our resources to provide dense WDM components for the fiber optic communications market. These products allow the simultaneous transmission of multiple channels of information through a single fiber. Our dense WDM components enable the integration and segregation of discrete wavelengths of light, each of which carries separate channels of information.

        - ERBIUM DOPED FIBER AMPLIFIER (EDFA) WDM COMPONENTS. EDFAs are typically located every 60 to 100 kilometers in a fiber optic network and can contain a number of WDM components, including band splitters that we provide as part of our JDS alliance.

        - GAIN FLATTENING COMPONENTS. The amplification of signals in an EDFA is not inherently uniform across the amplifier bandwidth. Fiber optic components typically utilizing gain flattening thin film technology are used to equalize WDM amplifier gain. Typically, EDFAs contain pairs of gain flattening filters designed to provide this uniformity, which is critical for optimum network performance. Utilizing our superior thin film processes, we have recently introduced a single element gain flattening filter which performs the same function as the paired filters and simplifies EDFA assembly. We are now offering these components as part of our JDS alliance.

        - WAVELENGTH LOCKING FILTERS. Wavelength locking filters are utilized to stabilize the transmitting laser at the desired wavelength. These filters ensure that the wavelength desired for that particular channel of information is distinct from other wavelengths. The accuracy of such components ultimately determines how dense the spacing can be between channels and therefore the total capacity of the WDM system.

        - RECONFIGURABLE ADD/DROP MULTIPLEXER. As "point-to-point" dense WDM systems develop into more complete fiber optic networks, it becomes advantageous to enable the adding or dropping of certain wavelengths onto other network nodes to selectively direct traffic without expensive electronic equipment. Our recently introduced MicroNode-TM-Wavelength Selective Switch, a three port optical switch utilizing thin film technology and a proprietary micro-mechanical high speed switch, will enable this capability when fully commercialized.

        Satellites

        - SOLAR CELL COVERS. We produce solar cell covers by coating ultra-thin glass that protect and enhance photovoltaic cells used for satellite power. The thin film coatings protect against undesirable effects of the sun. The covers are durable enough to withstand the effects of space debris.

        - THERMAL CONTROL MIRRORS. We manufacture thermal control mirrors that are mounted on satellites to minimize solar heating of the satellite instrumentation.

LIGHT INTERFERENCE PIGMENTS

        Security

        Our OVP-TM- product is a light interference pigment which allows ink to exhibit different colors from different viewing angles. This pigment is produced on machinery and processes designed by Flex. Flex is the only supplier of this product and enjoys a long-term supply and distribution contract with SICPA. Our OVP-TM- product is being used on the currencies of more than 50 countries, and is on the U.S. $100, $50 and $20 denominations.

        [The graphic depicts a cross-section of a light interference pigment flake]

        Decorative

        Our Chromaflair-Registered Trademark- product utilizes the same manufacturing processes as our OVP-TM- security product, but is designed to have certain color characteristics that make it attractive for applications in paints, cosmetics and plastics. Our pigments create a durable color shifting finish when used in these applications. Our Chromaflair-Registered Trademark-product has been most recently featured as a paint option on selected Nissan automobiles in Europe. Chromaflair-Registered Trademark- product is also available through most paint companies in the automobile refinish market. While its primary design application currently is for the automotive paint market, Chromaflair-Registered Trademark- product has also been used on consumer products such as Nokia cell phones, Sony portable CD players, Motorola pagers and Nike shoes.

DISPLAY

        CRT Display

        We produce a broad line of high performance optical glass filters for display applications. These filters are sold under the brand name
Glare/Guard-Registered Trademark- and are delivered as custom manufactured products on a private label basis to other brands such as Kensington and ACCO.

        Flat Panel Display

        We have developed a product line for LCD flat panel displays, which manages the reflectance of the screen and enhances color contrast and brightness. This product is utilized on high quality flat panel display products for the desktop as well as products that are used outdoors and require an anti-glare treatment such as GPS and video camcorders.

        Projection Display

        We manufacture the following components that can be used as part of the optical engine for projection display systems:

        - PHILIPS PRISMS manage the color creation in systems utilizing multi-reflective LCD technology;

        - POLARIZING BEAM SPLITTERS manage the light beam for reflective LCD systems;

        - DICHROICS AND COLOR WHEELS are used to create the color in systems that utilize a single imager;

        - PROJECTION LENSES combine precision polymer optics and traditional glass elements to project a high quality image;

        - OPTICAL WINDOWS, which we coat and assemble for Texas Instruments' DMD chip, to enhance the projected image; and

        - HIGHLY REFLECTIVE MIRROR PRODUCTS reflect the optical image in a manner that optimizes brightness and image quality.

AEROSPACE AND INSTRUMENTATION

        We make a broad array of products to support the aerospace and instrumentation markets. These include wavelength infrared components, beam splitters and optical sensors for aerospace applications, optical engine components for bar-code scanners, optical filters for medical instruments and dichroic filters for stage lighting.

OFFICE AUTOMATION

        We produce numerous products for the office automation market including mirrors for copiers and multi-function devices, sensors for printers, biometric fingerprint optics for device security, and camera lenses for video conferencing applications.

CUSTOMERS

        We provide a wide range of products to a broad range of customers. Our top ten customers accounted for 54.8% of our revenues in fiscal 1998, with JDS accounting for 21.1% of our revenues and SICPA accounting for 13.9%. Of our total revenues in the first quarter of fiscal 1999, JDS accounted for approximately 31.1% and SICPA accounted for approximately 18.3%. SICPA was our largest customer in fiscal 1997 and 1996, accounting for 14.0% of our revenues in fiscal 1997 and 12.7% of our revenues in fiscal 1996. No other customer accounted for more than 10.0% of our revenues in fiscal 1996, 1997 or 1998 or the first quarter of fiscal 1999. Below is a list of our two largest customers by revenue for each market in fiscal 1998.

FIBER OPTICS                               DISPLAY

    JDS FITEL, Inc.                            Texas Instruments Incorporated
    Uniphase Corporation                       Toshiba America, Inc.

SATELLITES                                 AEROSPACE AND INSTRUMENTATION

    Hughes Space and Communication             Hewlett-Packard Company
      Company                                  Solectron Corporation
    Lockheed Martin Corporation

LIGHT INTERFERENCE PIGMENTS                OFFICE AUTOMATION

    SICPA Holding S.A.                         Hewlett-Packard Company
    E. I. DuPont de Nemours and                Xerox Corporation
      Company, Inc.

SALES AND MARKETING

        We sell our products directly to OEMs, distributors and our strategic partners. Our sales organizations communicate directly with customers' engineering, manufacturing and purchasing personnel in determining the design, performance and cost specifications for customer product requirements. Our sales force is divided into three distinct groups. We utilize specialized, highly technical sales forces to sell our fiber optics and light interference pigment products. Our satellite, display, aerospace and instrumentation and office automation products are sold through our corporate sales organization. We market and sell these products directly to OEMs, with the exception of our Glare/Guard-Registered Trademark- product line, which is marketed through distributors and dealers directly to end-users. We have regional sales offices in several major cities throughout the United States and in Germany, France and the United Kingdom. In Japan and other Asian countries, we have established sales representative offices to provide more integrated marketing and sales support in these regions.

        We sell specified WDM components to JDS as part of our strategic alliance. We sell our other fiber optic products such as our MicroNode-TM-switch through our specialized fiber optics sales force.

        Light interference pigments for the security market are sold exclusively to SICPA pursuant to a long term supply agreement.
ChromaFlair-Registered Trademark- light interference pigments are sold through our technical sales organization within Flex.

COMPETITION

        We believe our ability to compete successfully in our markets depends on a number of factors, both within and outside of our control, including:

        - the price, quality and performance of our products;

        - the emergence of new optical standards;

        - the ability to maintain adequate coating capacity and sources of raw materials;

        - the efficiency of our manufacturing and production;

        - the rate at which customers design our products into their products;

        - the number and nature of our competitors in a given market;

        - the assertion of intellectual property rights; and

        - general market and economic conditions.

        We attempt to position ourself as either the exclusive or principal supplier to most of our key customers. To the extent competitors offer similar products to our customers, pricing pressure may result. When we are unable to differentiate our product offerings, competition and related pressure on profit margins can be intense. In most of the markets in which we compete, many competitors have significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers.

        In the fiber optic telecommunications market, we face competition from E-Tek Dynamics and DiCon Fiberoptics, as well as other WDM component vendors. In the optical switch market, we compete with these same companies and potentially with JDS, our strategic partner for our WDM business. In the satellite products market, we face competition from Pilkington Aerospace.

        In the security market, we face competition from alternative anti-counterfeiting devices such as holograms, embedded threads and watermarks. In the decorative market, we face competition from providers of lower cost, lower performance special effect pigments such as BASF and Merck KGaA. These companies are also some of our most important customers for our ChromaFlair-Registered Trademark- product.

        We have a large number of domestic and foreign competitors for our Glare/Guard-Registered Trademark- anti-glare optical filters. Companies that purchase coated glass and assemble and sell filters in competition with us include Fellowes, Polaroid, ACCO and 3M. Certain of these companies purchase private label products from us for resale in competition with our Glare/Guard-Registered Trademark- product line. In the flat panel display market, we face competition from Japanese coating companies such as Nidek, Toppan and Tore. In projection display components, our competition includes Viratec, Balzers, Nitto Optical, Nikon and Fuji Photo-Optical.

MANUFACTURING

        We have developed many proprietary thin film coating processes and have designed, fabricated or significantly customized most of the coating equipment we use in production. This includes our continuous coaters, batch coaters and high speed roll-to-roll coaters. We believe our ability to design and build this specialized equipment and our ability to develop proprietary process technologies have been important factors in enabling us to compete successfully. Consequently, we maintain an extensive array of thin film coating, glass fabrication and metrology equipment to meet customer requirements for coated products and fabricated glass components.

        We employ batch coating by evaporation and batch coating by reactive metal mode sputtering as proprietary processes. We employ similar evaporation and sputtering processes in our continuous, in-line coating systems. Flex also employs proprietary evaporation and sputtering processes in our high-speed, roll-to-roll coating systems. We have extensive auxiliary material preparation and glass fabrication equipment in place which allow us to produce a broad array of glass and plastic products for a wide variety of applications.

        We currently face capacity constraints that have slowed our ability to further penetrate the light interference pigment market. We are building another production line which will increase our capacity to manufacture pigment by approximately 50%. This production line is expected to begin operation in the middle of 2000. Flex also has a roll-to-roll coating machine that is devoted to the manufacture of window film exclusively for 3M under a long-term "take-or-pay" contract.

        We are continuing to increase capacity by focusing on manufacturing improvement programs such as our Factory Overall Efficiency program and are actively building capital equipment for WDM products and projection display components.

        We have developed and procured extensive state-of-the-art metrology and test equipment to allow testing and verification of technological and performance characteristics of our products. This capability, including the expertise of our scientific and technical staff to develop and design specific thin film coatings to meet a customer's application requirements, is frequently a critical factor used by customers in selecting us as a supplier.

SUPPLIERS

        The primary raw materials used in our coating and manufacturing operations are various forms of glass, fused silica, inorganic coating materials such as magnesium fluoride, silicon dioxide, aluminum or germanium, and several types of polymers. Although we have more than one supplier for each of our raw materials, we occasionally enter into single source supply arrangements in order to obtain favorable pricing and service concessions. For example, we purchase special grade flat glass under long-term arrangements from one major U.S. glass supplier. We have not experienced any significant interruptions in production due to a shortage of raw material. Substrate materials are purchased by us or supplied by customers. Coating materials and their composition are generally supplied by us as they are often considered a proprietary element of the manufacturing process.

RESEARCH AND DEVELOPMENT

        We devote substantial resources to research and development in order to develop new, and improve existing, thin film products, processes and manufacturing equipment. As a result, we have developed a technological leadership position in the thin film coatings industry, and customers rely on our thin film integration services expertise and our products. The majority of our current research and development activities are devoted to telecommunications products and light interference pigments.

        We are developing new WDM products and processes to expand the information carrying capability of fiber optic communication networks. We continue to advance the standard in manufacturing extremely high precision interference coating deposition technology. We also devote significant effort to the continued development of our reconfigurable add/drop switch products as well as other components targeted toward the telecommunications market.

        Flex focuses much of its research and development efforts on developing more economical and commercially suitable light interference pigments. We have worked with several major pigment manufacturing companies in programs designed to develop lower cost light interference pigments that would allow us to more rapidly penetrate the large special effect pigment market. Currently, we are focusing our development efforts with one such company where we are engaged in a joint research and development program designed to create a new, lower cost light interference pigment. This relationship could evolve into an alliance designed to rapidly commercialize the resulting technology.

        Our research and development efforts also include:

        - Color separation filters and various components for optical systems;

        - Optical systems and thin film design capabilities for the telecommunications, display and instrumentation markets;

        - Coating processes for optical components to meet high component volume requirements;

        - High yield processes for complex coatings and high volume assembly capabilities; and

        - Reduction of coating and cleaning materials that may be hazardous to the environment.

        As of January 31, 1999, we had 158 technical employees, including 87 engineers with advanced degrees, 53 of whom have a Ph.D. These technical employees have expertise in high performance optical products, especially for those products and applications that rely on high precision thin-film optical interference filters.

        Our research and development expenditures totaled $11.7 million or 6.2% of revenues in fiscal 1996, $14.9 million or 6.8% of revenues in fiscal 1997, $17.1 million or 6.7% of revenues in fiscal 1998,

$3.8 million or 7.2% of revenues in the first quarter of fiscal 1998 and $4.6 million or 6.6% of revenues in the first quarter of fiscal 1999.

PATENTS AND LICENSES

        Our success and ability to compete are significantly dependent on our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our products. We have entered into confidentiality and invention assignment agreements with our employees and we enter into non-disclosure agreements with some of our suppliers, distributors and customers so as to limit access to and disclosure of our proprietary information. We believe our proprietary technology, our trade secrets and our patents are of considerable value to our business. We believe that our patents demonstrate and support our technological leadership position, safeguard our competitive position and support existing and potential sales volume.

        As of April 15, 1999, OCLI and Flex together had 105 patents and 48 patent applications pending in the United States that cover processes, products and production equipment. We also have patents and patent applications pending in various foreign countries covering the same technology. Expiration dates for our various patents range from 1999 to 2017.

        We believe that our patented MetaMode-Registered Trademark- reactive sputtering technology provides us with an important competitive advantage in manufacturing many of our products.

        Patents expiring in fiscal years 1999 through 2001 do not encompass technologies in which we enjoy a competitive advantage. We therefore do not expect expiration of those patents to materially affect our results of operations or financial condition.

        We selectively license our coating technology to other companies, primarily for integrated, mass production applications that we would not otherwise be able to provide as a manufacturer in the ordinary course of our business. During each of the past five years, these licenses, together with sales of equipment built for licensees in support of the licenses, have not constituted greater than 10.0% of our consolidated revenues.

BACKLOG

        Backlog consists of new orders on which shipments have not yet started or unfilled portions of orders that are only partly completed. Some of these orders are completed within several days of receipt, while others are not completed for a number of months. Substantially all orders included in backlog are subject to cancellation without penalty; however, we generally have not experienced significant order cancellations. Contractually specified delivery dates on orders sometimes are adjusted at the request of either the customer or us.

        Our backlog of orders was $78.7 million as of January 31, 1999 and $64.9 million as of January 31, 1998. Substantially all orders in backlog at January 31, 1999 are scheduled for shipment during fiscal 1999. The amount of backlog at January 31, 1999 represents only a portion of anticipated sales in 1999, with new orders historically comprising the major portion of sales in a fiscal year.

        Flex has multi-year supply contracts with two customers that include annual buy requirements with "take or pay" provisions. It is the practice of Flex to only include specifically scheduled shipment releases under these contracts in reported backlog.

INTERNATIONAL AND DOMESTIC SALES

        Revenues generated by sales to Canada have increased from 9.0% in fiscal 1997 to 21.3% in fiscal 1998 and 32.5% in the first quarter of fiscal 1999 reflecting the growth in telecommunications sales from our alliance with JDS. Revenues generated by sales within the U.S. represented 43.8% of our total revenues in fiscal 1997, 41.3% in fiscal 1998 and 31.9% in the first quarter of fiscal 1999, the decline again reflecting the faster growth in sales of telecommunications products to Canada. Revenues from sales to Europe and Asia also declined as a percentage of our total revenues from 47.2% in fiscal 1997 to 37.4% in fiscal 1998 and 35.6% in the first quarter of fiscal 1999 due to growing sales of telecommunications products to Canada. See Note 14 of Notes to Consolidated Financial Statements.

PROPERTIES

        Our corporate headquarters and principal manufacturing and research and development facilities are located on a Company-owned campus in Santa Rosa, California. The site consists of approximately 75 acres of land of which approximately 53 acres are occupied by existing operations, with the remaining 22 acres currently held available for development or sale. The site is within an industrial park area and is served by well-developed road access and utilities. In addition, we lease offices for our sales personnel located in various cities in the U.S., Europe and Asia.

        The following table sets forth certain information concerning our principal facilities.

                   NO. OF         LEASED/    TOTAL SQ.     SITE
LOCATION          BUILDINGS        OWNED        FT.       (ACRES)    USE
-------------  ---------------  -----------  ---------  -----------  ---------------------------------
Santa Rosa,              13          Owned     490,000          75   Optical Coating Laboratory, Inc.
CA                                                                   and Flex Products, Inc. corporate
                                                                     offices, manufacturing,
                                                                     engineering and research and
                                                                     development facilities

Santa Rosa,               1         Leased      23,000          --   Precision polymer optics
CA                                                                   administrative offices and
                                                                     manufacturing facilities

Santa Rosa,               7         Leased      70,000          --   Warehousing, research and
CA                                                                   development, and miscellaneous
                                                                     facilities

Hillend,                  1          Owned      56,000          16   OCLI Optical Coating Laboratory,
Scotland                                                             Ltd. administrative offices,
                                                                     manufacturing and research and
                                                                     development facilities

Hillend,                  1         Leased       9,000          --   OCLI Optical Coating Laboratory,
Scotland                                                             Ltd. warehousing

Atsugi, Japan             1         Leased      18,000          --   OCLI Asia K.K. manufacturing
                                                                     facilities

Tokyo, Japan              1         Leased       3,000          --   OCLI Asia K.K. administrative
                                                                     offices

Rochester, NY             1         Leased      33,000          --   OPKOR Inc. administrative and
                                                                     manufacturing facilities

        Until November 1998, MMG occupied two manufacturing buildings and two office buildings in Goslar, Germany. In November 1998, the manufacturing buildings and one of the office buildings were sold and the other office building is being held for sale.

        Management believes that our facilities are adequate for our current level of business and our near-term growth requirements.

EMPLOYEES

        As of January 31, 1999, we had 1,411 employees of whom 1,263 were employed domestically; 114 were employed by our operations in Hillend, Scotland; 12 were employed in our sales and administrative offices in Europe and 22 were employed by OCLI Asia in Japan. As of January 31, 1999, there were 122 employees assigned to research and development projects, 1,098 assigned to manufacturing, 65 employees in sales and marketing and 126 employees in finance and administration.

        We have not experienced a work stoppage due to labor difficulties. We believe our employee relations are good. None of our employees are subject to collective bargaining agreements.

LEGAL PROCEEDINGS

        Over the past several years, we have been engaged in litigation in the United Kingdom involving infringement of our patent by Pilkington PE Limited and Pilkington plc. We won our action at the Patents County Courts level but lost on appeal to the U.K. House of Lords. In October 1998, we settled the claim for approximately $850,000, most of which had been accrued in previous periods.

        In March 1997, OCA and certain of its directors and officers commenced suit against us in the Superior Court of Middlesex County, Commonwealth of Massachusetts. The complaint arose out of a letter of intent executed by us and OCA in March 1996 and an ensuing merger agreement executed by us and OCA in June 1996. Under the merger agreement, we would have acquired OCA. The complaint sought damages for costs and expenses incurred by OCA in pursuing the merger transaction with us. OCA alleged that we made negligent misrepresentations to OCA and certain of OCA's affiliates, and that we breached our letter of intent. We filed counterclaims against OCA and certain of OCA's affiliates based on OCA's breach of the merger agreement and sought damages based on the difference between the value of OCA's business to us and the agreed upon purchase price under the merger agreement. In January 1999, we, OCA and certain of its affiliates settled the litigation. Settlement proceeds to OCLI, net of applicable legal expenses, approximated $3.0 million, which was recorded as a reduction to operating expenses in the first quarter of fiscal 1999. In addition to the cash proceeds, the settlement allowed for us to receive $1.0 million in business transaction value through product purchase discounts, purchase of our products over a period not to exceed three years or some other mutually determined method. Future business opportunities, not expected to affect our results over the next twelve months, were also included in the agreement.

        In July 1996, SICPA filed a lawsuit in Delaware Chancery Court in order to block a proposed financing by Flex arguing that such a transaction without SICPA's consent was prohibited by Flex's certificate of incorporation, as well as by certain contractual provisions between us and SICPA. In fiscal 1998, we announced that we had completed final negotiations for the settlement of the litigation with SICPA. Under the terms of the settlement, we and SICPA agreed to modify our co-ownership agreement to enable us to more effectively manage the day-to-day operations of Flex, to allow for public financing of Flex's operations and to modify the license and supply agreement between Flex and SICPA. The modification to the license and supply agreement provided for more attractive scheduled pricing discounts on higher volume purchases and changed the scheduled order patterns to be consistent with our fiscal quarters. In addition, we purchased $2.6 million of Flex's working capital loans from SICPA. In December 1998 we purchased SICPA's 40.0% interest in Flex and remaining working capital loans.

        In 1997, Flex filed a suit in United States District Court for the Eastern District of Michigan alleging that BASF Corporation and BASF AG infringed Flex's patents covering optically variable thin film flakes which, when mixed with paints and inks, produce color shifting visual properties. The complaint requested that the court enjoin BASF from importing, making, using, selling or offering to sell the infringing pigment in the United States. The complaint also sought damages for the infringement, including treble damages if the infringement was intentional. In October 1998, a settlement agreement was reached between Flex and BASF under which Flex has agreed to allow BASF to make, use and sell two specific forms of a special effects pigment for use within limited application fields in exchange for a series of payments to be based upon BASF's revenues on the sale of those pigments.

                                   MANAGEMENT

        The following table sets forth certain information of the directors and executive officers of OCLI as of April 15, 1999:

NAME                                 AGE      POSITION
-------------------------------      ---      ------------------------------------------------------
Charles J. Abbe................          58   President, Chief Executive Officer and Director
Craig B. Collins...............          44   Vice President, Finance and Chief Financial Officer
Michael J. Cumbo...............          39   Vice President and Chief Technical Officer
Michael A. Kasper..............          48   Vice President and General Manager, Aerospace &
                                              Instrumentation Division
Stephen E. Myers...............          51   Vice President and General Manager, Information
                                              Industries Division
Kenneth D. Pietrelli...........          50   Vice President, Corporate Services
James W. Seeser, Ph.D..........          55   Vice President
Glenn K. Yamamoto..............          47   Vice President and General Manager, Telecommunications
                                              Division
                                              Vice President, Legal Counsel and Corporate Secretary
Joseph Zils....................          44   of
                                              OCLI, and President and Chief Financial Officer
                                              of Flex
Herbert M. Dwight, Jr..........          68   Chairman of the Board of Directors
Douglas C. Chance(1)...........          56   Director
Shoei Kataoka, D.Sc., Dr.
  Eng..........................          69   Director
John McCullough................          65   Director
Julian Schroeder(1)............          51   Director
Renn Zaphiropoulos(1)..........          72   Director

------------------------

(1)  Member of the Audit Committee and Compensation and Stock Option Committee.

        CHARLES J. ABBE has served as our Chief Executive Officer since April 1998 and as our President and Director since November 1997. From April 1996 to November 1997, Mr. Abbe served as Vice President and General Manager of our Santa Rosa division. From 1989 to 1996, Mr. Abbe was employed by the Raychem Corporation, a diversified electronics manufacturing company, in various senior management positions.

        CRAIG B. COLLINS has served as our Vice President, Finance and Chief Financial Officer, since September 1997. Prior to joining us, Mr. Collins served as Senior Vice President, Finance and Chief Financial Officer from 1993 to 1996 and in various senior management positions with Nestle Beverage Company, a consumer products company, since 1984.

        MICHAEL J. CUMBO, PH.D., has served as our Vice President and Chief Technical Officer since April 1999. Dr. Cumbo joined us as a Senior Research Engineer in March 1995 and managed our corporate research department from April 1996 to February 1997. Prior to joining OCLI, Dr. Cumbo spent seven years as a principal optical engineer at Bausch & Lomb Incorporated, an optical products company.

        MICHAEL A. KASPER has served as our Vice President and General Manager of our aerospace and instrumentation division since December 1997. Prior to that, he served as our Director of Operations from February 1996 to November 1997. Prior to joining us, Mr. Kasper served in various manufacturing engineering and materials management positions with Proctor & Gamble, a consumer products company, from 1972 to 1996.

        STEPHEN E. MYERS has served as our Director of Information Industries Business Unit since July 1996. In December 1997, Mr. Myers became Vice President and General Manager of our information industries division. Prior to joining us, Mr. Myers served in various operations and finance management positions with Raychem Corporation from 1978.

        KENNETH D. PIETRELLI has served as our Vice President of Corporate Services since June 1993. Prior to that, he served as our Corporate Materials Manager from 1980.

        JAMES W. SEESER, PH.D., joined us in 1983 and has served as our Vice President since 1989. From November 1993 to March 1999, Dr. Seeser served as Chief Technical Officer.

        GLENN K. YAMAMOTO has served as our Vice President and General Manager of our telecommunications division since December 1997. Mr. Yamamoto joined us in 1973 and has held various product lines sales and manufacturing management positions.

        JOSEPH ZILS has served as the President and Chief Financial Officer of Flex and our Legal Counsel since November 1997. Mr. Zils also served as Vice President, General Counsel and Corporate Secretary for OCLI since 1993. Mr. Zils joined OCLI in 1989 as Corporate Counsel and Director of Contracts.

        HERBERT M. DWIGHT, JR. has served as Chairman of the Board of OCLI since August 1991. He served as our President from August 1991 to November 1997 and as Chief Executive Officer from August 1991 to April 1998. From December 1993 to April 1995, Mr. Dwight also served as Chief Financial Officer. Mr. Dwight was Chairman, President and Chief Executive Officer of Superconductor Technologies, Inc., a telecommunications technology company, from 1988 through August 1991 and continued to serve as Chairman from 1991 until May 1994. Mr. Dwight is also a director of Applied Materials, Inc., Applied Magnetics Corporation and Advanced Fiber Communications, Inc.

        DOUGLAS C. CHANCE has served as a director of OCLI since April 1973. He has served as President and Chief Executive Officer of Wyse Technology since November 1994. Mr. Chance served as President, Chief Executive Officer and director of Octel Communications Corporation, a telecommunications products company, from October 1990 to November 1993 and as a consultant and director of Octel from November 1993 until November 1994. Mr. Chance is also a director of Centigram Communications Corporation.

        SHOEI KATAOKA, D.SC., DR.ENG., has served as a director of OCLI since April 1998. He has served as an outside consultant for Sharp Electronics Corporation, a consumer electronics products company, in Japan since October 1998 Dr. Kataoka joined Sharp in 1985 and held various senior level management and technical positions most recently as corporate consultant and Executive Director and Division Manager of the Tokyo Branch. He is also Chairman of the TC100 (multi-media) of the Electronics Industries Association of Japan.

        JOHN MCCULLOUGH has served as a director of OCLI initially from 1959 to 1967 and subsequently since April 1985. He has been associated with OCLI in various capacities since 1958. He retired in April 1998 as a Vice President of OCLI, a position he held since February 1992.

        JULIAN SCHROEDER has served as a director of OCLI since April 1989. Since March 1997, he has served as a Managing Director of the high yield department, international research, for Schroder & Co., Inc., an investment banking company. Mr. Schroeder was President, Chief Executive Officer and director of research of BDS Securities Corporation, a financial consulting company, from 1995 to 1997. He served as Vice President, Corporate Finance of BDS Securities from March 1989 to May 1995. Mr. Schroeder is also a director of Versus Technology.

        RENN ZAPHIROPOULOS has served as a director of OCLI since April 1988. Mr. Zaphiropoulos is also a retired corporate vice president of Xerox Corporation, an office products and services company, where he served from 1984 to 1988. Mr. Zaphiropoulos currently serves on the board of directors of Osicom Technologies, Inc. and CalComp Technology, Inc. He also is a director of numerous private companies.

                              CERTAIN TRANSACTIONS

        Our subsidiary in Germany, OCLI Optical Coating Laboratory GmbH, is located in an office suite in Reinheim, Germany, that is leased by Mr. Klaus F. Derge, our former Vice President, Europe, for Mr. Derge's personal business use. We utilize the office space and pay Mr. Derge for its occupancy and for office services. Under this arrangement, we paid Mr. Derge approximately $99,000 in fiscal 1998. It is our opinion that the terms of this arrangement are as fair as could have been obtained from unaffiliated persons.

        During fiscal 1998, Herbert M. Dwight, Jr., our Chairman of the Board and former Chief Executive Officer exercised options totaling 770,666 shares of our common stock and turned in 117,296 shares for payment of withholding taxes. The $5.8 million exercise price of the options was paid with a full recourse promissory note to us that was repaid, with interest at 7.5%, in fiscal 1998.

        We have entered into indemnification agreements with each of our directors and officers. The agreements require us to indemnify the directors and officers to the full extent permitted by Delaware law if certain claims are brought against them in their capacities with us.

        Effective November 20, 1997, we entered into change in control agreements with our executive officers. Similar agreements have been in effect since fiscal 1987. The agreements have a two-year term from November 20, 1997 to November 20, 1999. All of our executive officers, with the exception of Mr. McCullough, are currently covered by these agreements. The agreements, among other things, provide that the executive officer has the right to terminate his employment at any time during the period beginning three months after the occurrence of a "Change in Control" or a "Hostile Change in Control," as defined in the agreement, and ending 12 months after the occurrence of a Change in Control and upon such termination shall be paid an amount equal to 18 months of his maximum salary in effect within 12 months of the termination. Except in the case of a termination by us for cause or a voluntary termination, if at any time within two years after the occurrence of a Change in Control either (i) we terminate the employment of an executive officer who is party to an agreement or
(ii) such executive officer terminates his employment following a "Constructive Dismissal" by us, then that executive officer shall be paid an amount equal to thirty-six months of the executive officer's maximum salary in effect within 12 months of termination. The agreements provide that no amount shall be paid which would be classified as an "excess parachute payment" within the meaning of
Section 280G(b)(1) of the Internal Revenue Code. The agreements also provide that in the event of a Change in Control, all unvested options held by the executive officer will immediately vest.

        Effective May 1, 1998, John McCullough, retired Vice President of OCLI, entered into an arrangement with us under which he agreed to continue to serve as a director of OCLI and of Flex, as a member of the Flex Strategic Technical Advisory Committee ("STAC Committee") and be retained as a consultant to work on special projects for OCLI and Flex. Under the arrangement, Mr. McCullough will receive the standard retainer fees, annual stock award and meeting fees that are paid to OCLI's outside directors. In addition, he will be paid a retainer fee of $1,000 per month from OCLI for his services as a director of Flex and member of the STAC Committee. From this amount, premiums for medical, dental and vision insurance will be deducted. The arrangement also provides for compensation at the rate of $160 hour, or $1,600 per day, whichever is less, for any variable tasks that we retain Mr. McCullough to perform. Mr. McCullough will also receive a $250,000 benefit under OCLI's Business Travel Accident Insurance policy.

                       PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of the our common stock as of March 31, 1999, and as adjusted to reflect the sale of our common stock offered in this prospectus for (1) each person who is known by us to own beneficially more than 5% of our common stock,
(2) each of our directors, (3) our Chief Executive Officer and our four next most highly compensated executive officers for the fiscal year ended October 31, 1998, (4) all of our directors and executive officers as a group and (5) each selling stockholder.

                                        SHARES
                                     BENEFICIALLY                       SHARES BENEFICIALLY
                                     OWNED PRIOR                            OWNED AFTER
                                    TO OFFERING(1)      NUMBER OF           OFFERING(1)
                                   ----------------      SHARES       ------------------------
                                   NUMBER  PERCENT       OFFERED       NUMBER       PERCENT
                                   ----  ----------     ---------     ---------   ------------
OCLI 401(k) Plan
  c/o Optical Coating Laboratory,
  Inc.
  2789 Northpoint Parkway
  Santa Rosa, California
  95407-7397.....................  1,503,654       11.9%       --     1,503,654       10.8%
T. Rowe Price Associates, Inc.
  100 East Pratt Street
  Baltimore, Maryland 21202......  968,900       7.17%        --        968,900        7.0%

Hakuto Co., Ltd.
  1-13 Shinjuku 1-Chome
  Shinjuku-ku, Tokyo 150,
  Japan..........................  657,440        5.2%        --        657,440        4.7%

Herbert M. Dwight, Jr.(2)........  697,027        5.5%        --        697,027        5.0%
Charles J. Abbe(3)...............  217,784        1.7%        --        217,784        1.5%
Kenneth D. Pietrelli(4)..........  69,349          *          --         69,349          *
Stephen E. Myers(5)..............  41,910          *          --         41,910          *
Joseph Zils(6)...................  34,098          *          --         34,098          *
Julian Schroeder.................  29,000          *          --         29,000          *
John McCullough(7)...............  25,106          *          --         25,106          *
Douglas C. Chance................  21,200          *          --         21,200          *
Klaus F. Derge(8)................  19,028          *          --         19,028          *
Renn Zaphiropoulos...............  10,000          *          --         10,000          *
Shoei Kataoka....................  2,000          *           --          2,000          *
All directors and executive
  officers
  as a group (15 persons)(9).....  1,337,690       14.5%       --     1,337,690        9.3%
Selling stockholders.............                        250,000
                                   ----  ----------     ---------     ---------      -----

------------------------

*   Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable, or exercisable within 60 days of March 31, 1999, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Includes 10,064 shares held for the benefit of Mr. Dwight by the OCLI 401(k) Plan and 29,334 shares subject to options exercisable within 60 days of March 31, 1999.

(3) Includes 207,784 shares subject to options exercisable within 60 days of March 31, 1999.

(4) Includes 10,626 shares held for the benefit of Mr. Pietrelli by the 401(k) Plan and 41,778 shares subject to options exercisable within 60 days of March 31, 1999.

(5) Includes 166 shares held for the benefit of Mr. Myers by the OCLI 401(k) Plan and 41,774 shares subject to options exercisable within 60 days of March 31, 1999.

(6) Includes 2,494 shares held for the benefit of Mr. Zils by the 401(k) Plan and 29,104 shares subject to options exercisable within 60 days of March 31, 1999.

(7) Includes 5,106 shares held for the benefit of Mr. McCullough by the OCLI 401(k) Plan.

(8) Includes 10,000 shares subject to options exercisable within 60 days of March 31, 1999. Mr. Derge resigned his position as an officer of OCLI in December 1998 following the sale of MMG and is included in this table because he was one of our four most highly compensated executive officers in fiscal 1998, not including our Chief Executive Officer.

(9) Includes 44,659 shares held for the benefit of all directors and executive officers as a group by the OCLI 401(k) Plan and 533,862 shares subject to options exercisable within 60 days of March 31, 1999. Does not include any shares owned beneficially by Mr. Derge.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

        We have authorized capital stock of 30,000,000 shares of common stock, $0.01 par value, and 100,000 shares of preferred stock, $0.01 par value. As of March 31, 1999, 12,604,346 shares of common stock were outstanding, held by 858 stockholders of record.

COMMON STOCK

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board out of funds legally available therefor. See "Dividend Policy."

        In the event of a liquidation, dissolution or winding up of OCLI, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock are, and the shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

        The board is authorized, without further stockholder action, to issue up to 83,350 undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of such shares of the preferred stock. In addition, the board has previously designated 10,000 shares of preferred stock as Series A Preferred Stock in connection with our stockholders' rights plan described below, none of which have been issued, and 15,000 shares as Series B Cumulative Convertible Preferred Stock, of which 6,650 remain available for future issuance. The issuance of any series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, or impairing the liquidation rights of common stock, or delaying, deferring or preventing a change in control of OCLI. We have no present plans to issue any preferred stock.

TRANSFER AGENT

        Our transfer agent and registrar for our common stock is ChaseMellon Shareholder Services.

ANTI-TAKEOVER PROVISIONS IN CHARTER DOCUMENTS

        We have adopted provisions in our Amended and Restated Certificate of Incorporation that do the following:

        - eliminate the right of stockholders to call a special meeting of stockholders;

        - require stockholders to give us advance notice of intent to nominate directors or bring matters before a meeting of stockholders; and

        - limit the ability of stockholders to take action by written consent or remove a director without cause.

        We also have a stockholders' rights plan, commonly referred to as a "poison pill," that makes it difficult, if not impossible, for a person to acquire control of us without the consent of our Board of Directors.

These provisions could adversely affect the rights of the holders of common stock by delaying, deferring or preventing a change in control of OCLI.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

        We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

        - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

        - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; and

        - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

        - any merger or consolidation involving the corporation and the interested stockholder;

        - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

        - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

        - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

        - the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                                  UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, Hambrecht & Quist LLC, NationsBanc Montgomery Securities LLC and SoundView Technology Group, Inc., have severally agreed to purchase from OCLI and the selling stockholders the following respective number of shares of our common stock:

                                                                                                           NUMBER
NAME                                                                                                      OF SHARES
-------------------------------------------------------------------------------------------------------  -----------
Hambrecht & Quist LLC..................................................................................
NationsBanc Montgomery Securities LLC..................................................................
SoundView Technology Group, Inc........................................................................
                                                                                                         -----------

  Total................................................................................................
                                                                                                         -----------
                                                                                                         -----------

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered in this offering if any of such shares are purchased.

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $             per share. The underwriters may allow and such dealers may
reallow a concession not in excess of $             per share to certain other
dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

        We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered in this offering. We will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

        The following table summarizes the compensation that the selling stockholders and we will pay to the underwriters in connection with this offering:

                                                                                                              TOTAL
                                                                                                   ----------------------------
                                                                                                   WITHOUT OVER-   WITH OVER-
                                                                                       PER SHARE     ALLOTMENT      ALLOTMENT
                                                                                         -----     -------------  -------------
Underwriting discounts and commissions paid by us...................................
Underwriting discounts and commissions paid by selling stockholders.................

        The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

        The selling stockholders and we have agreed to indemnify the underwriters against certain liabilities; including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

        Certain of our stockholders, including all executive officers and directors and the selling stockholders, who own in the aggregate shares of common stock have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them until 91 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock until the date 91 days following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

        Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or syndicate member if the stock originally sold by the underwriter or syndicate member is purchased by the underwriters in a syndicate covering transaction. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

        In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. During the business day prior to the pricing of the offering before, the commencement of offers or sales of our common stock, passive market makers must comply with applicable volume and price limitations and, must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $450,000.

        In June 1998, Hambrecht & Quist LLC entered into a letter agreement to provide various financial advisory services to OCLI, for which Hambrecht & Quist was paid a fee of $75,000.

                                 LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for OCLI by Collette & Erickson LLP, San Francisco, California. A partner of Collette & Erickson owns 18,883 shares of common stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

        The financial statements of the Company and its consolidated subsidiaries and related financial statement schedule as of October 31, 1998 and 1997 and for each of the three years in the period ended October 31, 1998, except for Flex Products, Inc., a consolidated subsidiary, as of October 31, 1997 and for each of the two years in the period ended October 31, 1997, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, as stated in their reports, which are included and incorporated by reference herein.

        The financial statements of Flex Products, Inc., not included herein, as of November 2, 1997 and for each of the two years in the period ended November 2, 1997 have been audited by KPMG LLP, as stated in their report, such report being included and incorporated by reference herein. The financial statements of the Company and its consolidated subsidiaries have been included in reliance upon the reports of Deloitte & Touche LLP and KPMG LLP given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

        With respect to the unaudited interim financial information for the three-month periods ended January 31, 1999 and 1998 which is included and incorporated by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1999 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                       HOW TO GET INFORMATION ABOUT OCLI

        OCLI is subject to the informational requirements of the Exchange Act and therefore files reports, proxy and information statements and other information with the SEC. You can inspect many of such reports, proxy and information statements and other information on the SEC's internet website at http://www.sec.gov.

        You can also inspect and copy such reports, proxy and information statements and other information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at Tel:
1-800-SEC-0330. You can also inspect and copy such reports, proxy and information statements and other information may also be inspected and copied at the following Regional Offices of the SEC: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. OCLI's common stock is listed on the Nasdaq National Market System, and you can inspect such reports, proxy and information statements and other information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        This prospectus constitutes part of a registration statement on Form S-3 filed by OCLI with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to OCLI and the shares, you should refer to the registration statement either at the SEC's website or at the address set forth in the preceding paragraph. Statements in this prospectus concerning any document filed as an exhibit to this prospectus are not necessarily complete, and, in each instance, you should refer to the copy of such document which has been filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

        The following documents, which we have filed with the Commission, are incorporated by reference into this prospectus:

        - Our annual report on Form 10-K for the fiscal year ended October 31, 1998;

        - Our quarterly report on Form 10-Q for the quarter ended January 31, 1999; and

        - Our current reports on Form 8-K dated November 18, 1998 and December 22, 1998.

        All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any or all of the information incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to Optical Coating Laboratory, Inc., 2789 Northpoint Parkway, Santa Rosa, California 95407-7397, Attention: Agie Navarro, telephone number (707) 525-7072.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE(S)
                                                                                     -----------
Report of Independent Auditors of Optical Coating Laboratory, Inc..................         F-2

Report of Independent Auditors of Flex Products, Inc...............................         F-3

Consolidated Balance Sheets as of October 31, 1997 and 1998 and January 31, 1999
  (unaudited)......................................................................         F-4

Consolidated Statements of Income for the years ended October 31, 1996, 1997 and
  1998 and the three months ended January 31, 1998 (unaudited) and 1999
  (unaudited)......................................................................         F-5

Consolidated Statements of Cash Flows for the years ended October 31, 1996, 1997 and 1998 and the three months ended January 31, 1998 (unaudited) and 1999
  (unaudited)......................................................................         F-6

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the
  years ended October 31, 1996, 1997 and 1998 and the three months ended January
  31, 1999 (unaudited).............................................................         F-8

Notes to Consolidated Financial Statements.........................................         F-9

                          INDEPENDENT AUDITORS' REPORT

Board of Directors

Optical Coating Laboratory, Inc.

Santa Rosa, California

        We have audited the accompanying consolidated balance sheets of Optical Coating Laboratory, Inc. and subsidiaries (the "Company") as of October 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Flex Products, Inc., a consolidated subsidiary for the years ended October 31, 1997 and 1996, whose assets represent 12% of consolidated total assets at October 31, 1997, and whose total revenues for the years ended October 31, 1997 and 1996 represent 18% and 15% respectively, of consolidated total revenues. The financial statements of Flex Products, Inc. for the years ended October 31, 1997 and 1996, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Flex Products, Inc., is based solely on the report of such other auditors.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Optical Coating Laboratory, Inc. and its subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

December 22, 1998
(January 8, 1999 as to paragraph 8 of Note 6 and February 22, 1999 as to Note
15)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Flex Products, Inc.
Santa Rosa, California

        We have audited the balance sheets of Flex Products, Inc. (the "Company"), a joint venture of Optical Coating Laboratory, Inc. and SICPA Holding S.A., as of November 2, 1997 and November 3, 1996 and the related statements of operations, stockholders' equity and cash flows for the years ended November 2, 1997 and November 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        These financial statements have been prepared on a historical basis of accounting and do not reflect any purchase accounting adjustments recorded by Optical Coating Laboratory, Inc. as a result of their acquisition of a majority interest in Flex Products, Inc. as of May 8, 1995.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flex Products, Inc. as of November 2, 1997 and November 3, 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California
November 26, 1997

               OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                  OCTOBER 31,
                                                                                              --------------------
                                                                                                1997       1998
                                                                                              ---------  ---------  JANUARY 31,
                                                                                                                        1999
                                                                                                                    ------------
                                                                                                                    (UNAUDITED)
                                                      ASSETS
Current Assets
  Cash and cash equivalents.................................................................  $  15,217  $  40,880   $   14,324
  Accounts receivable, net of allowance for doubtful accounts of $1,884, $1,831 and
    $1,797..................................................................................     34,923     38,585       39,392
  Inventories...............................................................................     22,829     25,233       21,268
  Income taxes receivable...................................................................        504                   2,511
  Deferred income tax assets................................................................      6,853      9,311        5,186
  Other current assets......................................................................      1,707      1,822        6,015
                                                                                              ---------  ---------  ------------
    Total Current Assets....................................................................     82,033    115,831       88,696
Other Assets
  Goodwill..................................................................................                   716       10,565
  Deferred income taxes.....................................................................      8,243      4,151          536
  Property, plant and equipment held for sale...............................................                 3,183          531
  Other assets..............................................................................                             13,236
Property, Plant and Equipment
  Land and improvements.....................................................................      9,225      9,116        9,116
  Buildings and improvements................................................................     41,944     36,171       36,563
  Machinery and equipment...................................................................    121,717    123,261      125,376
  Construction-in-progress..................................................................      9,525     12,722       14,269
                                                                                              ---------  ---------  ------------
                                                                                                182,411    181,270      185,324
  Less accumulated depreciation.............................................................    (89,194)   (91,565)     (94,082)
                                                                                              ---------  ---------  ------------
  Property, plant and equipment--net........................................................     93,217     89,705       91,242
                                                                                              ---------  ---------  ------------
    Total Assets............................................................................  $ 183,493  $ 213,586   $  204,806
                                                                                              ---------  ---------  ------------
                                                                                              ---------  ---------  ------------
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable..........................................................................  $  14,301  $   8,423   $    6,667
  Accrued expenses..........................................................................      6,854      9,935        7,883
  Accrued compensation expenses.............................................................      8,752     10,365        6,866
  Income taxes payable......................................................................        339        708          252
  Current maturities on long term debt......................................................      7,888      6,026        5,903
  Notes payable.............................................................................        381      4,483        3,612
  Deferred revenue..........................................................................        900        761        4,504
                                                                                              ---------  ---------  ------------
    Total Current Liabilities...............................................................     39,415     40,701       35,687
Noncurrent Liabilities
  Accrued postretirement health benefits and pension liabilities............................      2,040      2,241        2,269
  Deferred revenue..........................................................................                              1,050
  Deferred income tax liabilities...........................................................        785      3,528        8,399
  Long term debt............................................................................     40,975     52,373       51,870
  Minority interest.........................................................................     13,315     12,520
  Commitments and contingencies (Note 13)
Stockholders' Equity
  Preferred stock--Series C; 8% cumulative, convertible redeemable; issued and outstanding
    6,250 shares at October 31, 1997........................................................      5,559
  Common stock, $0.01 par value; authorized 30,000,000 shares; issued and outstanding
    10,599,000, 12,087,000 and 12,215,000 shares............................................        106        121          122
  Paid-in capital...........................................................................     55,723     69,993       72,120
  Retained earnings.........................................................................     26,217     31,951       33,258
  Accumulated other comprehensive income....................................................       (642)       158           31
                                                                                              ---------  ---------  ------------
  Stockholders' Equity......................................................................     86,963    102,223      105,531
                                                                                              ---------  ---------  ------------
    Total Liabilities and Stockholders' Equity..............................................  $ 183,493  $ 213,586   $  204,806
                                                                                              ---------  ---------  ------------
                                                                                              ---------  ---------  ------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

               OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                THREE MONTHS ENDED
                                                              FISCAL YEARS ENDED OCTOBER 31,       JANUARY 31,
                                                              -------------------------------  --------------------
                                                                1996       1997       1998       1998       1999
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Revenues
  Revenues..................................................  $ 189,195  $ 217,829  $ 255,624  $  53,373  $  69,851
  Cost of Sales.............................................    126,769    143,207    169,670     36,235     48,632
                                                              ---------  ---------  ---------  ---------  ---------
      Gross Profit..........................................     62,426     74,622     85,954     17,138     21,219
Costs and Expenses
  Operating Expenses:
    Research and development................................     11,733     14,903     17,137      3,821      4,644
    Selling and administrative..............................     37,145     42,836     43,926      9,488     10,193
    Impairment loss.........................................                            8,628
    Restructuring expenses..................................                              586
    Legal settlement, net...................................                                                 (2,960)
    In process research and development charges.............                                                  2,906
    Amortization of intangibles.............................      1,146        936        805        200        217
                                                              ---------  ---------  ---------  ---------  ---------
      Total Operating Expenses..............................     50,024     58,675     71,082     13,509     15,000
                                                              ---------  ---------  ---------  ---------  ---------
        Income from Operations..............................     12,402     15,947     14,872      3,629      6,219
  Nonoperating Income (Expense):
    Interest income.........................................        379        461        769         84        318
    Interest expense, net...................................     (3,524)    (4,030)    (3,615)      (808)      (959)
                                                              ---------  ---------  ---------  ---------  ---------
Earnings
      Income Before Provision for Income Taxes and Minority
        Interest............................................      9,257     12,378     12,026      2,905      5,578
    Provision for income taxes..............................      3,425      4,622      3,336      1,162      3,054
    Minority interest.......................................        636        631      1,351        147        491
                                                              ---------  ---------  ---------  ---------  ---------
      Net Income............................................      5,196      7,125      7,339      1,596      2,033
    Dividend on convertible redeemable preferred stock......        960        693        250        125         --
                                                              ---------  ---------  ---------  ---------  ---------
      Net Income Applicable to Common Stock.................  $   4,236  $   6,432  $   7,089  $   1,471  $   2,033
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
  Net Income Per Share, Basic...............................  $    0.44  $    0.63  $    0.62  $    0.14  $    0.17
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
  Net Income Per Share, Diluted.............................  $    0.41  $    0.60  $    0.59  $    0.13  $    0.16
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
  Weighted average number of common shares used to compute
    basic earnings per share................................      9,629     10,191     11,388     10,625     12,142
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
  Weighted average number of common shares used to compute
    diluted earnings per share..............................     10,301     10,673     11,999     11,396     12,868
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

               OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                              THREE MONTHS ENDED
                                            FISCAL YEARS ENDED OCTOBER 31,       JANUARY 31,
                                            -------------------------------  --------------------
                                              1996       1997       1998       1998       1999
                                            ---------  ---------  ---------  ---------  ---------
                                                                                 (UNAUDITED)
OPERATIONS
Cash Flows From Operations:
  Cash received from customers............  $ 191,665  $ 194,375  $ 213,634  $  42,062  $  53,208
  Interest received.......................        258        455        684         51        371
  Cash paid to suppliers and employees....   (165,565)  (165,033)  (185,268)   (46,876)   (40,018)
  Interest paid...........................     (5,196)    (5,345)    (3,112)      (808)      (523)
  Income taxes paid, net of refunds.......       (954)    (4,316)      (572)       (28)      (836)
                                            ---------  ---------  ---------  ---------  ---------
    Net Cash Provided By (Used For)
      Operations..........................     20,208     20,136     25,366     (5,599)    12,202
INVESTMENTS
Cash Flows From Investments:
  Purchase of plant and equipment.........    (30,530)   (17,231)   (16,341)    (4,261)    (5,055)
  Purchase of minority shareholder's
    interest in OCLI-Asia.................                             (738)
  Proceeds from sale-leaseback of new
    equipment.............................     18,940
  Purchase of remaining interest in
    Flex..................................                                                (30,035)
                                            ---------  ---------  ---------  ---------  ---------
    Net Cash Used For Investments.........    (11,590)   (17,231)   (17,079)    (4,261)   (35,090)
FINANCING
Cash Flows From Financing:
  Proceeds from long term debt............      8,596      5,416     42,276      6,774         47
  Repayment of long term debt.............     (7,019)    (8,311)   (32,913)    (6,564)    (1,401)
  Proceeds from notes payable.............          8          6      3,978        183
  Repayment of notes payable..............                (2,400)
  Proceeds from exercise of stock
    options...............................      1,713      2,247      7,321        335        849
  Investment by minority interest
    holder................................                 1,440
  Proceeds from note to minority interest
    holder................................                                         800
  Repayment of note to minority interest
    holder................................       (413)       (76)    (1,801)
  Purchase of note from minority interest
    holder................................                                      (2,600)    (2,400)
  Payment of dividend on preferred
    stock.................................       (960)      (693)      (208)      (125)
  Payment of dividend on common stock.....     (1,153)    (1,199)    (1,355)      (636)      (726)
                                            ---------  ---------  ---------  ---------  ---------
    Net Cash Provided By (Used For)
      Financing...........................        772     (3,570)    17,298     (1,833)    (3,631)
Effect of exchange rate changes on cash...         35       (145)        78       (105)       (37)
                                            ---------  ---------  ---------  ---------  ---------
Increase (decrease) in cash and cash
  equivalents.............................      9,425       (810)    25,663    (11,798)   (26,556)
Cash and cash equivalents at beginning of
  period..................................      6,602     16,027     15,217     15,217     40,880
                                            ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of
  period..................................  $  16,027  $  15,217  $  40,880  $   3,419  $  14,324
                                            ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------

               OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

                                                                                             THREE MONTHS ENDED
                                                           FISCAL YEARS ENDED OCTOBER 31,       JANUARY 31,
                                                           -------------------------------  --------------------
                                                             1996       1997       1998       1998       1999
                                                           ---------  ---------  ---------  ---------  ---------
                                                                                                (UNAUDITED)
ADJUSTMENTS
Reconciliation of Net Income To Cash Flows From
  Operations:
  Net income.............................................  $   5,196  $   7,125  $   7,339  $   1,596  $   2,033
  Adjustments to reconcile net income to net cash
    provided by operations:
    Depreciation and amortization........................     13,669     12,784     13,129      2,985      2,985
    Impairment loss......................................                            8,628
    Restructuring expenses...............................                              586
    Minority interest in earnings of subsidiaries........        636        631      1,351        147        491
    Loss on disposal of equipment........................      1,356      1,412      1,467        210        557
    Accrued postretirement health benefits...............        184       (226)       200         40         28
    Net book value of coating machine sold...............        880
    Other non-cash adjustments to net income.............       (681)       (97)       (11)       471        765
    Change in:
      Accounts receivable................................      1,378     (8,012)    (3,363)    (3,364)      (905)
      Inventories........................................     (3,030)    (4,623)    (2,299)    (2,004)     2,207
      Income taxes receivable and income taxes payable...      1,357       (328)     3,110        235     (2,454)
      Deferred income taxes..............................      1,177      1,701       (409)       601      9,158
      Other current assets and other assets and
        investments......................................        716        136       (911)    (1,074)      (292)
      Accounts payable, accrued expenses and accrued
        compensation expenses............................     (3,094)     9,979     (3,312)    (6,508)    (7,164)
      Deferred revenue...................................        464       (346)      (139)     1,066      4,793
                                                           ---------  ---------  ---------  ---------  ---------
        Total adjustments................................     15,012     13,011     18,027     (7,195)    10,169
                                                           ---------  ---------  ---------  ---------  ---------
      Net Cash Provided By (Used For) Operations.........  $  20,208  $  20,136  $  25,366  $  (5,599) $  12,202
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

        The Company recorded capital leases of $2.0 million and $1.2 million in fiscal 1997 and fiscal 1998 to finance the hardware, software and some of the integration costs of an Enterprise Resource Planning System for which implementation began in 1998. Lease terms run through 2004 with payments totaling approximately $67,000 per month.

        In fiscal 1996, 1997 and 1998, common stock, with an aggregate fair market value of $52,000, $51,000 and $86,000 was awarded to the Company's outside directors as remuneration.

        In fiscal 1997, 5,750 shares of 8% Series C Convertible Redeemable Preferred Stock, plus accrued dividends of $74,000 were converted into 555,000 shares of Company common stock.

        In fiscal 1998, pursuant to a call for redemption by the Company, the remaining 6,250 shares of 8% Series C Convertible Redeemable Preferred Stock outstanding plus accrued dividends of $42,000 were converted into 599,000 shares of Company common stock.

        In the first quarter of fiscal 1999, the Company sold the operating assets of the Company's manufacturing subsidiary in Germany (MMG) for $4.3 million. The cash proceeds from the sale were received in February 1999, after the balance sheet date. The amount receivable from the sale is included in other current assets at January 31, 1999.

        During fiscal years 1996, 1997 and 1998 and during the three months ended January 31, 1999, the Company issued 39,880, 14,601, 39,292 and 39,914 shares of common stock to the OCLI 401(k) Employee Stock Ownership Plan at fair market value to satisfy a portion of its Company contribution.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

               OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            AND COMPREHENSIVE INCOME

YEARS ENDED OCTOBER 31, 1996, 1997 AND 1998 AND THE THREE MONTHS ENDED JANUARY 31, 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

                                              PREFERRED STOCK
                                                                          COMMON STOCK
                                          ------------------------  ------------------------   PAID-IN    RETAINED
                                            SHARES       AMOUNT       SHARES       AMOUNT      CAPITAL    EARNINGS
                                          -----------  -----------  -----------  -----------  ---------  -----------
BALANCE AT OCTOBER 31, 1995.............          12    $  11,357        9,489    $      95   $  44,461   $  17,901
Shares issued to Employee Stock
  Ownership Plan........................                                    39            1         439
Exercise of stock options, including tax
  benefit and shares issued to
  directors.............................                                   233            2       2,319
Series C preferred stock issuance
  expenses..............................                      (48)
Dividend on preferred stock.............                                                                       (960)
Dividend on common stock................                                                                     (1,153)
Net income for the year.................                                                                      5,196
Other comprehensive income, net of
  taxes:
  Foreign currency translation
    adjustment..........................
                                                  --
                                                       -----------  -----------         ---   ---------  -----------
BALANCE AT OCTOBER 31, 1996.............          12       11,309        9,761           98      47,219      20,984
Shares issued to Employee Stock
  Ownership Plan........................                                    15                      159
Exercise of stock options, including tax
  benefit and shares issued to
  directors.............................                                   268            3       2,524
Conversion of Series C preferred stock
  to common stock.......................          (6)      (5,750)         555            5       5,821
Dividend on preferred stock.............                                                                       (693)
Dividend on common stock................                                                                     (1,199)
Net income for the year.................                                                                      7,125
Other comprehensive income, net of
  taxes:
  Foreign currency translation
    adjustment..........................
                                                  --
                                                       -----------  -----------         ---   ---------  -----------
BALANCE AT OCTOBER 31, 1997.............           6        5,559       10,599          106      55,723      26,217
Shares issued to Employee Stock
  Ownership Plan........................                                    39                      555
Exercise of stock options, including tax
  benefit and shares issued to
  directors.............................                                   967           10       9,659
Shares surrendered for payment of
  withholding taxes.....................                                  (117)          (1)     (1,539)
Conversion of Series C preferred stock
  to common stock.......................          (6)      (5,559)         599            6       5,595
Dividend on preferred stock.............                                                                       (250)
Dividend on common stock................                                                                     (1,355)
Net income for the year.................                                                                      7,339
Other comprehensive income, net of
  taxes:
  Foreign currency translation
    adjustment..........................
                                                  --
                                                       -----------  -----------         ---   ---------  -----------
BALANCE AT OCTOBER 31, 1998.............          --           --       12,087          121      69,993      31,951
Shares issued to Employee Stock
  Ownership Plan*.......................                                    40                      933
Exercise of stock options, including tax
  benefit and shares issued to
  directors*............................                                    88            1       1,194
Dividend on common stock*...............                                                                       (726)
Net income for the quarter*.............                                                                      2,033
Other comprehensive income, net of
  taxes:
  Foreign currency translation
    adjustment*.........................
                                                  --
                                                       -----------  -----------         ---   ---------  -----------
BALANCE AT JANUARY 31, 1999*............          --           --       12,215    $     122   $  72,120   $  33,258
                                                  --
                                                  --
                                                       -----------  -----------         ---   ---------  -----------
                                                       -----------  -----------         ---   ---------  -----------


                                             ACCUMULATED
                                                OTHER
                                            COMPREHENSIVE     COMPREHENSIVE
                                               INCOME            INCOME
                                          -----------------  ---------------
BALANCE AT OCTOBER 31, 1995.............      $      80
Shares issued to Employee Stock
  Ownership Plan........................
Exercise of stock options, including tax
  benefit and shares issued to
  directors.............................
Series C preferred stock issuance
  expenses..............................
Dividend on preferred stock.............
Dividend on common stock................
Net income for the year.................                            5,196
Other comprehensive income, net of
  taxes:
  Foreign currency translation
    adjustment..........................           (131)             (131)

                                                  -----           -------
BALANCE AT OCTOBER 31, 1996.............            (51)        $   5,065
                                                                  -------
                                                                  -------
Shares issued to Employee Stock
  Ownership Plan........................
Exercise of stock options, including tax
  benefit and shares issued to
  directors.............................
Conversion of Series C preferred stock
  to common stock.......................
Dividend on preferred stock.............
Dividend on common stock................
Net income for the year.................                            7,125
Other comprehensive income, net of
  taxes:
  Foreign currency translation
    adjustment..........................           (591)             (591)

                                                  -----           -------
BALANCE AT OCTOBER 31, 1997.............           (642)        $   6,534
                                                                  -------
                                                                  -------
Shares issued to Employee Stock
  Ownership Plan........................
Exercise of stock options, including tax
  benefit and shares issued to
  directors.............................
Shares surrendered for payment of
  withholding taxes.....................
Conversion of Series C preferred stock
  to common stock.......................
Dividend on preferred stock.............
Dividend on common stock................
Net income for the year.................                            7,339
Other comprehensive income, net of
  taxes:
  Foreign currency translation
    adjustment..........................            800               800

                                                  -----           -------
BALANCE AT OCTOBER 31, 1998.............            158         $   8,139
                                                                  -------
                                                                  -------
Shares issued to Employee Stock
  Ownership Plan*.......................
Exercise of stock options, including tax
  benefit and shares issued to
  directors*............................
Dividend on common stock*...............
Net income for the quarter*.............                            2,033
Other comprehensive income, net of
  taxes:
  Foreign currency translation
    adjustment*.........................           (127)             (127)

                                                  -----           -------
BALANCE AT JANUARY 31, 1999*............      $      31         $   1,906

                                                  -----           -------
                                                  -----           -------

------------------------------
* Amounts are unaudited.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

               OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 1996, 1997 AND 1998 AND THE THREE MONTHS ENDED JANUARY 31, 1998 (UNAUDITED) AND 1997 (UNAUDITED).

1.  GENERAL

        NATURE OF OPERATIONS. OCLI designs, develops and manufactures multi-layer thin film coatings which control and enhance light by altering the transmission, reflection and absorption of its various wavelengths to achieve a desired effect such as anti-reflection, anti-glare, electromagnetic shielding, electrical conductivity and abrasion resistance. OCLI markets and distributes components to original equipment manufacturers (OEMs) of optical and electro-optical systems and sells its Glare/Guard-Registered Trademark- brand ergonomic computer display products through resellers and office retailers. OCLI's products are found in many applications including computer monitors, flat panel displays, telecommunication systems, photocopiers, fax machines, medical/analytical equipment and instruments, projection imaging systems, satellite power systems and aerospace and defense systems. The Company also manufactures precision injection molded plastic optical components that are used in a variety of applications such as inkjet printers, point-of-sale scanners and sunglasses. Through its wholly owned subsidiary, Flex Products, Inc. (Flex), the Company designs and manufactures thin film coatings on flexible substrates using high vacuum roll-to-roll processes. Flex supplies critical pigments for use in anti-counterfeiting applications, energy conserving window film for residential, commercial and automotive applications and ChromaFlair-Registered Trademark-light interference pigments for commercial paints.

        USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

        INTERIM FINANCIAL INFORMATION. The accompanying Consolidated Balance Sheet as of January 31, 1999, the Consolidated Statements of Income for the three month periods ended January 31, 1998 and 1999, the Consolidated Statement of Stockholders' Equity and Comprehensive Income for the three month period ended January 31, 1999 and the Consolidated Statements of Cash Flows for the three month periods ended January 31, 1998 and 1999, have been prepared by the Company without audit. In the opinion of management, all adjustments consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows at January 31, 1999 and for all periods presented have been made. The data disclosed in the Notes to Consolidated Financial Statements as of such dates and for such periods are unaudited.

        The results of operations for the period ended January 31, 1999 are not necessarily indicative of the operating results anticipated for the full year.

2.  SIGNIFICANT ACCOUNTING POLICIES

        PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Sunday closest to the last day in October. For convenience purposes, the Company has designated October 31 as its fiscal year end. Fiscal year 1996 was a 53-week year and fiscal years 1997 and 1998 were 52-week years.

        INVESTMENTS. Cash and cash equivalents are comprised of cash, bank repurchase agreements and short-term commercial paper readily convertible to cash. Cash equivalents are carried at cost which approximates market value. For purposes of the Statements of Cash Flows, all highly liquid cash equivalents with an original maturity of three months or less are considered cash equivalents.

        REVENUE RECOGNITION. Revenue from sales of manufactured products (under standard product sale and fixed price supply contracts) is recognized when the products are shipped to the customer. Revenue for service contracts (whether fixed price or cost reimbursement) is recognized as services are performed. The Company occasionally enters into long-term contracts under which revenue is recognized on a percentage of completion basis.

        INVENTORIES. Inventories are stated at the lower of cost, on a first-in, first-out basis, or market. Work-in-process inventories related to fixed-price contracts are stated at the accumulated cost of material, labor and manufacturing overhead, less the estimated cost of units delivered. To the extent total costs under fixed-price contracts are estimated to exceed the total sales price, charges are made to current operations to reduce inventoried costs to net realizable value. In addition, if future costs are estimated to exceed future revenues, an allowance for losses equal to the excess is provided by a charge to current operations. The Company did not have any material estimated loss contracts in the periods presented.

        PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Estimated service lives range from 5 to 45 years for buildings and improvements and from 3 to 10 years for all other property, plant and equipment. Buildings and improvements and substantially all equipment are depreciated using accelerated methods.

        Assets under capital lease constitute computer equipment and enterprise resource planning software for leases commencing in fiscal 1997 and 1998, which are being amortized on a straight-line basis from the date of service. Amortization lives are four years for the equipment and six years for the software. The gross cost of assets under capital lease is included in machinery and equipment and was $2,037,000 and $3,638,000 at October 31, 1997 and 1998. Amortization began in fiscal 1998 when assets were placed in service. Accumulated amortization for assets under capital lease is included in accumulated depreciation and was $205,000 at October 31,1998.

        RESEARCH AND DEVELOPMENT. Research and development costs are charged to operations in the period incurred. The cost of equipment used in research and development activities that has alternative uses is capitalized as equipment and not treated as an expense of the period. Such equipment is depreciated over estimated lives of 5 years.

        FOREIGN OPERATIONS. The financial position and operating results of foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date, and the local currency revenues and expenses are translated at average rates of exchange to the U.S. dollar during the period. Resulting translation gains or losses are included in stockholders' equity as cumulative foreign currency translation adjustment. Foreign currency transaction gains and losses, which have not been material, are reflected in operating results.

        INCOME TAXES. Income taxes include provisions for temporary differences between earnings for financial reporting purposes and earnings for income tax purposes under the guidelines of SFAS No. 109, "Accounting for Income Taxes". Tax credits are taken as a reduction of current income tax provisions when available.

        EARNINGS PER SHARE. In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which required the Company to replace its presentation of primary earnings per share with a presentation of basic earnings per share and requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares and the potential dilution of convertible securities, stock options and warrants. The earnings per share presentation for fiscal years 1996 and 1997 were restated to conform to the new statement.

        The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the periods presented below:

                                                                            THREE MONTHS ENDED
                                          FISCAL YEARS ENDED OCTOBER 31,       JANUARY 31,
                                          -------------------------------  --------------------
                                            1996       1997       1998       1998       1999
                                          ---------  ---------  ---------  ---------  ---------
                                                                               (UNAUDITED)
                                                         (AMOUNTS IN THOUSANDS,
                                                        EXCEPT PER SHARE AMOUNTS)
BASIC SHARES:
Average common shares outstanding.......      9,629     10,191     11,388     10,625     12,142
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------
Net income..............................  $   5,196  $   7,125  $   7,339  $   1,596  $   2,033
Less dividend on convertible redeemable
  preferred stock.......................        960        693        250        125         --
                                          ---------  ---------  ---------  ---------  ---------
Net income applicable to common stock...  $   4,236  $   6,432  $   7,089  $   1,471  $   2,033
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------
Net income per common share, basic......  $    0.44  $    0.63  $    0.62  $    0.14  $    0.17
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------
DILUTED SHARES:
Average common shares outstanding.......      9,629     10,191     11,388     10,625     12,142
Dilutive effect of employee stock
  options...............................        672        482        611        771        726
                                          ---------  ---------  ---------  ---------  ---------
Average shares outstanding, diluted.....     10,301     10,673     11,999     11,396     12,868
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------
Net income applicable to common stock...  $   4,236  $   6,432  $   7,089  $   1,471  $   2,033
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------
Net income per share, diluted...........  $    0.41  $    0.60  $    0.59  $    0.13  $    0.16
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------

        Preferred stock convertible into 1,143,000, 595,000, and 303,000 shares of common stock in fiscal 1996, 1997 and 1998 and 595,000 shares of common stock in the first three months of fiscal 1998 was not included in the calculation of diluted earnings per share as the effect of increasing the denominator by those amounts and adding back the preferred dividends would have increased diluted earnings per share.

        Options to purchase 12,000 shares of common stock at a weighted average price of $17.38 that were outstanding in 1996, options to purchase 65,500 shares of common stock at a weighted average price of $12.96 that were outstanding during 1997, options to purchase 67,500 shares of common stock at a weighted average price of $17.35 that were outstanding during 1998 and options to purchase 45,000 shares of common stock at a weighted average price of $25.89 that were outstanding during the first quarter of fiscal 1999 were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

        RECLASSIFICATIONS. Certain reclassifications have been made to prior period data to conform to the current period presentation.

        FAIR VALUE OF FINANCIAL INSTRUMENTS. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, accrued compensation expenses and notes payable, the carrying amounts approximate fair value due to their short maturities. The Company's long-term debt is carried at book value. If revalued based on borrowing rates currently available to the Company for bank loans of similar terms and maturities, the fair value of the Company's long-term debt would exceed carrying value by approximately $1.4 million at October 31, 1998.

        COMPREHENSIVE INCOME. In the first quarter of 1999, the Company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income," which required the Company to report, by major component and in total, all changes to equity from non owner sources. The Company's Consolidated Statements of Stockholders' Equity have been changed to Consolidated Statements of Stockholders' Equity and Comprehensive Income. Comprehensive income consists of foreign currency translation adjustments which are reported as a separate component of equity. Comparative presentations for fiscal years ended October 31, 1996, 1997 and 1998 have been reclassified to conform to the new statement.

        NEW ACCOUNTING PRINCIPLES. In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a public company's operating segments and related disclosures about its products, services, geographic areas and major customers. The statement is effective for the Company's fiscal 1999 annual report and will require 1999 comparative disclosures for interim reports in the following fiscal year. Adoption of the statement affects the Company's disclosures and will not impact the Company's results of operations, cash flow or financial position.

        In 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other postretirement benefit plans to standardize disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets and eliminates certain disclosures. The statement is effective for the Company's fiscal 1999 annual report with restatement of prior year disclosures required if the information is readily available. Adoption of the statement affects the Company's disclosures and will not impact the Company's results of operations, cash flow or financial position.

        In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires balance sheet and income statement recognition of derivative transactions and provides limitations and accounting requirements for hedging instruments. The statement is effective for the first quarter of the Company's fiscal year 2000 with earlier application encouraged. As the Company's existing derivative contracts and policies regarding the use of derivatives require that cash flows under financial derivatives match cash flows under existing firm commitments, the Company does not expect adoption of SFAS 133 to affect its results of operations or cash flows but, as the statement requires separate presentation of the fair value of derivative instruments, the Company's Statement of Financial Position will be affected by adoption of the statement.

3.  IMPAIRMENT LOSS

        In fiscal 1997, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The statement addresses the accounting for the impairment of long-lived assets and long-lived assets to be disposed of, certain identifiable intangibles and goodwill related to those assets and establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value.

        In the fourth quarter of fiscal 1998, the Company made the decision to dispose of its manufacturing subsidiary in Germany (MMG). In conjunction with negotiation of the sale, independent appraisals were made of the assets and liabilities of MMG, and an impairment loss of $8.6 million was recorded in the fourth quarter of 1998 to reduce the carrying amount of MMG's assets to fair value, net of disposal costs on a liquidation basis. Assets written down include Property, Plant and Equipment of $3.8 million and Goodwill (included in Other Assets) of $4.4 million. Transaction and disposal costs of approximately $400,000 were accrued. At October 31, 1998, the remaining carrying amount of assets to be disposed of (inventory, equipment, furniture and three buildings in Germany) was $4.9 million. MMG's net sales were $19.8 million, $18.1 million and $16.5 million and MMG's net income (loss), excluding the impairment loss in 1998, was ($1.4) million, ($163,000) and $1.2 million in fiscal years 1996, 1997 and 1998.

4.  RESTRUCTURING CHARGES

    During the fourth quarter of fiscal 1998, the Company finalized and announced to affected individuals a plan of restructuring for its administrative and sales offices in Europe. The Company recorded $328,000 of severance and termination benefits and $258,000 of exit costs associated with this plan of restructuring. The restructuring will eliminate five administrative and sales positions in Europe. Exit costs include costs of closing down administrative and sales offices in Europe and lease termination costs. The restructuring plan is scheduled for completion by April 1, 1999.

        In the first quarter of 1999, $306,000 of severance and termination benefits and $250,000 of exit costs were paid under the restructuring plan. Remaining accrued restructuring expenses under the plan at January 31, 1999 are $30,000.

5.  INVESTMENTS

        FLEX PRODUCTS, INC. Flex was founded as a division of the Company in the early 1980's and was subsequently established as a joint venture in which ICI Americas Inc. (ICIA), an affiliate of Imperial Chemical Industries PLC owned 60% and the Company owned 40%. In 1995, the Company acquired controlling ownership of Flex with the purchase of an additional 20% interest in Flex from ICIA. In conjunction with the Company's increase in ownership, the remaining 40% interest in Flex was acquired by SICPA Holding S.A. (SICPA), a privately held Swiss Corporation headquartered in Lausanne, Switzerland. SICPA is one of the world's leading manufacturers of printing inks and a major customer of Flex.

        In 1996, SICPA filed a lawsuit in Delaware Chancery Court in order to block an attempted initial public offering by Flex arguing that such an offering without SICPA's consent was prohibited by Flex's articles of incorporation, as well as by certain contractual provisions between the Company and SICPA. In fiscal 1998, the Company announced that it had completed final negotiations for the settlement of the litigation with SICPA. Under the terms of the settlement, the Company and SICPA agreed to modify their co-ownership agreement to enable OCLI to more effectively manage the day-to-day operations of Flex, to allow for public financing of Flex's operations and to modify the License and Supply Agreement between Flex and SICPA. The modification to the License and Supply Agreement provided for more attractive scheduled pricing discounts on higher volume purchases and changed the scheduled order patterns to be consistent with the Company's fiscal quarters. In addition, the Company purchased $2.6 million of Flex's working capital loans from SICPA.

        OCLI ASIA. In the second quarter of 1997, the Company began operating a joint venture with Hakuto Co., Ltd. (Hakuto) in Japan. The joint venture was established to address the rapidly changing market for OCLI's multi-layer thin film coatings that require an expanded presence and more integrated support within Asia. Each partner contributed cash of $800,000 for working capital. OCLI Asia was consolidated into the Company's results of operations and financial position as the Company has operating control. During 1998, the Company purchased Hakuto's interest in the joint venture for $740,000 in cash. The wholly owned subsidiary, OCLI Asia K.K., continues to do business as OCLI Asia and remains headquartered in Tokyo, with manufacturing facilities in Atsugi, Japan. At October 31, 1998, other assets and investments include $600,000 of goodwill for OCLI Asia that is being amortized over fifteen years.

6.  LONG TERM DEBT

    Long-term debt, including current maturities, at October 31, 1997 and 1998 consisted of the following:

                                                                              1997       1998
                                                                            ---------  ---------
                                                                                (AMOUNTS IN
                                                                                 THOUSANDS)
Unsecured senior notes. Interest at 6.7% payable semiannually. Principal payable in annual installments of $4.3 million commencing July 31, 2002
  through 2008............................................................             $  30,000

Unsecured senior notes. Interest at 7.8% payable semiannually. Principal payable in annual installments of $1.1 million commencing July 31, 2002
  through 2008............................................................                 8,000

Unsecured senior notes. Interest at 8.7% payable semiannually. Principal payable in annual installments of $1.6 million commencing June 1, 1999
  through 2002............................................................                 6,400

Mortgage payable. Interest at 8.0%. Collateralized by a 72,000 sq. ft.
  building and related land. Principal and interest payments of $25,000
  per month through 2011..................................................  $   2,422      2,314

Mortgage payable. Interest at 7.5%. Collateralized by a 65,000 sq. ft.
  building and related land leased to Flex. Principal and interest
  payments of $28,000 per month through 2011..............................      2,821      2,647

Unsecured bank note. Interest at 5.6%. Quarterly principal and interest
  payments of approximately $300,000 through December 2002................      4,568      3,661

Bank loans of OCLI/MMG Division with interest rates ranging from 4.5% to
  7.5%. Payable in semiannual and annual installments through 2020. Partly collateralized by mortgages on OCLI/MMG Division land and buildings and liens on equipment. $2.7 million is payable from the proceeds of assets sold in November 1998, and $371,000 is payable when the office building
  is sold.................................................................      3,618      3,120

Unsecured senior notes. Interest at 8.7% payable semiannually. Principal payable in annual installments of $3.6 million from 1998 through 2002.
  Refinanced in July 1998.................................................     14,400

Unsecured bank term loan. Variable interest rates averaging 6.8% at
  October 31, 1997, payable quarterly, with semiannual principal payments
  of $2 million. Refinanced in July 1998..................................     10,000

Unsecured borrowings under bank line of credit. Variable interest rate averaging 6.7% at October 31, 1997, payable quarterly or specified
  duration period. Principal due upon expiration on April 28, 2000........      5,000

Scottish Development Agency building loan, with a conditional interest moratorium from February 1, 1995 through January 31, 1998 with interest at 9.5% thereafter. Semiannual principal payments of approximately
  $100,000 are payable through January 1998 with subsequent payments of
  $331,000, comprising principal and interest, through 2006.
  Collateralized by the land and building of the Company's Scottish
  subsidiary..............................................................      3,877

Land improvement assessment. Interest at an average rate of 7.2%.
  Principal and interest payable in semiannual installments of $77,000
  through 1998............................................................        150

Present value of obligations under capital leases at imputed interest
  rates from 8.0% to 9.5% payable in monthly installments through 2004....      2,007      2,257
                                                                            ---------  ---------
                                                                               48,863     58,399
Less current maturities...................................................     (7,888)    (6,026)
                                                                            ---------  ---------
      Total long term debt, net of current maturities.....................  $  40,975  $  52,373
                                                                            ---------  ---------
                                                                            ---------  ---------

        Annual debt maturities and capital lease payments for the ensuing five years are as follows:

YEAR                                 PAYMENT
---------------------------  -----------------------
                             (AMOUNTS IN THOUSANDS)
1999.......................         $   6,026
2000.......................             3,663
2001.......................             3,533
2002.......................             8,616
2003.......................             6,126
Thereafter.................            30,435
                                      -------
                                    $  58,399
                                      -------
                                      -------

        The Company has a $20 million revolving line of credit. The revolving line of credit carries a commitment fee of .2% to .3% per year on the unused portion of the facility depending on the Company's leverage ratio and expires on July 31, 2003. The Company has a surety bond for $903,000 to satisfy the Company's workers' compensation self-insurance requirements. The surety bond carries a fee of 1% per year.

        During fiscal 1997, the Company replaced its 8.0%, $5 million note payable to private parties with a 5.6% bank note. Payments of principal and interest under the new note are denominated in German marks and are approximately $300,000 per quarter through December 2002.

        During fiscal 1997 and 1998, the Company recorded capital leases totaling $2,037,000 and $1,601,000 to finance the hardware, software and integration costs of a new computer system that is to be fully implemented in fiscal 1999. Lease terms run through February 2002 with payments totaling approximately $67,000 per month.

        The Company's subsidiary in Scotland has a credit arrangement of up to approximately $490,000 at market interest rates and has outstanding letters of credit of approximately $330,000 to guarantee import duties. There were no borrowings under the credit arrangement in fiscal 1997 or 1998.

        The Company's subsidiary in Japan has various credit facilities with a local bank with interest at 1.24% to 1.63% per year. Borrowing under these facilities totaled $4.5 million at October 31, 1998. These credit facilities are used for working capital requirements in Asia and will expire in May 1999.

        The Company has certain financial covenants and restrictions under its bank credit arrangements and the unsecured senior notes. At October 31, 1998, as a result of the impairment loss and restructuring charges recorded in fiscal 1998, the Company was in violation of one of the covenants under its bank credit arrangement. On January 8, 1999, the Company and the bank executed a waiver and amendment to the Company's credit agreement under which a waiver was obtained for the period ended October 31, 1998. The amendment removes the effect of the impairment loss and restructuring charges from the financial covenants so they will not affect covenant compliance in future periods.

7.  FINANCIAL DERIVATIVES AND HEDGING

    The Company, from time to time, enters into derivative transactions in order to hedge foreign currency risk on existing commitments, open receivables, payables and debt instruments when the currency risk is considered significant to the Company. In addition, the Company may enter into interest rate swaps or similar instruments in order to reduce interest rate risk on its debt instruments. The Company does not enter into derivatives for trading purposes.

        In fiscal 1998, the Company entered into foreign currency forward contracts for the principal and interest payments under a $3.7 million loan that is denominated in German Marks. The transaction is designated as a hedge of a foreign currency commitment. Gains and losses on the contract are recorded as a net reduction or increase to interest expense over the life of the loan. The Company also entered into foreign currency forward contracts for the principal and interest payments under an intercompany note receivable denominated in British Pounds. Gains and losses on those contracts are offset in consolidation.

        In fiscal 1998, the Company entered into an interest rate swap for anticipated debt refinancing in the amount of $30 million. The purpose of the swap was to fix the reference rate for the debt at 5.7% to eliminate the Company's exposure to interest rate fluctuations until the loan refinance was completed. The Company had designated the swap as a hedge of an anticipated transaction. After completion of the loan refinance, $310,000 was paid under the swap that is being recorded as an increase to interest expense over the term of the notes.

        The notional amounts, carrying amounts and fair values of the Company's derivatives position at October 31, 1998 are included in the table below:

                                                                            ESTIMATED
                                                                           FAIR VALUE
                                                                           OF FOREIGN
                                               NOTIONAL      CARRYING       EXCHANGE
                                                AMOUNT        AMOUNT        CONTRACT
                                              -----------  -------------  -------------
                                                       (AMOUNTS IN THOUSANDS)
Foreign currency forward exchange contracts:

Deutsche Marks..............................   $   4,124            --      $     345
British Pounds..............................   $   2,948            --      $      92

        The notional amounts, carrying amounts and fair values of the Company's derivatives position at January 31, 1999 are included in the table below:

                                                                            ESTIMATED
                                                                           FAIR VALUE
                                                                           OF FOREIGN
                                               NOTIONAL      CARRYING       EXCHANGE
                                                AMOUNT        AMOUNT        CONTRACT
                                              -----------  -------------  -------------
                                                       (AMOUNTS IN THOUSANDS)
Foreign currency forward exchange contracts:

Deutsche Marks..............................   $   3,865            --      $     196
British Pounds..............................   $   2,948            --      $     163

8.  STOCKHOLDERS' EQUITY

        STOCKHOLDER RIGHTS PLAN. On December 16, 1997, the Company's Board of Directors approved a new Stockholder Rights Plan (the "Plan") to succeed the Stockholder Rights Plan first adopted on November 25, 1987. Under the terms of the Plan, which expires in November 1999, the Company declared a dividend of preferred stock purchase rights which only become exercisable, if not redeemed, ten days after a person or group has acquired 20% or more of the Company's common stock or the announcement of a tender offer which would result in a person or group acquiring 30% or more of the Company's common stock. Under certain circumstances, the plan allows stockholders, other than the acquiring person or group, to purchase the Company's common stock or the common stock of the acquirer at an exercise price of half the market price. On December 15, 1998, the Board of Directors approved an amendment to the Plan which deletes or modifies references to "Continuing Directors" in order to comply with recent changes in Delaware law.

        PREFERRED STOCK. The Company has authorized 100,000 shares of preferred stock at $.01 par value of which 10,000 shares were designated Series A Preferred Stock in connection with the Company's Stockholder Rights Plan. None of the Series A Preferred Stock is issued. Additionally, 15,000 shares were designated Series B Preferred Stock, of which 8,350 shares were issued and subsequently converted to common stock on call for redemption. None of the Series B Preferred Stock is currently issued and outstanding.

        In 1995, as part of the financing of the acquisition of a controlling interest in Flex, the Company issued 12,000 shares of 8.0% Series C Convertible Redeemable Preferred Stock (the "Series C Preferred Stock") in consideration for $1,000 per share. The Series C Preferred Stock was convertible into common stock at any time by the holders at a conversion price of $10.50 per common share (subject to adjustment in certain circumstances). The Series C Preferred Stock was redeemable at the option of the Company commencing two years from the date of issuance (if the Company's common stock is trading at $17 per share or more for any 20 consecutive day period) and, after three years, unconditionally, at 108% of the purchase price per share, declining to 100% over four years. The holders of the Series C Preferred Stock were entitled to receive a cumulative annual dividend of $80 per share, which was payable quarterly and had preference to any other dividends paid by the Company.

        In fiscal 1997, 5,750 shares of the Company's 8.0% Series C Convertible Redeemable Preferred Stock, plus accrued dividends, were converted into approximately 555,000 shares of common stock.

        In fiscal 1998, the Company called for redemption the remaining shares of 8.0% Series C Convertible Redeemable Preferred Stock. The remaining 6,250 shares plus accrued dividends, were subsequently converted by the holders into approximately 599,000 shares of common stock.

9.  EMPLOYEE STOCK OPTION PLANS

    Pursuant to the terms of the Company's employee stock option plans, at October 31, 1998, an aggregate of 2,330,441 shares of Company common stock has been issued or reserved for issuance upon the exercise of options granted to qualified employees. Options are granted with exercise prices equal to the market price of the Company's common stock at the date of grant.

        Information with respect to stock options outstanding and options exercisable at October 31, 1998 is as follows:

                    OPTIONS OUTSTANDING
                ----------------------------                 OPTIONS EXERCISABLE
                                WEIGHTED                   ------------------------
                                 AVERAGE       WEIGHTED                  WEIGHTED
RANGE OF                        REMAINING       AVERAGE                   AVERAGE
EXERCISE        OUTSTANDING    CONTRACTUAL     EXERCISE    EXERCISABLE   EXERCISE
PRICES          AT 10/31/98       LIFE           PRICE     AT 10/31/98     PRICE
--------------  -----------  ---------------  -----------  -----------  -----------
$6.125-$8.375      127,250           1.15      $    6.68      127,250    $    6.68
$9.625-$10.75      773,311           2.98      $   10.25      504,089    $   10.34
$12.125-$14.325    504,820           4.05      $   13.92       44,852    $   12.60
$15.00-$19.00      100,500           4.66      $   17.10           --
                -----------                                -----------
                 1,505,881                                    676,191
                -----------                                -----------
                -----------                                -----------

        In May 1997, the Board of Directors approved a stock option repricing program under which stock options with exercise prices above $14.00 per share were repriced to the then current market value of the Company's common stock of $9.63. A total of 162,000 shares, with exercise prices ranging from $14.13 per share to $17.38 per share, were exchanged under this program. The exchange of such options is presented in the following table as cancellations and subsequent grants.

        In the second quarter of fiscal 1998, the Company's Chairman of the Board and former Chief Executive Officer exercised options for 770,666 shares of common stock of the Company and turned in 117,296 shares for payment of withholding taxes. The $5.8 million exercise price of the options was paid with a full recourse promissory note that was repaid with interest at 7.5% in the third quarter of fiscal 1998.

        Stock option activity for the three years ended October 31, 1998 and the three months ended January 31, 1999 was:

                                                                   WEIGHTED
                                                    NUMBER OF       AVERAGE
                                                     SHARES     EXERCISE PRICE
                                                   -----------  ---------------
BALANCE AT NOVEMBER 1, 1995......................   1,531,800      $    7.47
Granted..........................................     546,450          11.81
Exercised........................................    (229,800)          7.45
Canceled.........................................     (13,200)          9.16
                                                   -----------        ------
BALANCE AT OCTOBER 31, 1996......................   1,835,250           8.75
Granted..........................................     708,800          10.48
Exercised........................................    (268,849)          8.52
Canceled.........................................    (272,792)         12.53
                                                   -----------        ------
BALANCE AT OCTOBER 31, 1997......................   2,002,409           8.88
Granted..........................................     509,000          14.86
Exercised........................................    (964,424)          7.61
Canceled.........................................     (41,104)         12.56
                                                   -----------        ------
BALANCE AT OCTOBER 31, 1998......................   1,505,881          11.64
Granted (unaudited)..............................     607,780          20.83
Exercised (unaudited)............................     (87,634)          9.73
Cancelled (unaudited)............................     (19,808)         13.41
                                                   -----------        ------
BALANCE AT JANUARY 31, 1999 (UNAUDITED)..........   2,006,219      $   14.48
                                                   -----------        ------
                                                   -----------        ------
EXERCISABLE AT OCTOBER 31, 1998..................     676,191      $    9.80
                                                   -----------        ------
                                                   -----------        ------
EXERCISABLE AT JANUARY 31, 1999 (UNAUDITED)......     803,141      $   10.66
                                                   -----------        ------
                                                   -----------        ------

        The Company's subsidiary, Flex, a non-public company, has a non-qualified stock option plan. After taking into account a one hundred to one stock split in fiscal 1998, at October 31, 1998 the plan had 1,000,000 shares of common stock authorized for issuance against 10,000,000 shares outstanding of Flex to key members of Flex's management. The options have vesting periods from two to four years with five-year terms. At October 31, 1998, Flex's outstanding options were exercisable at prices ranging from $4.39 to $4.89, with weighted average remaining lives of 3.29 years.

        Flex's stock option activity for the three years ended October 31, was:

                                                                    WEIGHTED
                                                    NUMBER OF        AVERAGE
                                                     SHARES      EXERCISE PRICE
                                                   -----------  -----------------
BALANCE AT NOVEMBER 1, 1995......................
Granted..........................................   1,027,100       $    4.44
Exercised........................................
Canceled.........................................
                                                   -----------          -----
BALANCE AT OCTOBER 31, 1996......................   1,027,100            4.44
Granted..........................................      20,000            4.89
Exercised........................................
Canceled.........................................     (44,600)           4.43
                                                   -----------          -----
BALANCE AT OCTOBER 31, 1997......................   1,002,500            4.47
Granted..........................................     370,000            4.67
Exercised........................................
Canceled.........................................    (444,300)           4.48
                                                   -----------          -----
BALANCE AT OCTOBER 31, 1998......................     928,200       $    4.55
                                                   -----------          -----
                                                   -----------          -----
EXERCISABLE AT OCTOBER 31, 1998..................     341,710       $    4.44
                                                   -----------          -----
                                                   -----------          -----

        In fiscal 1997, the Company adopted the disclosure requirements of SFAS 123 that provide for the disclosure of pro forma net earnings and net earnings per share as if the fair value method of accounting had been adopted at the beginning of fiscal 1996. If compensation expense had been determined for stock options granted in fiscal 1996, 1997 and 1998 using the fair value method at the date of grant, consistent with the provisions of SFAS 123, the Company's pro forma net earnings and earnings per share would have been as follows:

                                                     1996       1997       1998
                                                   ---------  ---------  ---------
                                                       (AMOUNTS IN THOUSANDS,
                                                      EXCEPT PER SHARE AMOUNTS)
Net income as reported...........................  $   5,196  $   7,125  $   7,339
Pro forma compensation adjustment................       (997)    (1,597)    (1,669)
                                                   ---------  ---------  ---------
      Pro forma net income.......................  $   4,199  $   5,528  $   5,670
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------
Basic earnings per share:
  Net income per share, as reported..............  $    0.44  $    0.63  $    0.62
  Pro forma compensation adjustment..............      (0.10)     (0.16)     (0.15)
                                                   ---------  ---------  ---------
      Pro forma net income per share.............  $    0.34  $    0.47  $    0.47
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------
Diluted earnings per share:
  Net income per share, as reported..............  $    0.41  $    0.60  $    0.59
  Pro forma compensation adjustment..............      (0.10)     (0.15)     (0.14)
                                                   ---------  ---------  ---------
      Pro forma net income per share.............  $    0.31  $    0.45  $    0.45
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------

        The weighted average fair value of options granted during fiscal 1996, 1997 and 1998 was $6.25, $5.60 and $5.75, respectively. The weighted average fair value of Flex's options granted during fiscal 1996, 1997 and 1998 was, $0.83, $1.39 and $1.06. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 1996, 1997 and 1998:

                                                              1996         1997         1998
                                                               ---          ---          ---
COMPANY OPTIONS:
Expected dividend yield..................................         0.7%         0.7%         0.8%
Expected volatility......................................        59.0%        59.0%        43.0%
Risk-free interest rate..................................         5.6%         5.5%         5.7%
Expected term (years)....................................           5            5            4

FLEX OPTIONS:
Expected dividend yield (not applicable).................
Expected volatility (not applicable).....................
Risk-free interest rate..................................         6.1%         6.2%         5.5%
Expected term (years)....................................           4            6            5

10. INCOME TAXES

    The provision for income taxes consisted of:

                                                        1996       1997       1998
                                                      ---------  ---------  ---------
                                                          (AMOUNTS IN THOUSANDS)
CURRENT:
  Federal...........................................  $   2,120  $   2,537  $   2,722
  State.............................................        309        225        916
  Foreign...........................................       (149)       116        129
                                                      ---------  ---------  ---------
                                                          2,280      2,878      3,767
                                                      ---------  ---------  ---------
DEFERRED:
  Federal...........................................      1,535      1,061       (258)
  State.............................................       (369)       598       (612)
  Foreign...........................................        (21)        85        439
                                                      ---------  ---------  ---------
                                                          1,145      1,744       (431)
                                                      ---------  ---------  ---------
                                                      $   3,425  $   4,622  $   3,336
                                                      ---------  ---------  ---------
                                                      ---------  ---------  ---------

        The reconciliation of the effective income tax rate to the federal statutory rate was as follows:

                                                                       1996        1997         1998
                                                                     ---------      ---          ---
Statutory federal income tax rate..................................       34.0%       34.0%        34.0%
State taxes, net of federal tax benefit............................        7.1         5.7          4.0
Foreign losses not previously benefited............................                                (8.8)
Foreign income taxes at rates different than U.S. statutory
  rates............................................................        4.8        (0.5)          .8
Business tax credits (state tax credits net of federal tax
  effect)..........................................................      (10.3)       (2.9)        (2.3)
Tax benefit from foreign sales corporation.........................       (1.7)       (2.7)        (3.8)
Non-deductible expenses, primarily foreign losses..................        3.3         4.2          2.5
Other..............................................................       (0.2)       (0.5)         1.3
                                                                     ---------         ---          ---
  Effective tax rate...............................................       37.0%       37.3%        27.7%
                                                                     ---------         ---          ---
                                                                     ---------         ---          ---

        DEFERRED TAX ASSETS (LIABILITIES). The Company's deferred tax assets and liabilities at October 31, 1997 and 1998 under SFAS 109 arise from the following temporary differences in accounting for financial versus tax reporting purposes:

                                                                               1997       1998
                                                                             ---------  ---------
                                                                                 (AMOUNTS IN
                                                                                  THOUSANDS)
CURRENT:
Valuation reserves and accruals not deductible for tax purposes until paid
  or utilized..............................................................  $   5,527  $   4,060
Intercompany profit eliminated for financial reporting purposes which is
  taxable currently........................................................        266        263
Domestic net operating losses available for carryforward...................        983      4,599
Asset valuation difference between financial and tax reporting basis due to
  purchase accounting......................................................        131         73
Other......................................................................        (54)       316
                                                                             ---------  ---------
    Total deferred tax assets..............................................      6,853      9,311
                                                                             ---------  ---------
NONCURRENT:
Domestic net operating losses available for carryforward...................      2,678      1,627
Foreign net operating losses available for carryforward....................      2,686        751
Tax depreciation greater than financial reporting depreciation.............     (3,920)    (5,500)
Intangible assets, difference between financial and tax reporting basis and
  periods..................................................................       (816)      (459)
Burden and interest on self-constructed assets expensed for tax purposes
  and depreciated for financial reporting purposes.........................       (555)      (816)
Costs required to be capitalized under the uniform capitalization tax rules
  which are deducted for financial reporting purposes......................        169        309
Liability for postretirement health benefits not deductible for tax
  purposes until paid......................................................        747        967
State tax credits eligible for carryforward................................        614      1,353
Other......................................................................        296       (293)
                                                                             ---------  ---------
                                                                                 1,899     (2,061)
Less valuation allowance...................................................     (2,684)      (751)
                                                                             ---------  ---------
                                                                                  (785)    (2,812)
                                                                             ---------  ---------
Total deferred tax balances................................................  $   6,068  $   6,499
                                                                             ---------  ---------
                                                                             ---------  ---------

        As a result of the sale of the assets of its MMG division and the resulting impairment loss in fiscal 1998, the Company recognized tax benefits relating to certain foreign operating losses that had not been tax benefited in prior periods. The Company has provided a valuation allowance related to the deferred tax asset resulting from the remaining operating loss carryforwards of certain of its other foreign subsidiaries until the realization of tax benefits resulting from those losses is determined to be more likely than not. The fiscal 1998 valuation allowance decrease is attributable to the change in the deferred tax asset resulting from foreign operating loss carryforwards.

        At October 31, 1998, the Company has domestic net operating loss carryforwards of $17.2 million. If not used, $4.0 million will expire in 2006, $3.6 million will expire in 2007, and $9.6 million will expire in 2018. The Company has California Manufacturers' Investment Credit carryforwards of $867,000 and California Research Credit carryforwards of $485,000. If not used, a portion of those credit carryforwards will expire between 2006 and 2008.

        Income taxes have not been provided on approximately $6.8 million of unremitted earnings of the Company's subsidiary in Scotland as of October 31, 1998. The Company intends to continue to reinvest these amounts in the subsidiary's operations. Should any of these amounts be distributed to the Company, any taxes on these distributions would be substantially offset by foreign tax credits.

11. EMPLOYEE BENEFIT PLANS

        U.S. OPERATIONS.  The Company has a 401(k)/Employee Stock Ownership Plan
(ESOP) defined contribution retirement plan for its non-Flex employees and a 401(k) plan with a Company match for the employees of Flex. Company contributions for non-Flex employees are a combination of a 401(k) matching contribution of 25% of the first 6% of employee contributions plus a contribution to the ESOP plan based on the Company's proportional share of pre-tax profits. Prior to fiscal 1997, all Company contributions to non-Flex employees were to the ESOP and were determined under a profit sharing formula. Company contributions for Flex employees are 75% of the first 6% of employee contributions. Company matching contributions to the 401(k) plans are funded in cash. Company contributions to the ESOP are contributed in cash for the purchase of Company common stock or are contributed in the form of original issued shares of Company common stock. In fiscal 1996, 1997 and 1998, the Company contributed and charged to operations $787,000, $1,211,000 and $1,740,000 as contributions to its U.S. retirement plans.

        SCOTTISH OPERATIONS. The Company's Scottish subsidiary maintains a contributory defined benefit pension program covering most of its employees. Benefits are primarily based on years of service and compensation. The program is funded in conformity with the requirements of applicable U.K. government regulations. Plan assets are invested in fixed interest and balanced fund units that are primarily comprised of corporate equity securities.

        The funded status of the plan at October 31, 1997 and 1998 is as follows:

                                                                              1997       1998
                                                                            ---------  ---------
                                                                                (AMOUNTS IN
                                                                                 THOUSANDS)
Plan assets at fair value.................................................  $   7,617  $   8,504
Projected benefit obligation..............................................     (8,856)   (10,387)
                                                                            ---------  ---------
Plan assets less than projected benefit obligation........................     (1,239)    (1,883)
Unrecognized net loss.....................................................      1,842      2,204
Unrecognized transition asset being amortized over 19 years...............       (423)      (381)
                                                                            ---------  ---------
      Prepaid (accrued) pension cost included in other assets (accrued
        expenses).........................................................  $     180  $     (60)
                                                                            ---------  ---------
                                                                            ---------  ---------

        At October 31, 1996, 1997 and 1998, the projected benefit obligations include accumulated benefit obligations of $5,658,000, $8,043,000 and $9,236,000 of which $5,643,000, $8,006,000, and $9,232,000 are vested.

        A discount rate of 7.0% was used in determining the present value of the projected benefit obligation. The expected long-term rate of return on assets was 9.0% and the assumed rate of increase in future compensation levels was 5.0%.

        The net pension expense for the Company's Scottish subsidiary recorded in fiscal 1996, 1997 and 1998 included the following components:

                                                                           1996       1997       1998
                                                                         ---------  ---------  ---------
                                                                             (AMOUNTS IN THOUSANDS)
Service-cost benefits earned during the period.........................  $     364  $     415  $     565
Interest cost on projected benefit obligation..........................        474        506        636
Actual return on plan assets...........................................       (674)      (616)      (766)
Net amortization and deferral..........................................        163        (13)        46
                                                                         ---------  ---------  ---------
      Net pension expense..............................................  $     327  $     292  $     481
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

12. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company sponsors a contributory defined benefit postretirement plan for its U.S. operations which provides medical, dental and life insurance benefits to employees who meet age and years of service requirements prior to retirement and who agree to contribute a portion of the cost. The Company has the right to modify or terminate these benefits at any time.

        The Company's contribution is a set amount per retiree depending on the retiree's years of service and dependent status at the date of retirement and the age of the retiree and dependents when benefits are provided. The retiree pays cost increases.

        The postretirement plan's benefit obligation was as follows for the years ended October 31, 1997 and 1998:

                                                                                1997       1998
                                                                              ---------  ---------
                                                                                  (AMOUNTS IN
                                                                                   THOUSANDS)
Accumulated postretirement benefit obligation:
Retirees....................................................................  $   1,017  $   1,134
Fully eligible plan participants............................................        341        170
Other active plan participants..............................................        810        947
                                                                              ---------  ---------
      Total accumulated postretirement benefit obligation unfunded..........      2,168      2,251
Unrecognized loss...........................................................       (168)      (111)
                                                                              ---------  ---------
      Accrued postretirement benefit obligation.............................  $   2,000  $   2,140
                                                                              ---------  ---------
                                                                              ---------  ---------

        The following components were included in net periodic postretirement benefit cost for the years ended October 31, 1996, 1997, and 1998:

                                                                             1996       1997       1998
                                                                              ---        ---        ---
                                                                               (AMOUNTS IN THOUSANDS)
Service-cost benefits earned during the period...........................  $      79  $      71  $      69
Interest cost on accumulated post retirement benefit obligation..........        166        165        141
Net amortization and deferral............................................         (7)        10         55
                                                                                 ---        ---        ---
      Net postretirement benefit cost....................................  $     238  $     246  $     265
                                                                                 ---        ---        ---
                                                                                 ---        ---        ---

        Because the Company has established a maximum amount it will pay per retiree under the plan, health care cost trends do not affect the calculation of the accumulated benefit obligation or the net postretirement benefit cost. The weighted average discount rate used in determining the accumulated benefit obligation was 8.0% in fiscal 1996 and 1997 and 6.8% in fiscal 1998.

13. CONTINGENCIES AND COMMITMENTS

        LITIGATION. Over the past several years, the Company has been engaged in litigation in the United Kingdom (U.K.) involving infringement of a Company patent by the U.K. companies, Pilkington PE Limited and Pilkington PLC. The Company won its action at the Patents County Courts level but lost on appeal to the U.K. House of Lords. In October 1998, the Company settled the claim for approximately $850,000, most of which had been accrued in previous periods.

        On March 17, 1997, Optical Corporation of America (OCA) and certain of its directors and officers (Affiliates) commenced suit against the Company in the Superior Court, Middlesex County, Commonwealth of Massachusetts. The complaint arose out of a letter of intent executed by the Company and OCA in March 1996 and an ensuing merger agreement executed by the Company and OCA in June 1996. Under the merger agreement, the Company would have acquired OCA. The complaint sought damages for costs and expenses incurred by OCA in pursuing the merger transaction with the Company due to the Company's alleged negligent misrepresentations to OCA and Affiliates and the Company's alleged breach of its letter of intent with OCA. The Company filed counterclaims against OCA and the Affiliates based on OCA's breach of the merger agreement and sought damages based on the difference between the value of OCA's business to the Company and the agreed upon purchase price under the merger agreement. See Note 15 for additional discussion of OCA suit.

        In July 1996, SICPA filed a lawsuit in Delaware Chancery Court in order to block an attempted initial public offering by Flex arguing that such an offering without SICPA's consent was prohibited by Flex's articles of incorporation, as well as by certain contractual provisions between the Company and SICPA. In fiscal 1998, the Company announced that it had completed final negotiations for the settlement of the litigation with SICPA. Under the terms of the settlement, the Company and SICPA agreed to modify their co-ownership agreement to enable OCLI to more effectively manage the day-to-day operations of Flex, to allow for public financing of Flex's operations and to modify the License and Supply Agreement between Flex and SICPA. The modification to the License and Supply Agreement provided for more attractive scheduled pricing discounts on higher volume purchases and changed the scheduled order patterns to be consistent with the Company's fiscal quarters. In addition, the Company purchased $2.6 million of Flex's working capital loans from SICPA. On December 22, 1998 the Company purchased SICPA's 40% interest in Flex.

        In 1997, Flex filed a suit in United States District Court for the Eastern District of Michigan alleging that BASF Corporation (BASF) and BASF AG infringed Flex's patents covering optically variable thin film flakes which, when mixed with paints and inks, produce color shifting visual properties. The complaint requested that the Court enjoin BASF from importing, making, using, selling or offering to sell the infringing pigment in the United States. The complaint also sought damages for the infringement, including treble damages if the infringement was intentional. In October 1998, a settlement agreement was reached between Flex and both BASF companies under which Flex has agreed to allow BASF to make, use and sell two specific forms of a special effects pigment for use within limited application fields in exchange for a series of payments to be based upon BASF's revenues on the sale of those pigments.

        CONCENTRATIONS OF CREDIT RISK. The Company grants credit to customers, subject to credit approval, for most of its sales. At October 31, 1998, accounts receivable from customers in foreign countries was $21 million, or 53.7%, of accounts receivable with approximately $8 million receivable from customers in Asia and approximately $13 million receivable from customers in Europe and other countries.

        OPERATING LEASE AGREEMENTS. The Company and its subsidiaries lease computer equipment, manufacturing space and warehouse space. The operating lease payments are recorded as rental expense and totaled $4,881,000, $6,351,000 and $7,104,000 for fiscal 1996, 1997 and 1998. Future minimum operating lease payments amount to $24.9 million, and for the years 1999 through 2003 are $6,665,000 $5,845,000, $5,178,000, $3,020,000 and $777,000 under operating lease agreements in effect at October 31, 1998.

        EMPLOYMENT AGREEMENTS. The Company has approved employment agreements for officers and employment assurance agreements for certain management and technical employees, as well as increases in severance benefits for full-time employees, to be effective in the event of certain changes in control of the Company. These agreements are currently effective through fiscal 1999.

14. INFORMATION ON OPERATIONS

        INVENTORIES. Inventories as of October 31, 1997 and 1998 and January 31, 1999 consisted of:

                                               OCTOBER 31,
                                             1997       1998
                                           ---------  ---------
                                                                 JANUARY 31,
                                                                    1999
                                                                 -----------
                                                                 (UNAUDITED)
                                                (AMOUNTS IN THOUSANDS)
Raw materials and supplies...............  $   7,541  $   7,138   $   6,289
Work-in-process..........................     12,308     13,148       9,896
Finished goods...........................      2,980      4,947       5,083
                                           ---------  ---------  -----------
    Total inventories....................  $  22,829  $  25,233   $  21,268
                                           ---------  ---------  -----------
                                           ---------  ---------  -----------

        INTEREST. Interest expense and amounts capitalized were as follows for the years ended October 31, 1996, 1997 and 1998:

                                                        1996       1997       1998
                                                      ---------  ---------  ---------
                                                          (AMOUNTS IN THOUSANDS)
Interest costs incurred.............................  $   4,696  $   4,249  $   4,312
Less amounts capitalized............................      1,172        219        697
                                                      ---------  ---------  ---------
      Net interest expense..........................  $   3,524  $   4,030  $   3,615
                                                      ---------  ---------  ---------
                                                      ---------  ---------  ---------

        SALES INFORMATION. Significant customers and sales to the federal government were as follows:

        The Company's largest customer in fiscal 1996 and 1997 accounted for 12.7% and 14.0% of consolidated revenues. The Company's largest customer in fiscal 1998 accounted for 21.1% of consolidated revenues.

        Sales of products and services to the federal government, primarily under subcontracts, were 8.8%, 5.9% and 4.0% of net revenues in fiscal 1996, 1997 and 1998. Certain of these contracts are subject to cost review by various governmental agencies. Management believes that adjustments, if any, will not be material to the operating results of the Company.

        FOREIGN OPERATIONS. Certain information regarding the Company's domestic and foreign revenues is as follows:

                                                CANADA       EUROPE       ASIA
                                    UNITED        AND          AND         AND
                                    STATES     OTHER(1)     OTHER(1)    OTHER(1)   ELIMINATIONS   TOTAL
                                   ---------  -----------  -----------  ---------  -----------  ---------
                                                           (AMOUNTS IN THOUSANDS)
FISCAL YEAR ENDED OCTOBER 31,
  1996:
Domestic revenues and revenues of
  foreign operations.............  $  99,543                $  38,795               $    (815)  $ 137,523
Export sales from the U.S........              $   1,640       34,106   $  25,296      (9,370)     51,672
Transfers between regions........       (815)                  (9,370)                 10,185
                                   ---------  -----------  -----------  ---------  -----------  ---------
  Revenues from customers........  $  98,728   $   1,640    $  63,531   $  25,296   $      --   $ 189,195
                                   ---------  -----------  -----------  ---------  -----------  ---------
                                   ---------  -----------  -----------  ---------  -----------  ---------

FISCAL YEAR ENDED OCTOBER 31,
  1997:
Domestic revenues and revenues of
  foreign operations.............  $  98,025                $  31,411   $   8,295   $  (2,709)  $ 135,022
Export sales from the U.S........              $  19,571       45,855      30,023     (12,642)     82,807
Transfers between regions........     (2,709)                  (6,669)     (5,973)     15,351
                                   ---------  -----------  -----------  ---------  -----------  ---------
  Revenues from customers........  $  95,316   $  19,571    $  70,597   $  32,345   $      --   $ 217,829
                                   ---------  -----------  -----------  ---------  -----------  ---------
                                   ---------  -----------  -----------  ---------  -----------  ---------

FISCAL YEAR ENDED OCTOBER 31,
  1998:
Domestic revenues and revenue of
  foreign operations.............  $ 106,019                $  29,664   $  14,924   $  (1,056)  $ 149,551
Export sales from the U.S........              $  54,528       40,224      27,890     (16,569)    106,073
Transfers between regions........       (598)                  (5,930)    (11,097)     17,625
                                   ---------  -----------  -----------  ---------  -----------  ---------
  Revenues from customers........  $ 105,421   $  54,528    $  63,958   $  31,717   $      --   $ 255,624
                                   ---------  -----------  -----------  ---------  -----------  ---------
                                   ---------  -----------  -----------  ---------  -----------  ---------

------------------------

        Transfers between regions represent intercompany sales of products and intercompany compensation for services.

(1) Other sales, which constitute less than 10% of consolidated sales, are aggregated by region based on geographic proximity.

        Certain information regarding the Company's operations by region is as follows:

                                                 UNITED
                                                 STATES     EUROPE      JAPAN    ELIMINATIONS   TOTAL
                                                ---------  ---------  ---------  -----------  ---------
                                                                (AMOUNTS IN THOUSANDS)
FISCAL YEAR ENDED OCTOBER 31, 1996:
Income (Loss) from operations.................  $  12,812  $    (410) $      --   $      --   $  12,402
                                                ---------  ---------  ---------  -----------  ---------
                                                ---------  ---------  ---------  -----------  ---------
Identifiable assets...........................  $ 146,869  $  59,715  $      --   $ (33,813)  $ 172,771
                                                ---------  ---------  ---------  -----------  ---------
                                                ---------  ---------  ---------  -----------  ---------

FISCAL YEAR ENDED OCTOBER 31, 1997:
Income (Loss) from operations.................  $  16,206  $     385  $    (316)  $    (328)  $  15,947
                                                ---------  ---------  ---------  -----------  ---------
                                                ---------  ---------  ---------  -----------  ---------
Identifiable assets...........................  $ 170,443  $  32,646  $   5,570   $ (25,166)  $ 183,493
                                                ---------  ---------  ---------  -----------  ---------
                                                ---------  ---------  ---------  -----------  ---------

FISCAL YEAR ENDED OCTOBER 31, 1998:
Income (Loss) from operations.................  $  22,972  $  (7,083) $    (689)  $    (328)  $  14,872
                                                ---------  ---------  ---------  -----------  ---------
                                                ---------  ---------  ---------  -----------  ---------
Identifiable assets...........................  $ 208,733  $  21,773  $   9,077   $ (25,997)  $ 213,586
                                                ---------  ---------  ---------  -----------  ---------
                                                ---------  ---------  ---------  -----------  ---------

        COMPONENTS OF EARNINGS. Components of earnings (loss) before provision for income taxes and minority interest were as follows:

                                                                     1996       1997       1998
                                                                   ---------  ---------  ---------
                                                                       (AMOUNTS IN THOUSANDS)
Domestic.........................................................  $  10,796  $  12,587  $  20,436
Foreign..........................................................     (1,539)      (209)    (8,410)(1)
                                                                   ---------  ---------  ---------
                                                                   $   9,257  $  12,378  $  12,026
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

------------------------

(1) In the fourth quarter of 1998, the Company recorded an impairment loss of $8.6 million in connection with the sale of the operating assets of its MMG division and recorded restructuring charges of $586,000 pursuant to a plan of restructuring approved in the fourth quarter of 1998. See Notes 3 and 4 of Notes to Consolidated Financial Statements.

15. SIGNIFICANT TRANSACTIONS SUBSEQUENT TO OCTOBER 31, 1998

        In the first quarter of fiscal 1999, Glas-Trosch GmbH, a privately held glass company in Switzerland, purchased the business and operating assets (inventory, equipment, furniture, two buildings, workforce, customer lists and other related intangibles) of MMG for $4.3 million. As the Company had previously recorded an impairment loss to reduce MMG's assets to fair value on a liquidation basis, no gain or loss was recognized on the sale. The cash proceeds from the sale were received in February 1999 and, as a result, the amount receivable from the sale is included in other current assets at January 31, 1999. An office building in Germany, with a carrying value of $531,000 which was not part of the sale, is being held for sale.

        In connection with the sale of MMG, the Company also received $1.2 million for a three-year covenant not to compete and $600,000 for a three-year license and supply agreement that incorporates the use of the OCLI name. The $1.8 million received for those contracts is being recognized as revenue over the three-year terms of the agreements.

        In December 1998, the Company acquired the 40% minority interest in Flex held by SICPA for $30 million bringing the Company's ownership in Flex to 100%. The transaction was recorded as a purchase in the first quarter of fiscal year 1999 based on data provided in an independent valuation. Pursuant to this transaction, the Company recorded a charge for in-process research and development of $2.9 million, goodwill of $10.1 million which will be amortized over 15 years, and identifiable intangibles of $10.1 million which will be amortized over useful lives ranging from 11 to 15 years. Goodwill and identifiable intangibles are included in other assets. In addition, the Company purchased SICPA's $2.4 million dollar working capital loan and the License and Supply Agreement between Flex and SICPA that runs through October 31, 2015, was modified to increase SICPA's minimum purchase requirements in association with Flex's commitment to put in place additional capacity to manufacture optically variable pigment.

        On January 15, 1999, the Company announced that it had settled a lawsuit with Optical Corporation of America and certain of its shareholders regarding a failed merger in fiscal 1996. The Company received cash, net of related legal expenses, of $3.0 million which was recorded as a benefit in the first quarter of 1999.

        On January 31, 1999 the Company and the bank executed an amendment to the Company's credit agreement increasing the amount available under its revolving line of credit from $20 million to $40 million.

        On February 16, 1999, the Company restructured the equity of Flex. As a result of this restructuring, in order to make the option holders whole under the provisions of Flex's option plan, the Company exchanged options for the exercise of 928,200 shares of Flex at a weighted average exercise price of $4.54 per share for options to exercise 324,157 shares of Company common stock at a weighted average exercise price of $12.99 per share. The exchange was based on the ratio of the market value per share of Flex (based on an independent valuation) to the market value of Company common stock on the date of the equity restructuring. The per share exercise price for each converted Flex option was based on the ratio of the Flex exercise price over the market value per share of Flex multiplied by the market value per share of Company common stock on the date of the equity restructuring.

        Effective February 22, 1999, the Company acquired OPKOR, Inc., an optical design and manufacturing company specializing in precision polymer optic components and assemblies, for $9.0 million plus annual contingent payments based on profits of the acquired entity. Consideration consisted of $1.8 million cash and 267,285 shares of Company common stock. The acquisition will be recorded as a purchase in the second quarter of 1999. The purchase price allocation may include a component consisting of in-process research and development which would result in a charge to expense in the second quarter of 1999.

                          [artwork inside back cover]

                               [DISPLAY PRODUCTS

                                  pictures of:

                                  - business presentation projector
                                  - videocam
                                  - color wheel
                                  - large screen television
                                  - highly reflective mirror
                                  - computer monitor with
                                    Glare/Guard filter

                                  DISPLAY]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         SHARES

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                               HAMBRECHT & QUIST

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                           SOUNDVIEW TECHNOLOGY GROUP

                                   ---------

                                         , 1999

                                 --------------

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

        NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

        UNTIL         , 1999, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee...............  $  23,972
NASD filing fee...................................................  $   9,123
Nasdaq National Market listing fee................................  $  17,500
Blue Sky fees and expenses........................................  $   5,000
Printing and engraving expenses...................................  $  90,000
Legal fees and expenses...........................................  $ 150,000
Accounting fees and expenses......................................  $  75,000
Transfer Agent and Registrar fees.................................  $   5,000
Miscellaneous expenses............................................  $  74,405
                                                                    ---------
  Total...........................................................  $ 450,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

        The indemnification and liability of the Company's directors and officers are governed by Delaware law.

        Under Section 145 of the General Corporation Law of the State of Delaware, corporations have broad powers to indemnify their directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        Delaware law also permits corporations to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach or alleged breach of directors' fiduciary "duty of care." While Delaware law does not eliminate the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. These provisions have no effect on director's liability for (1) breach of the director's duty of loyalty, (2) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (3) a corporation's illegal payment of dividends, (4) approval of any transaction from which the director derives an improper personal benefit, or (5) on claims arising under other laws, such as the federal securities laws.

        In connection with the Company's reincorporation in Delaware in November 1987, it included in its Certificate of Incorporation a provision limiting directors' liability to the greatest extent permitted by Delaware corporate law. In addition, the Certificate of Incorporation and the Company's Bylaws provide that it will indemnify its directors and officers to the fullest extent permitted under Delaware law, including circumstances in which indemnification is otherwise discretionary. The Company submitted these charter and Bylaw provisions to its stockholders, who approved them in March 1987.

        In addition, the Company has entered into separate Indemnification Agreements with its directors and officers to the full extent permitted by applicable law and our Certificate of Incorporation. The general effect of the indemnification provisions of the Bylaws and the Indemnification Agreements is to require the Company, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (provided the officer or director acted in good faith and in a manner he or she believed to be in or not opposed to the Company's best interests and, with respect to a criminal proceeding, provided he or she had no reasonable cause to believe that the conduct was unlawful), and to advance their expenses (including attorneys' fees) incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that its charter and Bylaw provisions and the separate Indemnification Agreements are necessary to attract and retain qualified persons as directors and officers.

        At present, the Company is not aware of any threatened litigation or proceeding which could result in a claim for indemnification by any director or officer.

ITEM 16. EXHIBITS.

        (a) Exhibits

EXHIBIT
NUMBER                                          EXHIBIT
---------  ----------------------------------------------------------------------------------
 1.1+      Form of Underwriting Agreement.

 3.1       Restated Certificate of Incorporation. Incorporated by reference to Exhibit (4)(a)
           of the Registrant's Form 10-Q for the quarter ended July 31, 1988.

 3.2       By-Laws. Incorporated by reference to Exhibit (3)(b) of the Registrant's Form 8-K under Item 5 dated November 20, 1987.

 4.1       Stockholder Rights Agreement between the Registrant and ChaseMellon Shareholder
           Services L.L.C. dated December 16, 1997. Incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-K for the year ended October 31, 1997.

 4.2*      First Amendment to Stockholder Rights Agreement between the Registrant and
           ChaseMellon Shareholder Services L.L.C. dated December 15, 1998.

 4.3       Form of Note Purchase Agreement dated as of July 30, 1998 for the private placement of $30 million of 6.69% Senior Notes due July 31, 2008 with Modern
           Woodman of America, American Life and Casualty Insurance Company, Massachusetts
           Mutual Life Insurance Company, Baystate Health Systems, Inc. and Principal Life
           Insurance Company. Incorporated by reference to Exhibit 4.1 of the Registrant's
           Form 10-Q for the quarter ended July 31, 1998.

 4.4       Credit Agreement dated as of July 31, 1998 among the Registrant, Bank of America
           National Trust and Savings Association, as Agent, Letter of Credit Issuing Bank
           and the Other Financial Institutions Party Thereto. Incorporated by reference to
           Exhibit 4.0 of the Registrant's Form 10-Q for the quarter ended July 31, 1998.

 4.5       Waiver and First Amendment, dated as of January 8, 1999 and effective as of
           October 31, 1998, to Credit Agreement dated as of July 31, 1998 among the
           Registrant, Bank of America National Trust and Savings Association, as Agent,
           Letter of Credit Issuing Bank and The Other Financial Institutions Party Thereto.

 4.6       Secured Promissory Note between Optical Coating Laboratory, Inc. and Aid
           Association for Lutherans dated November 8, 1995. Incorporated by reference to
           Exhibit 4.8 of the Registrant's Form 10-K for the year ended October 31, 1995.

 4.7       Capital Equipment Lease Agreement dated as of February 20, 1996 between Optical
           Coating Laboratory, Inc. and Fleet Credit Corporation. Incorporated by reference to Exhibit 4.10 of the Registrant's Form 10-K for the year ended October 31, 1996.

 4.8       Capital Equipment Lease Agreement dated as of June 19, 1996 between Flex Products,
           Inc. and Fleet Credit Corporation. Incorporated by reference to Exhibit 4.11 of the registrant's Form 10-K for the year ended October 31,1996.

EXHIBIT
NUMBER                                          EXHIBIT
---------  ----------------------------------------------------------------------------------
 4.9       Credit Agreement dated as of May 20, 1997 between Optical Coating Laboratory, Inc.
           as Borrower and ABN AMRO Bank N.V. as Bank. Incorporated by reference to Exhibit
           4.2 of the Registrant's form 10-Q for the quarter ended April 30, 1997.

 5.1+      Opinion and consent of Collette & Erickson LLP.

10.1*      License and Supply Agreement between Flex Products, Inc. and SICPA Holding, S.A.
           dated as of December 2, 1994.

10.2*      Amended and Restated Agreement between JDS Fitel, Inc. and Optical Coating
           Laboratory, Inc. dated as of April 15, 1999.

15.*       Letter regarding Unaudited Interim Financial Information.

23.1*      Consent of Deloitte & Touche LLP.

23.2*      Consent of KPMG LLP.

23.2+      Consent of Counsel (See Exhibit 5.1, above).

24.1*      Power of Attorney (See page II-5).

------------------------

 *  Not previously filed.

 +  To be filed by amendment.

ITEM 17. UNDERTAKINGS.

        (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (i)  The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Rosa, State of California, on the 22nd day of April 1999.

                                OPTICAL COATING LABORATORY, INC.

                                By:             /s/ CRAIG B. COLLINS
                                     -----------------------------------------
                                                  Craig B. Collins
                                         VICE PRESIDENT, FINANCE AND CHIEF
                                                 FINANCIAL OFFICER

                               POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears above or below hereby appoints Charles J. Abbe, Craig B. Collins and Joseph Zils or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign and file any and all amendments to this Registration Statement under the Securities Act of 1933, and all exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in- fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------


                                President, Chief Executive
/s/ CHARLES J. ABBE               Officer
------------------------------  and Director                  April 22, 1999
Charles J. Abbe                 (Principal Executive
                                  Officer)

                                Vice President, Finance
/s/ CRAIG B. COLLINS            and Chief Financial
------------------------------    Officer                     April 22, 1999
Craig B. Collins                (Principal Financial
                                  Officer)

/s/ HOLLY D. NEAL               Corporate Controller
------------------------------  (Principal Accounting         April 22, 1999
Holly D. Neal                     Officer)

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

/s/ HERBERT M. DWIGHT, JR.
------------------------------  Chairman of the Board         April 22, 1999
Herbert M. Dwight, Jr.

/s/ JOHN MCCULLOUGH
------------------------------  Director                      April 22, 1999
John McCullough

/s/ DOUGLAS C. CHANCE
------------------------------  Director                      April 22, 1999
Douglas C. Chance

------------------------------  Director                      April 22, 1999
Shoei Kataoka

/s/ JULIAN SCHROEDER
------------------------------  Director                      April 22, 1999
Julian Schroeder

/s/ RENN ZAPHIROPOULOS
------------------------------  Director                      April 22, 1999
Renn Zaphiropoulos

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                          EXHIBIT
---------  ----------------------------------------------------------------------------------
 1.1+      Form of Underwriting Agreement.
 3.1       Restated Certificate of Incorporation. Incorporated by reference to Exhibit (4)(a)
           of the Registrant's Form 10-Q for the quarter ended July 31, 1988.
 3.2       By-Laws. Incorporated by reference to Exhibit (3)(b) of the Registrant's Form 8-K under Item 5 dated November 20, 1987.
 4.1       Stockholder Rights Agreement between the Registrant and ChaseMellon Shareholder
           Services L.L.C. dated December 16, 1997. Incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-K for the year ended October 31, 1997.
 4.2*      First Amendment to Stockholder Rights Agreement between the Registrant and
           ChaseMellon Shareholder Services L.L.C. dated December 15, 1998.
 4.3       Form of Note Purchase Agreement dated as of July 30, 1998 for the private placement of $30 million of 6.69% Senior Notes due July 31, 2008 with Modern
           Woodman of America, American Life and Casualty Insurance Company, Massachusetts
           Mutual Life Insurance Company, Baystate Health Systems, Inc. and Principal Life
           Insurance Company. Incorporated by reference to Exhibit 4.1 of the Registrant's
           Form 10-Q for the quarter ended July 31, 1998.
 4.4       Credit Agreement dated as of July 31, 1998 among the Registrant, Bank of America
           National Trust and Savings Association, as Agent, Letter of Credit Issuing Bank
           and the Other Financial Institutions Party Thereto. Incorporated by reference to
           Exhibit 4.0 of the Registrant's Form 10-Q for the quarter ended July 31, 1998.
 4.5       Waiver and First Amendment, dated as of January 8, 1999 and effective as of
           October 31, 1998, to Credit Agreement dated as of July 31, 1998 among the
           Registrant, Bank of America National Trust and Savings Association, as Agent,
           Letter of Credit Issuing Bank and The Other Financial Institutions Party Thereto.
 4.6       Secured Promissory Note between Optical Coating Laboratory, Inc. and Aid
           Association for Lutherans dated November 8, 1995. Incorporated by reference to
           Exhibit 4.8 of the Registrant's Form 10-K for the year ended October 31, 1995.
 4.7       Capital Equipment Lease Agreement dated as of February 20, 1996 between Optical
           Coating Laboratory, Inc. and Fleet Credit Corporation. Incorporated by reference to Exhibit 4.10 of the Registrant's Form 10-K for the year ended October 31, 1996.
 4.8       Capital Equipment Lease Agreement dated as of June 19, 1996 between Flex Products,
           Inc. and Fleet Credit Corporation. Incorporated by reference to Exhibit 4.11 of the registrant's Form 10-K for the year ended October 31, 1996.
 4.9       Credit Agreement dated as of May 20, 1997 between Optical Coating Laboratory, Inc.
           as Borrower and ABN AMRO Bank N.V. as Bank. Incorporated by reference to Exhibit
           4.2 of the Registrant's form 10-Q for the quarter ended April 30, 1997.
 5.1+      Opinion and consent of Collette & Erickson LLP.
 10.1*     License and Supply Agreement between Flex Products, Inc. and SICPA Holding, S.A.
           dated as of December 2, 1994.
 10.2*     Amended and Restated Agreement between JDS Fitel, Inc. and Optical Coating
           Laboratory, Inc. dated as of April 15, 1999.
15.*       Letter regarding Unaudited Interim Financial Information.
23.1*      Consent of Deloitte & Touche LLP.
23.2*      Consent of KPMG LLP.
23.2+      Consent of Counsel (See Exhibit 5.1, above).
24.1*      Power of Attorney (See page II-5).

------------------------

 *  Not previously filed.

 +  To be filed by amendment.